As Filed with the Securities and Exchange Commission on May 6, 2004.
Registration No. 333-113243

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Inhibitex, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2836	74-2708737
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1165 Sanctuary Parkway

Suite 400
Alpharetta, GA 30004
(678) 746-1100
(Address Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

William D. Johnston, Ph.D.

President and Chief Executive Officer
1165 Sanctuary Parkway
Suite 400
Alpharetta, GA 30004
(678) 746-1100
(Name, Address Including Zip Code and Telephone Number,
Including Area Code of Agent for Service)

Copies to:

David S. Rosenthal, Esq. Swidler Berlin Shereff Friedman, LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 973-0111	Mitchell S. Bloom, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 (617) 248-7000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee(2)

Common Stock, .001 par value per share	$86,250,000	$10,927.88

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Registration fee previously paid in connection with the initial filing of this Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 6, 2004

5,900,000 Shares

 Common Stock

We are selling 5,900,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 885,000 shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $10.00 and $12.00 per share. We have filed for approval for quotation of our common stock on the Nasdaq National Market under the symbol “INHX.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Thomas Weisel Partners LLC	Lazard

Harris Nesbitt

The date of this prospectus is                       , 2004.

SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. Prior to deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes to those financial statements that appear elsewhere in this prospectus. References in this summary and in the entire prospectus to our amended and restated certificate of incorporation and bylaws refer to those that shall be in effect upon closing of this offering. Unless otherwise specified, references in this prospectus to “Inhibitex,” the “Company,” “we,” “our” and “us” refer to Inhibitex, Inc.

Inhibitex®, MSCRAMM®, Veronate® and Aurexis® are registered trademarks of Inhibitex, Inc. MSCRAMM is an acronym for Microbial Surface Components Recognizing Adhesive Matrix Molecules.

Our Business

We are a biopharmaceutical company committed to the discovery, development and commercialization of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections in the hospital setting. We currently have two product candidates in late-stage clinical development and three product candidates in preclinical development. Our product candidates have been developed based on our expertise in MSCRAMM proteins for which we own or have licensed numerous patents and patent applications. MSCRAMM proteins are located on the surface of pathogenic organisms, such as bacteria and fungi, and play a prominent role in the process of infection. These proteins enable organisms to initiate and maintain an infection by adhering to specific sites on human tissue or implanted medical devices. Our antibody-based product candidates are designed to bind to specific MSCRAMM proteins, thereby preventing infections or reducing their severity.

Veronate, our lead product candidate, is the subject of a Phase III clinical trial, for which we expect to initiate enrollment in July 2004. Veronate is being developed for the prevention of hospital-associated infections in premature, very low birth weight, or VLBW, infants. Our second product candidate, Aurexis, is currently being evaluated in a Phase II clinical trial as a first-line, or initial, therapy in combination with antibiotics, to treat serious, life-threatening Staphylococcus aureus, or S. aureus, bloodstream infections in hospitalized patients. We have retained worldwide commercialization rights to both Veronate and Aurexis and two of our three preclinical product candidates. We expect to commercialize Veronate, and potentially Aurexis, in the United States by establishing a specialized, hospital-based sales force. We currently do not have any commercialization capabilities, and it is possible that we may never be able to successfully commercialize any of our product candidates. Our leading product candidates are in the clinical stage of development, and we have neither received regulatory approval for, nor derived commercial revenues from, any of them.

Our Product Candidates

Veronate

We are developing Veronate as a prophylactic product to prevent hospital-associated infections in VLBW infants. Veronate contains concentrated amounts of antibodies that target specific MSCRAMM proteins found on the surface of staphylococci.

According to the United States Census Bureau, there were approximately 60,000 VLBW infants born in the United States in 2001. Studies indicate that 30-50% of all VLBW infants weighing 1,250 grams or less at birth will develop at least one hospital-associated infection during their stays in the neonatal intensive care unit, or NICU. Hospital-associated infections result in significant mortality and morbidity among VLBW infants.

Veronate is the subject of a Phase III clinical trial. This trial is designed to be a pivotal clinical trial, for which the primary endpoint is the reduction in the frequency of S. aureus infections in VLBW infants weighing 500 to 1,250 grams. If this endpoint is achieved, we understand, based on our discussions with the FDA, that this trial would be sufficient for the submission of a Biologics License Application, or BLA, for Veronate. We anticipate that it will take 18-24 months to fully enroll this Phase III trial. The results of the Phase III trial may not confirm the Phase II results.

In December 2003, we completed a 512-patient, Phase II clinical trial of Veronate for the prevention of hospital-associated infections in VLBW infants weighing 500 to 1,250 grams at birth. Results from the trial demonstrated that Veronate was generally safe and well tolerated among treated infants. Although not statistically significant, preliminary efficacy findings from the Phase II trial included reductions in the frequency of infections due to S. aureus and candida of 63% and 67%, respectively, and a 36% reduction in mortality. Due to the prophylactic nature of the indication, the Phase II trial was not powered to demonstrate statistically significant differences among the treatment arms in measures of efficacy.

Veronate has been granted Fast Track and Orphan Drug status by the FDA. Fast Track status may provide for a priority, or accelerated, regulatory review by the FDA and is granted to certain new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Orphan Drug status is provided to drugs used to treat diseases or conditions affecting fewer than 200,000 persons in the United States, and subject to certain limited exceptions, may entitle the first Orphan Drug for a designated indication to receive FDA approval to market exclusivity in the United States for up to seven years.

Aurexis

Aurexis is a humanized monoclonal antibody being developed as a first-line therapy, in combination with antibiotics, for serious, life-threatening S. aureus bloodstream infections in hospitalized patients. A humanized monoclonal antibody is a murine, or mouse, antibody that has been genetically engineered to be similar to a human antibody. Aurexis and Veronate target the same MSCRAMM protein on S. aureus. Therefore, we believe the results from our Phase II Veronate trial and our preclinical efficacy studies provide validation for the S. aureus MSCRAMM protein.

S. aureus is one of the leading causes of hospital-associated infections and related mortality. There were an estimated one million hospital-associated S. aureus infections worldwide in 2002, of which approximately 225,000 occurred in the United States. S. aureus is becoming increasingly resistant to antibiotics. According to the Centers for Disease Control and other sources, in 2002 the percentage of hospital-associated S. aureus infections caused by methicillin-resistant S. aureus, or MRSA, in intensive care units in the United States was approximately 60%.

We are currently conducting a 60-patient Phase II clinical trial for Aurexis. Hospitalized patients with documented S. aureus bloodstream infections are randomized to receive antibiotic therapy in combination with either Aurexis or placebo. The Phase II trial is designed to evaluate the safety, pharmacokinetics and preliminary efficacy of Aurexis. We expect to have final data from this trial during the first half of 2005. We are also exploring the use of Aurexis in patients with cystic fibrosis and end stage renal disease and those who are undergoing cardiac surgery. We may initiate additional clinical trials in one or more of these indications in the future.

Preclinical Product Candidates

We currently have three product candidates in preclinical development, all of which are based on the use of MSCRAMM proteins. Two of these candidates are humanized monoclonal antibodies, one of which targets hospital-associated enterococcal infections, the other of which targets hospital-associated candida infections. Our third candidate is a human staphylococcal vaccine being developed by Wyeth that is the subject of a worldwide license and collaboration agreement.

Benefits of Our MSCRAMM Protein Approach

We believe that our antibody-based product candidates that utilize MSCRAMM proteins may provide the following advantages over existing anti-infective therapies:

•	the ability to be used prophylactically in patients where the preventive use of antibiotics is not appropriate or recommended;

•	improved patient outcomes by reducing the incidence of secondary site infections, relapse rates, mortality and length of hospital stay;

•	a lower likelihood of inducing patterns of drug resistance due to their novel mechanisms of action; and

•	fewer side effects.

Our Strategy

Our goal is to become a leading biopharmaceutical company that discovers, develops and commercializes novel, antibody-based products to prevent and treat serious bacterial and fungal infections in the hospital setting. In order to achieve this goal, we are focused on the following key strategies:

•	complete the pivotal Phase III clinical trial and obtain regulatory approval for Veronate;

•	advance the development of Aurexis and our preclinical product candidates;

•	establish a specialized, hospital-based sales force in the United States to sell our products;

•	utilize our expertise in MSCRAMM proteins to discover and develop additional first-in-class products; and

•	expand our product portfolio through in-licensing and acquisitions.

Risks Affecting Us

We are subject to a number of risks that you should be aware of before you decide to invest in our common stock. These risks, which are discussed more fully in “Risk Factors,” include, but are not limited to, our heavy dependence on the successful development and commercialization of our lead product candidate Veronate, the untested nature of our MSCRAMM approach, our need to comply with extensive governmental regulations in order to obtain approval to further develop and market our product candidates, our ability to protect our intellectual property rights and operate without infringing upon the intellectual property rights of others, and our expected need to raise additional capital in the future to support our operations.

As of March 31, 2004, we had an accumulated deficit of $80.6 million. We expect to continue to incur increasing losses for the foreseeable future, and we may never become profitable. Our current product candidates are either in clinical trials or preclinical studies, any of which may be delayed or terminated at any time. We have not received regulatory approval for, or generated product revenues from, any of our product candidates. We cannot assure you that we will successfully develop or commercialize any of our product candidates.

Corporate Information

We were incorporated in Delaware in May 1994. Our principal executive offices are located at 1165 Sanctuary Parkway, Suite 400, Alpharetta, Georgia 30004. Our telephone number is (678)746-1100. Our website is www.inhibitex.com. Information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

The Offering

Common stock offered	5,900,000 shares

Common stock to be outstanding after this offering	18,395,610 shares

Use of proceeds	We plan to use the net proceeds from this offering for the continued development of our product candidates, working capital and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	INHX

New Enterprise Associates 10, Limited Partnership, our largest stockholder, has indicated an interest in purchasing up to 590,000 of the shares offered by this prospectus at the initial public offering price, but has no legal obligation to do so.

The number of shares to be outstanding immediately after this offering is based on 12,495,610 shares of our common stock outstanding as of March 31, 2004, and excludes:

•	1,376,854 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with a weighted average exercise price of $2.48 per share;

•	1,838,118 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $13.47 per share;

•	shares of common stock issuable upon the conversion of preferred stock to be paid in respect of dividends that will accrue on our outstanding preferred stock between April 1, 2004 and the closing of this offering; and

•	1,482,695 shares reserved for future issuance or grant under our stock incentive plans.

Except as otherwise noted, all of the information presented in this prospectus is based on the following assumptions:

•	a 1-for-2.38 reverse split of our common stock, which will be effected prior to the completion of this offering;

•	the conversion of all shares of preferred stock outstanding as of March 31, 2004 into 10,331,707 shares of common stock immediately prior to the closing of this offering;

•	the conversion of all cumulative preferred stock dividends accrued as of March 31, 2004 into 1,496,725 shares of common stock immediately prior to the closing of this offering; and

•	the underwriters do not exercise their right to purchase up to an additional 885,000 shares to cover over-allotments.

Summary Financial Data

The following summary financial data should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related Notes included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the years ended December 31, 1999 and 2000 are derived from our audited financial statements which are not included in this prospectus. The balance sheet data as of March 31, 2004 and the Statement of Operations data for each of the three months ended March 31, 2003 and 2004 and for the period from inception (May 13, 1994) through March 31, 2004 have been derived from our unaudited financial statements, which include, in the opinion of management, all adjustments necessary to present fairly the data for such periods. Historical results are not indicative of results in any future period.

The pro forma as adjusted balance sheet data as of March 31, 2004 reflect (i) the conversion of all of our preferred stock outstanding as of March 31, 2004 into shares of common stock immediately prior to the closing of this offering, (ii) the conversion of all cumulative preferred stock dividends accrued through March 31, 2004 into 1,496,725 shares of common stock immediately prior to the closing of this offering, and (iii) the sale of shares of common stock in this offering at $11.00 per share (the mid-point of our estimated initial public offering price range), after deducting underwriting discounts and commissions and our estimated offering expenses.

	Period From
	Inception
	(May 13,
	1994)						Three Months Ended
	Through	Years Ended December 31,					March 31,
	March 31,
	2004	1999	2000	2001	2002	2003	2003	2004

	(unaudited)
		(in thousands, except per share data)					(unaudited)
Statement of Operations Data:
Revenue	$3,324	$261	$634	$271	$900	$1,096	$225	$162
Operating expenses:
Research and development	56,700	2,747	5,864	7,099	15,615	19,071	3,855	4,080
General and administrative	13,184	683	1,121	1,847	3,328	4,677	1,086	907

Total operating expenses	69,884	3,430	6,985	8,946	18,943	23,748	4,941	4,987

Loss from operations	(66,560)	(3,169)	(6,351)	(8,675)	(18,043)	(22,652)	(4,716)	(4,825)
Interest and other income (expense), net	1,077	(175)	(112)	568	430	319	69	3

Net loss	(65,483)	(3,344)	(6,463)	(8,107)	(17,613)	(22,333)	(4,647)	(4,822)
Dividends and accretion to redemption value of redeemable preferred stock	(15,160)	—	(461)	(1,271)	(5,626)	(6,201)	(1,549)	(1,601)

Net loss attributable to common stockholders	$(80,643)	$(3,344)	$(6,924)	$(9,378)	$(23,239)	$(28,534)	$(6,196)	$(6,423)

Basic and diluted net loss attributable to common stockholders per share		$(8.20)	$(16.85)	$(21.17)	$(47.83)	$(54.19)	$(11.95)	$(10.74)

Pro forma basic and diluted net loss attributable to common stockholders per share (unaudited)(1)						$(2.81)		$(0.52)

Weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share		408,023	410,945	442,980	485,842	526,578	518,613	597,949

Pro forma weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share (unaudited)(1)						10,145,137		12,426,381

	As of March 31, 2004

		Pro Forma
	Actual	As Adjusted

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,967	$76,824
Short-term investments	4,890	4,890
Working capital	19,997	78,854
Total assets	26,927	85,784
Long-term debt and capital leases, less current portion	1,488	1,488
Redeemable convertible preferred stock and warrants	98,709	—
Deficit accumulated during the development stage	(80,643)	(80,643)
Total stockholders’ (deficit) equity	(79,436)	78,130

(1) See Note 3 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and number of shares used in computing pro forma basic and diluted net loss per common share.

RISK FACTORS

If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We depend heavily on the success of our lead product candidate, Veronate, which is still in clinical development. If we are unable to commercialize Veronate, or experience significant delays in doing so, our business could be materially harmed.

Since our inception, we have invested a significant portion of our time and financial resources on the development of Veronate. We anticipate that in the near-term, our ability to generate significant product revenues will depend solely on the successful development and commercialization of Veronate. We believe we will need to raise additional funds before we can advance Veronate through the regulatory review and approval process and commercialization.

If the data from our pivotal Phase III clinical trial for Veronate are not satisfactory, we will not be able to proceed with the filing of a BLA for Veronate or we may be forced to withdraw the filing or narrow the indication for which we seek marketing approval. If we believe the results of this Phase III trial are satisfactory and we file a BLA for Veronate, the FDA may not accept our filing, may request additional information, require additional clinical trials, limit the approved use of such product or ultimately not grant marketing approval for Veronate. Veronate has been granted Fast Track status by the FDA. Fast Track status may qualify Veronate for expedited review by the FDA, but does not assure such an expedited review. Fast Track status may be withdrawn if the FDA believes that such status is no longer supported by data from our clinical development program. If we are not successful in commercializing Veronate, or are significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.

No antibody-based products that target MSCRAMM proteins have been developed or approved.

All of our product candidates, including Veronate and Aurexis, target various MSCRAMM proteins. The use of MSCRAMM proteins to develop antibody-based products is an untested approach. These proteins have not yet been used by us or others to successfully develop or commercialize any approved products. We may fail to produce an approved product that targets MSCRAMM proteins, which could materially harm our business. If Phase III clinical trial results for Veronate are unsatisfactory, this may cast doubt on the viability of our MSCRAMM protein approach and our entire portfolio of product candidates.

If the clinical trials for our product candidates are unsuccessful or delayed, we could be delayed or precluded from further developing, or ultimately selling our product candidates.

You must evaluate us in light of the uncertainties and complexities present in a development stage biopharmaceutical company. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct extensive clinical trials to demonstrate their safety and efficacy. Clinical testing is expensive and can take many years to complete, and its outcome is uncertain. Delays or clinical setbacks may occur at any time. If the enrollment of patients in our clinical trials is delayed or proceeds at a slower pace than expected, our clinical trials will take longer, and cost more, to complete.

The results of preclinical studies and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or to obtain regulatory approval in the United States or elsewhere. We have conducted a single 512-patient Phase II trial for Veronate and a single 19-patient Phase I trial for Aurexis. The results of these trials are not statistically significant. There can be no assurance that the results of these trials are predictive of the outcomes in our later-stage trials for Veronate and Aurexis. In addition, we will have no control over the antibiotic treatments used by investigators in conjunction with Aurexis in our Phase II trial for Aurexis. This may make our Phase II clinical trial data for Aurexis difficult to interpret, which may require us to conduct additional clinical trials.

We must comply with extensive government regulations in order to obtain and maintain marketing approval for our products in the United States and abroad.

Our product candidates are subject to extensive and rigorous domestic and foreign government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If our product candidates are successfully developed and marketed abroad, they will also be subject to similar extensive regulation by foreign governments. We must provide the FDA and foreign regulatory authorities, if applicable, with clinical data that appropriately demonstrate our product candidates’ safety and efficacy in humans before they can be approved for the targeted indications. None of our product candidates has been approved for sale in the United States or any foreign market, and we cannot predict whether regulatory approval will be obtained for any product candidate that we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity and novelty of the product, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. In addition, we may encounter delays or rejections based upon additional governmental regulation resulting from future legislative or administrative action or changes in FDA policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approvals may:

•	adversely affect the commercialization of any product candidates that we develop;

•	diminish any competitive advantages that we may have or attain; and

•	adversely affect revenues or receipt of royalties from the sale of our products.

Furthermore, any required regulatory approvals, if granted, may be withdrawn. If we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we may be subject to restrictions, including:

•	delays in clinical trials or commercialization;

•	refusal by the FDA to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.

The ability to market a product outside of the United States is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks associated with the FDA as described above and may include additional risks.

If third-party vendors upon whom we rely to conduct our clinical trials do not perform or fail to comply with strict regulations, the clinical trials for our product candidates may be delayed or unsuccessful.

We have limited experience in conducting and managing large clinical trials. We rely on third parties, including clinical research organizations, outside consultants and principal investigators to assist us in managing, monitoring and conducting our clinical trials. We rely on these vendors to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites are conducting the trial in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the clinical trials for our product candidates may be delayed or unsuccessful. Furthermore, the FDA may inspect some of the clinical sites participating in our clinical trials, or our third party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our clinical trials could materially harm our business.

If third-party suppliers upon whom we rely or may rely to provide us with the critical raw material for Veronate do not perform or fail to comply with strict regulations, our clinical trials for, and the commercialization of, Veronate could be delayed or adversely affected.

We purchase plasma, which contains the antibodies needed to manufacture Veronate, from DCI Management Group, Inc., or DCI, under a long-term supply contract. While there are additional sources of this plasma available, we do not have arrangements with any other suppliers and therefore currently depend on DCI as our sole source of this critical raw material. In the event DCI is not able to supply us pursuant to our contract with them, it may be difficult for us to find alternative suppliers of plasma on commercially acceptable terms without undue delays, which could adversely impact our cost, as well as our ability, to manufacture Veronate on a timely basis.

The collection of plasma, including screening procedures for plasma donors, is subject to extensive and strict regulation by the FDA and other foreign regulatory authorities. In the event that DCI, or any future alternative supplier, fails to comply with these stringent regulations, it could be precluded from shipping us an adequate supply of plasma, which could adversely impact our ability to manufacture Veronate on a timely basis.

If third-party contract manufacturers upon whom we rely to manufacture our product candidates do not perform or fail to comply with strict regulations, our clinical trials and the commercialization of our products could be delayed or suspended.

We do not own or operate any manufacturing facilities. We have contracted with third-party manufacturers to make our product candidates for our clinical trials. We also intend to rely on third-party contract manufacturers, at least for the foreseeable future, to manufacture our products if and when they are approved to be sold. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our clinical trials, the approval or commercialization of our products, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

•	Each of our current product candidates is, and will likely continue to be, made by a single third-party contract manufacturer. We do not have alternate manufacturing plans for our product candidates at this time. It may be difficult or impossible for us to find alternative manufacturers on commercially acceptable terms, if at all.

•	Changing our current or future manufacturers may be difficult for us, as the number of potential contract manufacturers that would be able to make our products is limited and a change may interrupt our ability to supply our products to the marketplace. In accordance with FDA-mandated current good manufacturing practices, or cGMPs, changing manufacturers will require re-validation of the manufacturing processes and procedures and may require further clinical trials, which may be costly and time-consuming.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business.

•	Our manufacturer’s plant may be closed as a result of a natural disaster.

•	To date, our product candidates have been manufactured in small quantities for preclinical studies and clinical trials. If we are unable to increase the manufacturing scale of, or increase the capacity for, our product candidates, their regulatory approval or commercial launch may be delayed or we may experience a shortage in supply. We cannot assure you that we will be able to find manufacturers acceptable to us who can manufacture our products in commercial quantities in a timely or economic manner, if at all.

•	We currently have not entered into any arrangement with a contract manufacturer to produce Phase III clinical trial material for Aurexis. We cannot assure you that we will be able to enter into an agreement with a suitable contract manufacturer for Aurexis on commercially acceptable terms, if at all, or in a time-frame that does not delay the clinical development of Aurexis.

Drug manufacturers are subject to ongoing periodic inspections by the FDA, the United States Drug Enforcement Agency, or the DEA, and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers, or us, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant premarket approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

Our third-party contract manufacturer for Veronate is a potential competitor of ours. If we fail to maintain or renew our manufacturing agreement with this manufacturer, the development and commercialization of Veronate could be delayed or adversely affected.

In December 2001, we entered into a ten-year contract manufacturing agreement with Nabi Biopharmaceuticals, Inc., or Nabi, to be our contract manufacturer for Veronate. Nabi is a publicly-held company that discovers, develops, manufactures and markets antibody-based products. Nabi has two antibody-based product candidates currently being evaluated in clinical trials that are directed towards preventing staphylococcal infections, one of which could potentially compete with Veronate, if approved. Nabi’s other antibody-based product candidate could potentially compete with our staphylococcal vaccine that is the subject of our worldwide license and collaboration agreement with Wyeth. Under our agreement with Nabi, we may not be able to engage any other third party to manufacture Veronate until our agreement with Nabi is terminated. If we fail to maintain or renew our manufacturing agreement with Nabi, the development and commercialization of Veronate could be delayed or adversely affected.

We have experienced losses since our inception. We expect to continue to incur such losses for the foreseeable future and we may never become profitable.

Since inception through March 31, 2004, we have incurred a cumulative loss from operations of approximately $66.6 million. Our losses to date have resulted principally from:

•	costs related to our research programs and the development of our product candidates; and

•	general and administrative costs relating to our operations.

We anticipate incurring substantial and increasing losses for the foreseeable future as we further develop our product candidates, which will require us to conduct significant research and laboratory testing, conduct clinical trials, as well as seek regulatory approvals. In addition, we intend to establish a hospital-based sales force in the United States to market and sell Veronate. We also expect that our general and administrative expenses will increase as we add additional personnel to support our operations. We cannot assure you that we will ever become profitable.

We may be forced to delay or curtail the development or commercialization of our product candidates if we are unable to obtain additional funding.

We expect that our need for additional capital will be substantial and the extent of this need will depend on many factors, some of which are beyond our control, including:

•	the successful and continued development of our product candidates in preclinical and clinical testing;

•	the establishment of marketing and sales capabilities and the costs to launch our product candidates;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	the timing of regulatory approvals needed to market our product candidates;

•	market acceptance of our products; and

•	the need to acquire licenses to new products or compounds.

We anticipate that our existing cash, cash equivalents and short-term investments, plus the net proceeds from this offering, will enable us to operate for a period of at least 18 months. We have no committed sources of additional capital. We cannot assure you that funds will be available to us in the future on favorable terms, if at all. If adequate funds are not available to us on terms that we find acceptable, or at all, we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on any or all of our product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to certain technologies or product candidates that we would not otherwise relinquish in order to continue independent operations.

We may be unable to successfully develop or commercialize product candidates that are the subject of collaborations if our collaborators do not perform.

We expect to enter into and rely on collaborations with third parties to develop and/or commercialize our product candidates outside of the United States and in certain markets in the United States. In particular, we plan to establish a partnership for Aurexis. If we do so, such collaborators may not perform as agreed, fail to comply with strict regulations or elect to delay or terminate their efforts in developing or commercializing our product candidates. Our only current collaboration is with Wyeth to develop a vaccine to prevent staphylococcal infections in humans. We believe this collaboration is necessary for us to fund research and development activities, provide a suitable manufacturer, obtain regulatory approvals and to successfully commercialize a vaccine product candidate. We cannot assure you that any product candidates derived from our relationship with Wyeth, or other collaborations we may enter into in the future with respect to Aurexis or our other product candidates, will result in commercially successful products.

If we are unable to attract and retain key employees, advisors or consultants, we may be unable to successfully develop and commercialize our product candidates or otherwise manage our business effectively and our stock price may be adversely affected.

Our success depends in part on our ability to attract and retain highly qualified management and personnel and academic scientists and clinicians as advisors or consultants. We are currently dependent upon the efforts of our executive officers, each of whom is party to an employment agreement with us. We currently maintain key-man life insurance on Joseph M. Patti, M.S.P.H., Ph.D., our Vice President, Preclinical Development and Chief Scientific Officer. In order to pursue our product development and commercialization strategies, we will need to attract and hire additional personnel with experience in a number of disciplines, including clinical testing, government regulation, manufacturing, sales and marketing, drug reimbursement and information systems. Although we have not had material difficulties in attracting and retaining key personnel in the past, we may not be able to continue to attract and retain such personnel on acceptable terms, if at all. If we lose any key employees, or are unable to attract and retain qualified personnel and advisors, our business may be harmed.

Our industry is highly competitive and subject to rapid technological changes. As a result we may be unable to compete successfully or develop innovative products, which could harm our business.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include, among others, major multinational pharmaceutical companies, biotechnology firms, universities and other research institutions. In particular, Nabi, Biosynexus, Inc., and NeuTec PLC are developing protein-based product candidates, including antibodies, enzymes and peptides, for the prevention and treatment of staphylococcal infections. These companies have commenced clinical trials for these product candidates. Some of these companies and institutions, either alone or together with their collaborators, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Developments by others may render our product candidates or technologies obsolete or noncompetitive.

We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials and for licenses of proprietary technology. These competitors, either alone or with their collaborators, may succeed in developing technologies or products that are more effective, less expensive or easier to administer than ours. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for their drug candidates more rapidly than we can. Companies that complete clinical trials, obtain required regulatory approvals and commercialize their drugs before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that could delay the ability of competitors to market certain products. We cannot assure you that product candidates resulting from our research and development efforts, or from joint efforts with our collaborators, will be able to compete successfully with our competitors’ existing products or products under development.

Most of our product candidates target Orphan Drug indications. If we fail to obtain approval for an Orphan Drug indication before one of our competitors does, we may be prevented from selling our products for a period of time.

Our lead product candidate, Veronate, has been granted Orphan Drug status by the FDA for the reduction of nosocomial bacteremia caused by staphylococci in very low birth weight, or VLBW infants, and most of our other product candidates also target Orphan Drug indications. A product that has Orphan Drug status and is the first to receive FDA approval for the designated indication is entitled, subject to certain limited exceptions, to market exclusivity in the United States for seven years. We believe that Nabi and Biosynexus, Inc. have been granted Orphan Drug status for their antibody-based products that are being evaluated in Phase II trials for the prevention of staphylococcal infections in premature infants. If we are not first to receive FDA approval for our Orphan Drug indications, we may be prevented from having our product candidates approved in those indications for up to seven years. In addition, even if we are first to obtain approval for our Orphan Drug indications, clinicians may choose to use products that have been approved for other indications.

If our future products do not gain meaningful acceptance in their intended markets, we are not likely to generate significant revenues or become profitable.

Even if we successfully develop our product candidates and obtain the requisite regulatory approvals to sell them in the future, they may not gain market acceptance or utilization among physicians and patients and reimbursement and support from third-party payors. The degree of market acceptance for any product that we commercialize will depend on a number of factors, including:

•	the product’s potential advantages over existing or alternative therapies;

•	the actual or perceived safety of similar classes of products;

•	the effectiveness of our sales, marketing and distribution capabilities; and

•	the scope of the product label approved by the FDA.

There can be no assurance that hospitals or physicians will choose to administer our products to the entire intended market, if at all. If our products do not achieve meaningful market acceptance or if the market for our products proves to be smaller than anticipated, we are not likely to generate significant revenues or become profitable.

If we are unable to adequately protect our intellectual property, our business prospects could be harmed.

Our success depends in part on our ability to:

•	obtain patents or rights to patents and maintain their validity;

•	protect our trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights or patents.

We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether we will be able to ultimately enforce our patents or proprietary rights. Any patents that we own or license may be challenged, invalidated or circumvented and may not provide us with the protection against competitors that we anticipate. Accordingly, we may be forced to engage in costly and time consuming litigation in order to protect our intellectual property rights. Our pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing product candidates to the market is too great, thus adversely affecting our operating results. Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our trade secrets and proprietary know-how could seriously impair our competitive position and harm our business. We may become involved in costly litigation in order to enforce patent rights or protect trade secrets or know-how that we own or license.

If a third party claims we are infringing on its intellectual property rights, we could incur significant litigation or licensing expenses, or be prevented from further developing or commercializing our products.

Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming and their outcome is uncertain. We may become involved in litigation in order to determine the enforceability, scope and validity of the proprietary rights of others.

Scientific research has been conducted for many years in the areas in which we have focused our research and development efforts, which has resulted in third parties having a number of issued patents and still-pending patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until the patent is issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to our product candidates may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing related product development and commercialization and may be subject to damage awards.

If we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. A detrimental outcome of such litigation or proceedings may expose us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. We may be restricted or prevented from developing, manufacturing and selling our product candidates in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses.

Our current and future product candidates may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license or sublicense to these rights in order to develop or commercialize them. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses or sublicenses, we could encounter delays in the development of our product candidates or be prevented from manufacturing and commercializing our products. If it is determined that we have infringed an issued patent, we could be compelled to pay significant damages, including punitive damages. In cases where we have in-licensed intellectual property, our failure to comply with the terms and conditions of such agreements could harm our business.

Biosynexus, Inc. filed suit against us in January 2003 in the Superior Court of Fulton County, Georgia, alleging the misappropriation of trade secrets, which we purportedly received through a large, nationally recognized third-party contract research organization and utilized in the design of clinical trials for Veronate. In its suit, Biosynexus is seeking injunctive relief as well as financial damages. As described under “Competition,” we believe Biosynexus is developing a monoclonal antibody against staphylococcal organisms for use in the pediatric market. In July 2003, the court denied Biosynexus’ request for injunctive relief, and further ruled that we made a preliminary showing that we had not misappropriated, converted or benefited from the use of any property, including trade secrets, of Biosynexus. The court’s ruling also indicated that Biosynexus had not shown a substantial likelihood that it would ultimately prevail on the merits of its case at trial. In August 2003, Biosynexus filed a notice of appeal of the court’s ruling. We can provide no assurance that the appeal filed by Biosynexus will not be successful or that we will not be subject to similar suits in the future.

If we fail to establish marketing and sales capabilities or fail to enter into effective sales, marketing and distribution arrangements with third parties, we may not be able to successfully commercialize our products.

We intend to sell Veronate, and possibly Aurexis, through our own hospital-based sales force in the United States and establish relationships with other companies to commercialize them in other countries around the world. We currently have no internal sales and marketing capabilities, or an infrastructure to support such activities, and have no experience in the commercialization of pharmaceutical products. Therefore, our future profitability will depend in part on our ability to efficiently develop a hospital-based sales force and related marketing capabilities. The development of our own hospital-based sales and marketing force will result in us incurring significant costs before the time that we may generate significant revenues. We may not be able to attract and retain qualified marketing or sales people, or be able to establish an effective sales force. To the extent that we enter into marketing and sales arrangements with other companies to sell our products in the United States or abroad, our product revenues will depend on their efforts, which may not be successful.

Hospital-based products are typically distributed through third-party distributors rather than directly through the organization conducting the sale and marketing of the product. Our ability to accurately forecast our sales will be directly linked to the quality and timeliness of inventory information provided by these third-party distributors.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our products, our revenues and potential for profitability will be harmed.

In both the United States and foreign markets, our product revenues will depend principally upon the reimbursement rates established by third-party payors. Such third-party payors include government health administration authorities, managed-care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs or pharmaceutical products. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of our products. Such studies may require us to commit a significant amount of management time and financial and other resources. We cannot assure you that our products will be reimbursed or covered by any of these third-party payors.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In some foreign markets, governments control prescription pharmaceuticals’ pricing and profitability. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any products in the future, which would limit our revenues and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceutical products may change before our product candidates are approved for sale, which could further limit or eliminate reimbursement rates for our products.

Veronate is a blood product derived from human plasma. The administration of blood products could result in the transmission of infectious diseases that could prevent us from selling Veronate or expose us to liability.

Veronate is an immune globulin product candidate. Immune globulins contain antibodies derived from human plasma, which is a component of blood. Certain harmful pathogenic organisms are found in blood. While the collection, processing and manufacture of Veronate are designed to eliminate harmful pathogens, we cannot assure you that this will prevent transmission of both known and unknown pathogens to patients being treated with Veronate. If Veronate were known to have transmitted any harmful pathogens, approval of Veronate may be delayed, suspended or withdrawn, we could be forced to recall the product, and we may be subject to product liability claims. Further, if public concern arises that any blood product may transmit a disease, approval for Veronate may be delayed or withdrawn, or use of Veronate may be reduced or limited due to these concerns.

If a product liability claim is successfully brought against us for uninsured liabilities or exceeds our insurance coverage, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. We currently have product liability insurance coverage for our clinical trials in the amount of $5.0 million. Such insurance coverage may not protect us against any or all of the product liability claims which may be brought against us in the future. We may not be able to maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

Our revenues, expenses and results of operations will be subject to significant fluctuations, which will make it difficult to compare our operating results from period to period.

Until we have successfully developed and commercialized a product candidate, we expect that substantially all of our revenues will result from payments under collaborative arrangements. To date, these payments have been in the form of up-front license and research and development support payments. We may not be able to generate additional revenues under existing or future collaborative agreements. Furthermore, payments to us under our existing and any future collaborative arrangements, including any milestone and up-front payments, are subject to significant fluctuation in both timing and amount, or may never be paid.

Therefore, our historical and current revenues may not be indicative of our ability to continue to achieve additional payment-generating milestones. In addition, our supply agreement and our manufacturing agreement with respect to Veronate require us to purchase certain minimum amounts that we may not need and therefore may be uneconomic to us. As of March 31, 2004, our minimum purchase commitments amounted to an aggregate of $5.8 million, assuming the relevant agreements are not cancelled or terminated by us. We expect that our operating results will vary significantly from quarter to quarter and year to year as a result of the timing of our research and development efforts, the execution or termination of collaborative arrangements, the initiation, success or failure of clinical trials, the timing of the manufacture of our product candidates, or other development related factors. Accordingly, our revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period.

If we succeed in implementing our strategy, we may encounter difficulties in managing our growth and expanding our operations successfully.

If we successfully advance our product candidates through clinical development and regulatory approvals, we will need to add or expand research and clinical development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. If our operations expand, we will need to hire additional personnel and add corporate functions that we currently do not have. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement such improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If our use of hazardous materials results in contamination or injury, we could suffer significant financial loss.

Our research and manufacturing activities involve the controlled use of certain hazardous materials and medical waste. Notwithstanding the regulations controlling the use of these materials and the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may exceed our financial resources.

Risks Related to this Offering and Ownership of Our Common Stock

Our common stock price will likely be highly volatile, and your investment could suffer a decline in value.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or, if developed, be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial public offering price or the price you paid.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•	disclosure of our or our competitors’ clinical trial data;

•	the approval or commercialization of new products by us or our competitors and the disclosure thereof;

•	announcements of scientific innovations by us or our competitors;

•	rumors relating to us or our competitors;

•	public concern about the safety of our product candidates, products or similar classes of products;

•	litigation to which we may become subject;

•	actual or anticipated variations in our annual and quarterly operating results;

•	changes in general conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in drug reimbursement rates or policies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new regulatory legislation adopted in the United States or abroad;

•	our failure to achieve or meet equity research analysts’ expectations or their estimates of our business, or a change in their recommendations concerning our company, the value of our common stock or our industry in general;

•	termination or delay in any of our existing or future collaborative arrangements;

•	future sales of equity or debt securities, including large block trades;

•	changes in accounting principles; and

•	general economic conditions.

In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology stocks in particular, have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

If we raise additional capital in the future, your ownership in us could be diluted.

We expect that we will need to raise additional capital in the future. We may not be able to do so on favorable terms, if at all. Additional equity financings we may undertake may be dilutive to the holders of our common stock or cause the price of our common stock to decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would have rights senior to your rights as a common stockholder. If we cannot obtain sufficient capital on commercially acceptable terms, we will not be able to fully carry out our business strategy.

Future sales of shares of our common stock may cause our stock price to decline, even if our business is doing well.

The 5,900,000 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 12,495,610 shares of common stock outstanding after the offering are “restricted securities” as defined under Rule 144. Substantially all of these restricted securities will be subject to the 180 day lock-up period as described in “Underwriting.” Upon expiration of such lock-up agreements, sales of a significant number of shares of our common stock, or the perception that these sales could occur, particularly with respect to affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. See “Underwriting” and “Shares Eligible for Future Sale” for a description of lock-up agreements with respect to certain shares of common stock.

Insiders will continue to have substantial control over us after this offering, which could delay or prevent a change in our control.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 57.0% of our outstanding shares of common stock (excluding any shares of common stock purchased by New Enterprise Associates 10, Limited Partnership in this offering). As a result, these stockholders, acting together, would have the ability to delay or prevent a change in control that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election of directors;

•	any amendment of our certificate of incorporation or bylaws;

•	the approval of some mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

•	the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our common stock. As a result, you will incur immediate and substantial dilution of $6.75 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. This is due to earlier investors in our Company having paid substantially less than the initial public offering price when they purchased their shares. We also have outstanding options and warrants to acquire common stock at exercise prices below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will incur further dilution. Upon the closing of this offering, investors who purchase shares of our common stock in this offering will have contributed approximately 43% of the total proceeds we have raised to date from the issuance of equity securities and will own approximately 32% of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in our control or our management.

Provisions of our amended and restated certificate of incorporation, bylaws and the laws of Delaware, the state we are incorporated in, may discourage, delay or prevent a change in control of us or a change in management that stockholders may consider favorable. These provisions:

•	establish a classified, or staggered, board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Future circumstances or events may cause us to change our planned use of the net proceeds of this offering. We may use, invest or spend the net proceeds of this offering in ways in which we have not planned or with which you may not agree.

We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned uses. You may not agree with how we spend or intend to use these proceeds, and our use of the proceeds may not result in an increase in the market value of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are principally contained in the sections entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “forecast,” “potential,” as well as the negative of such expressions, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

There may be events in the future that we are unable to predict accurately, or over which we have no control. Before you invest in our common stock, you should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

NOTICE TO INVESTORS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $58.9 million, assuming an initial public offering price of $11.00 per share (the mid-point of our estimated initial public offering price range), and after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase additional shares of common stock in full to cover over-allotments, we estimate our aggregate net proceeds will be approximately $67.9 million.

We expect to use approximately $35.0 million of the net proceeds from this offering to advance the clinical development of both Veronate and Aurexis. In particular, we anticipate using these amounts to fund the direct costs of the following:

•	completing a 2,000-patient pivotal Phase III clinical trial for Veronate, in which we expect to initiate enrollment in July 2004;

•	completing the Phase II clinical trial for Aurexis that we initiated in February 2004;

•	completing the process development and manufacture of Aurexis Phase III clinical trial material; and

•	initiating at least one additional clinical trial for Aurexis, which we anticipate could begin during the second half of 2005.

We believe we will need to raise additional funds before we can expect to advance Veronate through the regulatory review and approval process and commercialization and complete a Phase III clinical trial for Aurexis.

We anticipate using the remaining net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, to further develop our existing preclinical product candidates, to expand our research and development capabilities, and for working capital and general corporate purposes.

The amount and timing of our use of these proceeds will depend on a number of factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and the amount of proceeds generated, if any, by entering into future partnerships or collaborations with third-parties. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our technology or business strategy. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments at this time. We will have broad discretion to determine the ultimate use of the net proceeds from this offering, which may differ substantially from the estimated uses outlined above.

We intend to invest the net proceeds of the offering, pending their use, in short-term and medium-term interest-bearing, investment grade securities, money market funds, certificates of deposit and direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2004, and is presented on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted column reflects (i) the conversion of all of our outstanding shares of preferred stock into 10,331,707 shares of common stock, (ii) the conversion of all cumulative preferred stock dividends accrued as of March 31, 2004 into 1,496,725 shares of common stock immediately prior to the closing of this offering, and (iii) our sale of 5,900,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share (the mid-point of our estimated initial public price range), after deducting underwriting discounts and commissions and our estimated offering expenses. You should read this table in conjunction with “Selected Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Financial Statements and related Notes included elsewhere in this prospectus.

	As of March 31, 2004

		Pro Forma
	Actual	As Adjusted

	(unaudited)
Cash, cash equivalents, and short-term investments	$22,856,952	$81,713,952

Long-term debt, net of current portion	$1,488,229	$1,488,229
Redeemable convertible preferred stock, $0.001 par value; 37,700,000 shares authorized, 24,373,444 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	92,643,576	—
Warrants	6,065,467	—

Total redeemable convertible preferred stock and warrants	98,709,043	—
Stockholders’ (deficit) equity
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Convertible preferred stock, $0.001 par value; 216,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	216	—
Common stock, $0.001 par value; 43,100,000 shares authorized, actual; 75,000,000 shares authorized, pro forma as adjusted; 667,178 shares issued and outstanding, actual; 18,395,610 shares issued and outstanding, pro forma as adjusted	667	18,396
Additional paid-in capital	2,554,303	154,037,366
Warrants	—	6,065,467
Deferred stock compensation	(1,347,878)	(1,347,878)
Deficit accumulated during development stage	(80,643,401)	(80,643,401)

Total stockholders’ (deficit) equity	(79,436,093)	78,129,950

Total capitalization	$20,761,179	$79,618,179

The number of shares of our common stock shown as issued and outstanding in the table above as of March 31, 2004 excludes:

•	1,376,854 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with a weighted average exercise price of $2.48 per share;

•	1,838,118 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $13.47 per share;

•	shares of common stock issuable upon the conversion of preferred stock to be paid in respect of dividends that will accrue on our outstanding preferred stock between April 1, 2004 and the closing of this offering; and

•	1,482,695 shares reserved for future issuance or grant under our stock incentive plans.

On May 4, 2004, our board approved a 1-for-2.38 reverse split of our common stock, which will be effected prior to the closing of this offering.

DILUTION

Our historical net tangible book value as of March 31, 2004 was approximately $(79.4) million, or $(119.06) per share of common stock, based on 667,178 shares of common stock outstanding. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of March 31, 2004 was approximately $19.3 million, or $1.54 per share of common stock, based on 12,495,610 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock and dividends accrued as of March 31, 2004 into common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of 5,900,000 shares of common stock in this offering, less underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of March 31, 2004 would have been $78.1 million or $4.25 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.71 per share and an immediate dilution in pro forma net tangible book value of $6.75 per share to new investors purchasing our common stock in the offering at an assumed initial public offering price of $11.00 per share. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$11.00
Historical net tangible book value per share as of March 31, 2004	(119.06)
Increase attributable to the conversion of convertible preferred stock and dividends	120.60

Pro forma net tangible book value per share as of March 31, 2004	1.54
Increase per share attributable to new investors in this offering	2.71

Pro forma net tangible book value per share after this offering		4.25

Dilution of net tangible book value per share to new investors		$6.75

The following table sets forth, as of March 31, 2004, on the pro forma basis discussed above, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $11.00 per share (the mid-point of our estimated initial public offering price range), before deducting underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	12,495,610	68%	$84,881,093	57%	$6.79
New investors	5,900,000	32	64,900,000	43	11.00

Total	18,395,610	100%	$149,781,093	100%

The information in the two tables above excludes:

•	1,376,854 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with a weighted average exercise price of $2.48 per share;

•	1,838,118 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with a weighted average exercise price of $13.47 per share;

•	shares of common stock issuable upon the conversion of preferred stock to be paid in respect of dividends that will accrue on our outstanding preferred stock between April 1, 2004 and the closing of this offering; and

•	1,482,695 shares reserved for future issuance or grant under our stock incentive plans.

If the underwriters exercise their over-allotment option in full to purchase 885,000 additional shares of our common stock in this offering, the pro forma net tangible book value per share after the offering would be $4.52 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $2.98 per share and the dilution to new stockholders purchasing shares in this offering would be $6.48 per share.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related Notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements that are not included in this prospectus. The selected financial data for each of the three months ended March 31, 2003 and 2004 and for the period from inception on May 13, 1994 through March 31, 2004 were derived from our unaudited financial statements, which include, in the opinion of management, all adjustments necessary to present fairly the data for such periods. The results for the three months ended March 31, 2004 should not be considered indicative of the operating results for the full fiscal year or for any future period.

	Period
	From Inception
	(May 13, 1994)						Three Months Ended
	Through	Years Ended December 31,					March 31,
	March 31,
	2004	1999	2000	2001	2002	2003	2003	2004

	(unaudited)
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$3,324	$261	$634	$271	$900	$1,096	$225	$162
Operating expenses:
Research and development	56,700	2,747	5,864	7,099	15,615	19,071	3,855	4,080
General and administrative	13,184	683	1,121	1,847	3,328	4,677	1,086	907

Total operating expenses	69,884	3,430	6,985	8,946	18,943	23,748	4,941	4,987

Loss from operations	(66,560)	(3,169)	(6,351)	(8,675)	(18,043)	(22,652)	(4,716)	(4,825)
Interest and other income (expense), net	1,077	(175)	(112)	568	430	319	69	3

Net loss	(65,483)	(3,344)	(6,463)	(8,107)	(17,613)	(22,333)	(4,647)	(4,822)
Dividends and accretion to redemption value of redeemable preferred stock	(15,160)	—	(461)	(1,271)	(5,626)	(6,201)	(1,549)	(1,601)

Net loss attributable to common stockholders	$(80,643)	$(3,344)	$(6,924)	$(9,378)	$(23,239)	$(28,534)	$(6,196)	$(6,423)

Basic and diluted net loss attributable to common stockholders per share		$(8.20)	$(16.85)	$(21.17)	$(47.83)	$(54.19)	$(11.95)	$(10.74)

Pro forma basic and diluted net loss attributable to common stockholders per share (unaudited)(1)						$(2.81)		$(0.52)

	Period
	From Inception
	(May 13, 1994)						Three Months Ended
	Through	Years Ended December 31,					March 31,
	March 31,
	2004	1999	2000	2001	2002	2003	2003	2004

	(unaudited)
	(unaudited)
	(in thousands, except per share data)
Weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share		408,023	410,945	442,980	485,842	526,578	518,613	597,949

Pro forma weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share (unaudited)(1)						10,145,137		12,426,381

	As of December 31,
						As of March 31,
	1999	2000	2001	2002	2003	2004

						(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$481	$7,982	$1,404	$28,658	$26,649	$17,967
Short-term investments	—	—	—	1,000	1,499	4,890
Working capital (deficit)	(3,025)	5,737	(1,360)	25,838	23,529	19,997
Total assets	1,637	9,708	3,622	31,942	30,662	26,927
Long-term debt and capital leases, less current portion	501	387	572	459	1,795	1,488
Redeemable convertible preferred stock and warrants	2,955	19,276	20,558	70,934	95,608	98,709
Deficit accumulated during the development stage	(6,146)	(13,070)	(22,448)	(45,686)	(74,220)	(80,643)
Total stockholders’ (deficit) equity	(5,510)	(12,304)	(21,666)	(44,886)	(73,226)	(79,436)

(1)	See Note 3 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and number of shares used in computing pro forma basic and diluted net loss per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion contains assumptions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors,” “Special Note on Forward-Looking Statements” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company committed to the discovery, development and commercialization of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections in the hospital setting. We currently have two product candidates in late-stage clinical development. Veronate, our lead product candidate, is the subject of a Phase III clinical trial. We expect to initiate enrollment in this trial, which is a 2,000-patient, pivotal clinical trial, in July 2004. We are developing Veronate for the prevention of hospital-associated infections in premature, very low birth weight, or VLBW, infants. We recently completed a 512-patient Phase II clinical trial of Veronate. Veronate has been granted Fast Track and Orphan Drug status by the FDA. Our second product candidate, Aurexis, is currently being evaluated in a Phase II clinical trial as a first-line therapy, in combination with antibiotics, to treat serious, life-threatening Staphylococcus aureus, or S. aureus, bloodstream infections in hospitalized patients. In addition, we have three preclinical product candidates that are being developed to prevent and treat serious infections.

We are a development stage company that has generated significant losses since our inception in May 1994. We expect to incur substantial and increasing losses for at least the next several years as we continue the development of Veronate and Aurexis, continue our other research and development activities and establish a commercial infrastructure. We currently do not have any commercialization capabilities, and it is possible that we may never successfully commercialize any of our product candidates.

To date, we have devoted substantially all of our efforts towards research and development activities related to our product candidates, which are based on our expertise in MSCRAMM proteins. As of March 31, 2004 we had an accumulated deficit of $80.6 million, which includes non-cash expenses of $15.2 million related to the accrual of cumulative preferred stock dividends and the accretion to the redemption value of our redeemable convertible preferred stock and $283,000 related to the amortization of deferred stock compensation. We anticipate that our quarterly and annual results of operations will fluctuate due to several factors, including progress made in our research and development efforts, the timing and outcome of regulatory approvals, if any, and payments made or received pursuant to existing or future licensing or collaboration agreements. Therefore, meaningful predictions of our future operations are difficult to make.

Financial Operations Overview

Revenue. Since our inception, we have not generated any revenue from the sale of products and do not expect product-related revenues until we obtain regulatory approval for and commercialize a product candidate. Currently, our revenues represent the amortization of an up-front license fee, quarterly research and development support payments received in connection with a license and collaboration agreement with Wyeth and a grant received from the FDA’s Office of Orphan Products Development. If our development efforts result in regulatory approval and the successful commercialization of any of our product candidates, we expect the majority of our future revenues will result from product sales. In addition, in the future we may generate revenues from up-front or milestone payments in connection with collaborative or strategic relationships and royalties resulting from the licensing of our intellectual property.

Research and Development Expense. Research and development expense consists of expenses incurred in discovering, developing, testing and manufacturing our product candidates. These expenses consist primarily of professional fees paid to third-party service providers in conjunction with monitoring patients enrolled in our clinical trials as well as accumulating and evaluating the related data, salaries and related expenses for personnel, costs of raw materials, contract manufacturing services, supplies used in clinical trials and research and development activities, consulting, license and sponsored research fees paid to third parties and facilities costs. We charge all research and development expenses to operations as incurred.

The following table summarizes our research and development expenses for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004. Direct external costs represent significant expenses paid to third parties that specifically relate to our product candidates in clinical development, such as payments to contract research organizations and investigators and the cost of manufacturing clinical trial material. All remaining research and development expenses not tracked to a specific clinical product development program, such as salaries and supplies, are included in unallocated costs and overhead. Research and development spending for past periods is not indicative of spending in future periods.

				Three Months
	Years Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

	(in thousands)			(unaudited)
Direct external costs:
Veronate	$54	$6,277	$7,620	$1,176	$763
Aurexis	—	1,472	2,586	507	956
Unallocated costs and overhead	7,045	7,866	8,865	2,172	2,361

Total research and development expenses	$7,099	$15,615	$19,071	$3,855	$4,080

We expect our research and development costs to increase. In the near-term, we expect to expend greater resources on the development of our two most advanced product candidates, Veronate and Aurexis, than on the development of our preclinical product candidates due to the number of patients enrolled in the clinical trials for these product candidates and the related cost of manufacturing clinical trial materials. Due to the progress and timing of clinical trials, such expenditures are likely to be uneven in future periods. Although we are currently focused primarily on advancing Veronate through a pivotal Phase III clinical trial and Aurexis through Phase II clinical trials, we will make determinations as to which product candidates to pursue and how much funding to direct to each on an on-going basis in response to their scientific and clinical success. From inception through March 31, 2004, we have incurred approximately $56.7 million in research and development expenses.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate the nature, timing and estimated costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, any of our product candidates due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the scope, rate of progress and cost of our clinical trials and other research and development programs;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost of establishing clinical and commercial supplies of our product candidates; and

•	the effect of competing technological and market developments.

Any failure to complete the development of our product candidates in a timely manner could have a material adverse effect on our operations, financial position, and liquidity. A discussion of the risks and uncertainties associated with completing our projects on schedule, or at all, and some of the consequences of failing to do so, are set forth in the “Risk Factors” section of this prospectus.

General and Administrative Expense. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other significant costs include professional fees for marketing research, legal, accounting and other consulting services. We expect our general and administrative expenses to increase as we add personnel, become subject to the reporting obligations applicable to publicly-held companies and prepare for the commercialization of our product candidates, particularly Veronate. From inception through March 31, 2004, we have incurred approximately $13.2 million in general and administrative expenses.

Interest and Other Income (Expense), net. Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest incurred on capital leases and notes payable. Other income and expense consists of the proceeds from the sale of excess raw materials and the gain or loss on the disposal of equipment.

Dividends and Accretion to Redemption Value of Redeemable Preferred Stock. We accrue for an 8% cumulative annual dividend payable on our Series C Redeemable Convertible Preferred Stock, or Series C, and on our Series D Redeemable Convertible Preferred Stock, or Series D. Upon completion of this offering, all existing preferred stock will be converted into common stock. Accordingly, there will be no further accrual of preferred stock dividends. In addition, since our redeemable preferred stock has been discounted to reflect the value of any attached warrants, we accrete, or increase, our redeemable preferred stock to equal its redemption value by the earliest redemption date. This accretion decreases stockholders’ equity and increases the loss per share attributable to common stockholders.

Critical Accounting Policies and Estimates

This discussion and analysis of our current financial condition and historical results of operations is based on our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments with respect to the selection and application of accounting policies that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances at the time, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. Actual future results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important in understanding our financial statements:

Revenue Recognition. We recognize revenue primarily under licensing and other collaborative research and development agreements as we perform services or meet contractual obligations. Accordingly, up-front, non-refundable license fees under agreements where we have an ongoing research and development commitment are amortized, on a straight-line basis, over the term of our ongoing obligations under the agreement. Revenues received for ongoing research and development activities under collaborative arrangements are recognized as the research and development activities are performed pursuant to the terms of the related agreements. In the event we receive milestone payments in the future, we will recognize such payments when all of the terms of such milestone are achieved. Our revenue recognition policies are in compliance with the Securities and Exchange Commission’s, or SEC’s, Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, SAB No. 104, Revenue Recognition, and Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables.

Accrued Expenses. The preparation of our financial statements requires us to estimate expenses that we believe we have incurred, but for which we have not yet received invoices from our vendors. This process involves identifying services and activities that have been performed by third-party vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date. Examples of expenses for which we accrue based on estimates include fees for services, such as those provided by certain clinical research and data management organizations and investigators in conjunction with clinical trials and fees owed to contract manufacturers in conjunction with the manufacture of materials for our clinical trials.

In connection with these service-related fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. In order to estimate costs incurred to date, but not yet invoiced, we analyze the progress of the clinical trial and related activities, invoices received and budgeted costs when evaluating the adequacy of the accrued liability for these related costs. The majority of our service providers invoice us monthly in arrears for services performed or based upon meeting pre-determined milestones. In the event that we are not notified of or we do not identify certain costs that have been incurred, or we underestimate or overestimate the level or costs of services performed, our reported expenses for such period might be too low or too high. We must sometimes estimate the date on which certain services commence and the level or costs of services performed on or before a given date. We make these estimates based upon the facts and circumstances known to us at the time and in accordance with generally accepted accounting principles.

Stock-Based Compensation. We have elected to follow Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Accordingly, we have not recorded stock-based compensation expense related to stock options issued to employees if the exercise prices of the options are equal to or greater than the fair value of the underlying common stock on the date of grant. In the notes to our financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements.

To date, the determination of the fair value of our common stock for purposes of stock option grants has involved significant judgment on our part because our shares have not been publicly traded. In determining the fair value of our common stock from time to time, our board of directors considered the price at which we sold shares of convertible preferred stock to investors, comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we have issued, prior valuations of our common stock and the impact of events or milestones that had occurred since. Upon the completion of this offering, the determination of the fair market value of our common stock will be based upon the trading price of our common stock.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after March 31, 2004. The adoption of this statement did not have a material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. These are mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; put options and forward purchase contracts; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on our results of operations or financial position.

Results of Operations

Three Months Ended March 31, 2004 and 2003

Revenue. Revenue decreased to $162,500 for the three months ended March 31, 2004 from $225,000 for the same period in 2003. This decrease of $62,500, or 27.8%, resulted from a reduction in quarterly collaborative research and development support fees from Wyeth. The collaborative research and development support fees from Wyeth are based on the number of our employees that support the program, which was reduced in 2003 to the minimum annual level. Therefore, we do not expect this amount to decrease in the future.

Research and Development Expense. Research and development expense increased to $4.1 million during the three months ended March 31, 2004 from $3.9 million for the same period in 2003. This increase of $225,000 resulted from increases in license fees, supplies and salaries and benefits of $220,000, $50,000 and $119,000, respectively, which were partially offset by a decrease in clinical related expenses of $192,000. License fees increased due to our in-licensing of patents related to the manufacture of monoclonal antibodies. Clinical expenses decreased primarily due to a decreased level of clinical monitoring for the Veronate Phase II clinical trial. The Veronate Phase II clinical trial began enrollment in late 2002 and was completed by the first quarter of 2004, and as such, the level of clinical monitoring required in the first quarter of 2003 was greater than the first quarter of 2004.

The following table summarizes the components of our research and development expenses for the three months ended March 31, 2004 and 2003.

	March 31,

	2004	2003

	(in thousands)
Clinical and manufacturing related expenses	$1,530	$1,722

Personnel related expenses	1,322	1,203

License fees and other expenses	870	554

Depreciation and facility related expenses	358	376

Total research and development expense	$4,080	$3,855

General and Administrative Expense. General and administrative expense decreased to $907,000 for the three months ended March 31, 2004 from $1.1 million for the same period in 2003. This decrease of $179,000, or 16.5%, primarily resulted from decreased legal fees of approximately $300,000 related to the Biosynexus litigation. We expect legal fees with respect to this litigation to continue to be lower in 2004 than in 2003, as we expect a lower level of related legal activity. This decrease in legal fees was offset, in part, by increases in salaries and benefits of $57,000 and the amortization of deferred stock compensation of $62,000 during the first quarter of 2004.

Interest and Other Income (Expense), net. Interest and other income (expense), net, decreased to $3,148 for the three months ended March 31, 2004 from $69,094 for the same period in 2003. This decrease of approximately $66,000, or 95.4%, resulted primarily from a decrease in interest income of $22,000 and an increase in interest expense of $38,000. The decrease in interest income was primarily due to reduced yields on investments resulting from lower interest rates and lower average cash and cash equivalent balances in 2004. The increase in interest expense relates to a line of credit that was drawn in June 2003.

Fiscal Years Ended December 31, 2003 and 2002

Revenue. Revenue increased to $1.1 million in 2003 from $900,000 in 2002. This increase of $196,000, or 22%, resulted from a $300,000 grant received from the FDA in 2003, offset, in part, by a reduction in quarterly collaborative research and development support fees of $104,000 from Wyeth. The FDA grant is a one year grant covering the period September 30, 2003 through September 29, 2004. We have filed an application with the FDA, the approval of which is pending, to renew this grant for three additional years. The collaborative research and development support fees from Wyeth are based on the number of our employees that support the program, which was reduced in 2003 to the minimum annual level. Therefore, we do not expect this amount to decrease in the foreseeable future.

Research and Development Expense. Research and development expense increased to $19.1 million for 2003 from $15.6 million in 2002. This increase of $3.5 million, or 22.4%, resulted primarily from expenditures related to the clinical development of our two most advanced product candidates, Veronate and Aurexis. During 2003, we enrolled substantially all 512 patients in a Phase II clinical trial for Veronate and we initiated and completed a 19-patient Phase I clinical trial for Aurexis. During 2002, we initiated and completed a 37-patient Phase I clinical trial for Veronate. Approximately $2.0 million of this increase represented direct clinical trial related costs, including fees paid to third-party vendors that performed clinical monitoring, data accumulation, statistical analysis and evaluation for our clinical trials, as well as costs associated with the manufacture of clinical trial materials. The other significant factor contributing to the increase in 2003 was additional license fees of approximately $540,000 paid to several third parties to secure intellectual property rights related to the manufacture of Aurexis. The remainder of the increase was related to a number of items, including an increase in personnel costs and sponsored research payments to support our clinical trials and other research and development programs, and an increase in facility-related costs. The following table summarizes the components of our research and development expenses for 2003 and 2002.

	December 31,

	2003	2002

	(in thousands)
Clinical and manufacturing related expenses	$9,846	$7,866

Personnel related expenses	4,664	4,403

License fees and other expenses	3,069	2,080

Depreciation and facility related expenses	1,492	1,266

Total research and development expense	$19,071	$15,615

General and Administrative Expense. General and administrative expense increased to $4.7 million in 2003 from $3.3 million in 2002. This increase of $1.4 million, or 42.4%, resulted from increased legal fees of $1.4 million related to the Biosynexus litigation. We expect legal fees with respect to this litigation to be lower in 2004 than in 2003, as we expect a lower level of related legal activity. This increase was offset, in part, by $305,000 of costs incurred during 2002 for certain marketing studies that were not conducted in 2003. The remainder of the increase was primarily related to increases in salaries and benefits and the hiring of additional personnel.

Interest and Other Income (Expense), net. Interest and other income (expense), net, decreased to $319,000 in 2003 from $430,000 in 2002. This decrease of $111,000, or 25.8%, resulted from a decrease in interest income of $343,000, an increase in interest expense of $83,000 and an increase in other income of $315,000 primarily due to the sale of unusable raw materials. The decrease in interest income was primarily due to reduced yields on investments resulting from lower interest rates and lower average cash and cash equivalent balances in 2003.

Dividends and Accretion to Redemption Value of Redeemable Preferred Stock. Dividends and accretion to redemption value of redeemable preferred stock increased to $6.2 million in 2003 from $5.6 million in 2002. This increase of $600,000, or 10.7%, resulted from the accrual of cumulative dividends and the accretion to redemption value associated with our Series D preferred stock. Our Series D financing was completed in February 2002. Accordingly, 2003 reflected the full-year effect of these items.

Fiscal Years Ended December 31, 2002 and 2001

Revenue. Revenue increased to $900,000 in 2002 from $271,000 in 2001. This increase of $629,000, or 232.1%, in 2002 was due to a full year of revenue recognition in 2002 related to our license and collaborative agreement with Wyeth.

Research and Development Expense. Research and development expense increased to $15.6 million in 2002 from $7.1 million in 2001. This increase of $8.5 million, or 119.7%, resulted primarily from expenses related to the clinical development of Veronate. In 2002, we initiated and completed a 36-patient Phase I clinical trial for Veronate and in late 2002, we began enrollment of a Phase II clinical trial for Veronate. Of this $8.5 million increase, $3.3 million was attributable to fees paid to contract research organizations that performed clinical monitoring, data accumulation and patient evaluation on our behalf. In addition, $3.1 million of the increase was related to the manufacture of clinical trial material for the Phase II Veronate clinical trial and the Phase I Aurexis clinical trial. The remainder of the increase was primarily due to hiring 20 additional personnel to support these clinical trials and other research and development programs. The following table summarizes the components of our research and development expenses for 2002 and 2001.

	December 31,

	2002	2001

	(in thousands)
Clinical and manufacturing related expenses	$7,866	$1,358

Personnel related expenses	4,403	2,653

License fees and other expenses	2,080	2,004

Depreciation and facility related expenses	1,266	1,084

Total research and development expense	$15,615	$7,099

General and Administrative Expense. General and administrative expense increased to $3.3 million in 2002 from $1.8 million in 2001. This increase of $1.5 million, or 83.3%, resulted primarily from legal, market research and other professional fees incurred to support our development efforts as well as the hiring of seven additional personnel.

Interest and Other Income (Expense), net. Interest and other income (expense), net, decreased to $430,000 in 2002 from $569,000 in 2001. This decrease of $139,000, or 24.4%, resulted largely from a decrease in other income of $516,000 offset by an increase in interest income of $377,000. The decrease in other income in 2002 resulted from the sale of excess raw materials in 2001 that we had acquired for a development program that we discontinued. The increase in interest income in 2002 was attributable to higher average cash balances in 2002 as compared to 2001.

Dividends and Accretion to Redemption Value of Redeemable Preferred Stock. Dividends and accretion to redemption value of redeemable preferred stock increased to $5.6 million in 2002 from $1.3 million in 2001. This increase of $4.3 million, or 330.7%, in 2002 resulted primarily from the accrual of cumulative dividends and the accretion to redemption value associated with our Series D preferred stock.

Liquidity and Capital Resources

Sources of Liquidity

Since inception in May 1994 through March 31, 2004, we have funded our operations primarily with $84.5 million raised from a series of five private equity financings as follows:

Preferred Stock	Year	Amount

Series A	1995	$540,000

Series B

Round I	1997/1998	1,500,012

Round II	1998	1,500,000

Series C	2000	15,892,284

Series D	2002	44,997,928

Series E	2003	20,045,696

Total		$84,475,920

From inception through March 31, 2004, we have borrowed a total of $4.7 million under notes payable, a credit facility with Silicon Valley Bank and capital leases and received approximately $5.5 million in license fees, collaborative research payments and grants, of which $1.2 million and $1.1 million were recorded as deferred revenue as of December 31, 2003 and March 31, 2004, respectively.

At March 31, 2004, cash, cash equivalents and short-term investments were $22.9 million and we held no investments with a maturity greater than 12 months. Our cash, cash equivalents and short-term investments are generally held in a variety of interest-bearing instruments, consisting of United States government and agency securities, high-grade United States corporate bonds, municipal bonds, asset-backed securities, commercial paper and money market accounts. We may increase the average maturity date of our investments upon the completion of this offering.

Cash Flows

For the three months ended March 31, 2004, cash and cash equivalents decreased by $8.7 million. This decrease resulted primarily from our net loss, net purchases of short-term investments and principal payments on capital lease obligations and notes payable, which was partially offset by proceeds received from a subscription receivable. Net cash used in operating activities was $6.3 million for the three months ended March 31, 2004, primarily reflecting the net loss for this period of $4.8 million, adjusted for non-cash charges including depreciation and amortization of $197,000 and the amortization of deferred stock compensation of $107,000, and a $1.8 million increase in prepaid expenses associated with our anticipated

Phase III Veronate trial and to a lesser extent, this offering. The net loss was largely the result of continuing clinical and research and development activity associated with our lead product candidates, and ongoing general and administrative expenses. We used approximately $3.7 million for investing activities during the three months ended March 31, 2004, which consisted of purchases of property and equipment of $275,000 and net purchases of marketable securities of $3.4 million. We received $1.3 million from financing activities during the three months ended March 31, 2004, which consisted of $1.5 million from a subscription receivable related to the issuance of convertible preferred stock and warrants in connection with our Series E financing and $106,000 in proceeds from the exercise of stock options, offset in part, by the repayment of capital lease obligations and notes payable of $310,000.

For the year ended December 31, 2003, cash and cash equivalents decreased by $2.0 million. This decrease resulted primarily from our operating loss and principal payments on capital lease obligations and notes payable, which was mostly offset by proceeds received from the issuance of convertible preferred stock and warrants and a credit facility. Net cash used in operating activities was $21.6 million for the year ended December 31, 2003, primarily reflecting the net loss for the year of $22.3 million, adjusted for non-cash charges including depreciation and amortization of $768,000, and the amortization of deferred stock compensation of $176,000. This net loss was largely the result of conducting clinical trials manufacturing clinical trial material and research and development activities related to our lead product candidates and ongoing general and administrative expenses. We used approximately $720,000 for investing activities in 2003, which consisted of purchases of property and equipment of $176,000 and net purchases of marketable securities of $544,000. We received $20.3 million from financing activities during 2003 which consisted of $18.5 million related to the issuance of convertible preferred stock and warrants in connection with our Series E financing and $2.5 million in proceeds from a credit facility, offset by the repayment of capital lease obligations and notes payable of $710,000. In addition, in 2003, we financed the purchase of $421,000 of equipment under capital leases.

For the year ended December 31, 2002, cash and cash equivalents increased by $27.3 million. This increase resulted primarily from proceeds received from the issuance of convertible preferred stock and warrants, partially offset by our net loss and the purchase of marketable securities. Net cash used in operating activities was $15.9 million for the year ended December 31, 2002, primarily reflecting the net loss for the year of $17.6 million, adjusted for non-cash charges including depreciation and amortization of $772,000, offset, in part, by $1.6 million in increased accounts payable and accrued expenses associated with the significant increase in clinical, research and development activities, and general and administrative expenses during the year. We used $1.3 million for investing activities in 2002, which consisted primarily of purchases of marketable securities of $1.0 million and purchases of property and equipment of $264,000. We received $44.4 million from financing activities during 2002 relating primarily to the issuance of convertible preferred stock and warrants in connection with our Series D financing of $44.8 million, offset in part by the repayment of notes payable and capital leases of $348,000. In addition, during 2002, we financed the purchase of $251,000 of equipment under capital leases.

For the year ended December 31, 2001, cash and cash equivalents decreased by $6.6 million. This decrease was primarily the result of net cash used to fund operating activities and purchase property and equipment. Net cash used in operating activities was $5.8 million for the year ended December 31, 2001, primarily reflecting the net loss for the year of $8.1 million, adjusted for non-cash charges including depreciation and amortization of $659,000, offset, in part, by a $1.7 million increase in deferred revenue associated with our receipt of $2.0 million in upfront license and advance research payments from Wyeth during 2001, of which $271,000 was recognized as revenue in 2001. We used $662,000 for investing activities in 2001, which consisted of purchases of property and equipment. We used $69,000 for financing activities in 2001 which consisted primarily of payments on promissory notes and capital leases. In addition, during 2001, we financed the purchase of $486,000 of equipment under capital leases.

Funding Requirements

We believe that our existing cash, cash equivalents and short-term investments plus the net proceeds from this offering will enable us to operate for a period of at least 18 months. Therefore, we believe that resources available to us upon the closing of this offering will be sufficient to meet our short-term liquidity requirements.

In order to meet our anticipated long-term liquidity needs beyond 18 months, we will need additional sources of liquidity. Until such time as one or more of our product candidates is approved for sale and we are able to achieve a break-even level of cash flow from operations, we expect to continue to fund our operations primarily through the future sale of additional common stock or other equity securities and to a lesser extent, strategic collaborations or debt financing. These funds may not be available on acceptable terms, or at all, and our failure to raise such funds could have a materially adverse impact on our growth plans, our financial condition and results of operations. If adequate funds are not available in the future, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs, delay or curtail our commercialization efforts or obtain funds through collaborative arrangements that may require us to relinquish rights to certain product candidates that we might otherwise choose to develop or commercialize independently. Additional equity financings may be dilutive to holders of our common stock and debt financing, if available, may involve significant payment obligations and covenants that restrict how we operate our business.

Our future capital requirements beyond the next 18 months are difficult to determine and will depend on a number of factors, including the timing and costs involved in conducting clinical trials and obtaining regulatory approvals for our product candidates; payments received or made under existing or future license or collaboration agreements; the commercialization of our products; the cost of filing, prosecuting and enforcing patent and other intellectual property claims; and the need to acquire licenses to new products or compounds. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business, although none are currently anticipated.

Contractual Obligations

Our material contractual obligations relate primarily to a credit facility and notes payable, capital leases, facility leases and certain minimum purchase obligations we have under third-party supply and manufacturing agreements. Our purchase obligations relate to the supply of raw materials and a manufacturing agreement where we have made certain minimum commitments.

The following table summarizes our contractual obligations as of March 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Short and long-term debt	$2,023	$879	$1,144	$—	$—

Capital lease obligations	682	338	344	—	—

Operating lease obligations	9,195	467	2,634	3,401	2,693

Purchase obligations(1)	990	865	125	—	—

Total contractual cash obligations	$12,890	$2,549	$4,247	$3,401	$2,693

(1)	Reflects our minimum purchase obligations, in the form of termination fees and cancellation penalties, assuming the related supply and manufacturing agreements are terminated by us as of the date of this table. If not terminated, our expected purchase commitments under these agreements would be approximately $5.8 million in total; $3.0 million for the period of less than one year, and $2.8 million for the period 1-3 years, from the date of this table.

In December 2003, we entered into an agreement to lease a new facility to be built to our specifications. We anticipate that we will occupy this new facility in the second or third quarter of 2005. Upon the completion of the facility, we expect that our lease obligations for such facility will approximate $1.0 million per annum for the lease term of ten years. The table above includes these estimated operating lease obligations.

In addition to the contractual obligations outlined in the table above, we have potential future milestone obligations payable under a number of our licensing and collaborative agreements. The aggregate amount of our milestone obligations is approximately $7.0 million. Our milestone obligations are primarily due upon either the submission of a Biologics License Application, or BLA, and/or the marketing approval of Aurexis. At this time, due to the uncertainties associated with the clinical development of Aurexis, we cannot determine when these events may occur, if at all. Further, the license and collaboration agreements to which these milestone obligations relate are all cancelable by us without further financial obligations upon no more than 90 days written notice in the event we choose to terminate any of the license agreements for any reason.

Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk relates to changes in interest rates on our cash, cash equivalents, and short-term investments. The objective of our investment activities is to preserve principal. To achieve this objective, we invest in highly liquid and high-quality investment grade debt instruments of financial institutions, corporations and United States government securities with a weighted average maturity of no longer than 12 months. Due to the relatively short-term nature of these investments, we believe that we are not subject to any material market risk exposure, and as a result, the estimated fair value of our cash, cash equivalents and short-term investments approximates their principal amounts. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2004, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. We do not have any foreign currency or other derivative financial instruments and we do not have significant interest rate risk associated with our debt obligations. While our cash, cash equivalents and short-term investment balances will increase upon completion of this offering, we will have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

Effects of Inflation

The majority of our assets are monetary, consisting of cash, cash equivalents and short-term investments. Because of their liquidity, these assets are not generally directly affected by inflation. We also believe that we have significant intangible assets in the value of our technology and product candidates. In accordance with generally accepted accounting principles, we have not recorded the value of any intellectual property or intangible assets that we have developed on our balance sheet. Due to the nature of these intangible assets, we do not believe they are affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

BUSINESS

Overview

We are a biopharmaceutical company committed to the discovery, development and commercialization of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections in the hospital setting. We currently have two product candidates in late-stage clinical development. Veronate, our lead product candidate, is the subject of a pivotal Phase III clinical trial, for which we expect to initiate enrollment in July 2004. We are developing Veronate for the prevention of hospital-associated infections in premature, very low birth weight, or VLBW, infants. We recently completed a 512-patient Phase II clinical trial for Veronate. Veronate has been granted Fast Track and Orphan Drug status by the FDA. Our second product candidate, Aurexis, is currently being evaluated in a Phase II clinical trial as a first-line therapy, in combination with antibiotics, to treat serious, life-threatening Staphylococcus aureus, or S. aureus, bloodstream infections in hospitalized patients. In addition, we have three preclinical product candidates that are being developed to prevent or treat serious infections.

All of our product candidates have been developed based on our expertise in MSCRAMM proteins for which we own or have licensed numerous patents and patent applications. The development of our product candidates is based on the discovery that MSCRAMM proteins found on the surface of pathogenic organisms play a prominent role in the process of infection. We have demonstrated that antibodies that bind to these MSCRAMM proteins will prevent or reduce the severity of infections by interfering with the attachment of the pathogenic organisms to human tissue or implanted medical devices. We believe our expertise in MSCRAMM proteins and antibodies that target them will enable us to discover additional novel therapies, as well as to identify, license or acquire products that prevent and treat life-threatening infections.

We have retained worldwide commercialization rights to Veronate and Aurexis. We expect to commercialize Veronate in the United States by establishing a specialized, hospital-based sales force. While we expect to establish a worldwide collaboration for Aurexis, we anticipate retaining co-promotion rights to Aurexis in the United States. In markets outside the United States, we intend to enter into collaborations to develop and commercialize our product candidates. We currently do not have any commercialization capabilities, and it is possible that we may never be able to successfully commercialize any of our product candidates. Our leading product candidates are in the clinical stage of development, and we have neither received regulatory approval for, nor derived commercial revenues from, any of them.

Hospital-Associated Infections

Hospital-associated infections generally refer to infections that patients acquire while being treated or cared for in a hospital setting and include, among others, pneumonia, endocarditis and bloodstream infections, or bacteremia. These infections are for the most part caused by bacterial or fungal organisms that are present in the hospital. Most healthy individuals generally are not susceptible to these organisms, but immunocompromised persons, such as VLBW infants and the elderly, or persons who have had surgical procedures or have in-dwelling catheters or medical devices are particularly vulnerable. According to the Centers for Disease Control, or CDC, the most prevalent organisms causing hospital-associated infections in the United States are bacterial organisms such as S. aureus, Staphylococcus epidermidis, or S. epidermidis, enterococcal species and fungal organisms such as candida species.

Based on data from the CDC and Decision Resources, a market research firm, there are an estimated six million hospital-associated infections worldwide each year, of which approximately 85-90% are caused by bacteria and 8% by fungi. The CDC estimates that approximately two million hospital-associated infections occur in the United States each year, which are implicated in approximately 90,000 deaths per annum. This represents more deaths per annum than are caused by breast cancer and prostate cancer combined. According to the CDC, these infections also result in an estimated $4.5 billion in healthcare costs annually in the United States.

Antibiotics are the predominant agents used to treat hospital-associated infections. Antibiotics are small molecule compounds whose primary mechanisms of action are killing or inhibiting the growth of bacteria. Antibiotics commonly used to treat hospital-associated infections include methicillin and vancomycin. Many bacteria have become increasingly resistant, or unresponsive, to antibiotics, leading to an increase in the incidence of antibiotic-resistant infections. Drug resistance is the result of bacteria undergoing a biochemical mutation that circumvents the mechanisms of action that generally allow antibiotics to work. Some of the most virulent organisms that demonstrate significant patterns of drug resistance include methicillin-resistant S. aureus, or MRSA, and vancomycin-resistant enterococci, or VRE.

As bacterial resistance has become more prevalent, there has been an increase in infection relapse rates and secondary site infections. In addition, some infections caused by MRSA can have associated mortality rates of 30-50%. Clinicians have become increasingly reliant on the use of vancomycin, which is an intravenous antibiotic generally regarded as the drug of last resort, for the treatment of serious antibiotic-resistant hospital-associated infections. However, over the past several years, the emergence of vancomycin-resistant S. aureus, or VRSA, has been documented in the United States and Japan. In light of increasing antibiotic resistance, there is a significant unmet medical need for novel anti-infective therapies that prevent or treat serious, life-threatening hospital-associated infections.

Our Solution

We believe there is a substantial opportunity to utilize our expertise in MSCRAMM proteins to discover, develop and commercialize novel antibody-based products that address the increasing prevalence of life-threatening hospital-associated infections and the lack of effective therapies available to treat these infections.

The human immune system normally protects the body against a variety of infections and other illnesses by recognizing, neutralizing and eliminating pathogens and malignant cells from the body. One of the primary functions of the immune system is the production of antibodies. Antibodies are soluble proteins found in the plasma portion of whole blood capable of recognizing and binding to pathogens that are potentially harmful to the human body. Antibodies recognize and bind to cellular proteins generally referred to as antigens, such as MSCRAMM proteins present on the surface of bacteria and fungi. In order for an effective immune response to occur without harming normal cells, the immune system generates antibodies that recognize and bind tightly to one specific antigen. Once an antibody binds to its targeted antigen, it triggers the cellular components of the immune system to clear the pathogen from the body.

We have identified antibodies that specifically bind to a number of different MSCRAMM proteins located on the surface of many pathogenic organisms. MSCRAMM proteins enable organisms to initiate and maintain an infection by adhering to specific binding sites within human tissue. In addition, MSCRAMM proteins allow these organisms to adhere to implanted or in-dwelling materials, such as orthopedic implants, catheters and vascular grafts. We believe that antibodies that target MSCRAMM proteins can reduce the incidence and severity of bacterial and fungal infections through two important biological mechanisms of action. First, by binding to the MSCRAMM proteins, these antibodies inhibit or block the invading organism from attaching to tissue or implanted or in-dwelling medical devices. Second, these antibodies coat the invading organism, identifying it for clearance by other cellular components of the immune system.

We believe that antibody-based product candidates developed utilizing our expertise in MSCRAMM proteins may provide the following advantages over existing anti-infective therapies:

•	the ability to be used prophylactically in patients where the preventive use of antibiotics is not appropriate or recommended;

•	improved patient outcomes by reducing the incidence of secondary site infections, relapse rates, mortality and length of hospital stay;

•	a lower likelihood of inducing patterns of drug resistance due to their novel mechanisms of action; and

•	fewer side effects.

Our Product Candidates

Our antibody-based product candidates are summarized in the chart below:

		Stage of	Worldwide
Product Candidate	Intended Use	Development	Commercial Rights

Veronate	Prevention of hospital-associated infections in VLBW infants	Phase III	Inhibitex

Aurexis	First-line therapy for serious S. aureus infections in combination with standard of care antibiotics	Phase II	Inhibitex

Enterococcal monoclonal antibodies	Hospital-associated enterococcal infections	Preclinical	Inhibitex

Candida monoclonal antibodies	Hospital-associated candida infections	Preclinical	Inhibitex

Staphylococcal vaccine	Prevention of staphylococcal infections	Preclinical	Wyeth

Veronate

Veronate is an immune globulin product candidate that contains concentrated amounts of human antibodies that target specific MSCRAMM proteins found on the surface of staphylococci. We are developing Veronate for the prevention of hospital-associated infections in VLBW infants that occur after the second day of life. Infections that occur after the second day of life are generally referred to by neonatologists as late-onset sepsis. We expect to begin enrollment in a 2,000-patient pivotal Phase III clinical trial in July 2004. Based on our Phase II clinical trial results, we believe that Veronate can reduce the number of hospital-associated infections caused by S. aureus and candida organisms in VLBW infants. Further, because infections caused by S. aureus and candida organisms have high associated mortality rates, approximately 17% and 34%, respectively, we believe the prophylactic use of Veronate will also reduce the overall mortality rate in VLBW infants.

Veronate has been granted Fast Track status by the FDA. Fast Track status may allow for a priority review by the FDA and is afforded to those proposed products that the FDA believes address life-threatening and unmet medical needs. Also, as permitted by FDA regulations governing Fast Track status, we intend to submit a “rolling” Biologics License Application, or BLA, for Veronate. A BLA is the application that must be submitted to, accepted and approved by the FDA before a biologic product can be marketed or sold in the United States. A “rolling” submission allows for a BLA to be filed in separate, completed sections over a period of time during the drug’s clinical development period. By utilizing this rolling submission, we intend to file the chemistry, manufacturing and controls, or CMC, section of the BLA for Veronate by the third quarter of 2005. We may also file other sections of the BLA for Veronate prior to the completion of its Phase III clinical trial. In addition, we anticipate requesting a priority review for this BLA. If the FDA accepts our request for a priority review, the length of time Veronate is in the approval process may be shortened. We cannot assure you that we will receive approval for a rolling BLA submission, we will be granted a priority review, the duration of the approval process for Veronate will be reduced or Veronate will be approved by the FDA.

Veronate has also been granted Orphan Drug status for the reduction of nosocomial bacteremia caused by staphylococci in VLBW infants, which may provide for market exclusivity for seven years from the date of FDA approval in certain circumstances. We have also received a peer-reviewed, merit-based $300,000 grant from the Office of Orphan Product Development of the FDA for the development of Veronate.

Market Opportunity for the Prevention of Hospital-Associated Infections in VLBW Infants

According to the United States Census Bureau, in 2001 there were approximately 60,000 VLBW infants born in the United States. The term VLBW infants refers to those infants that weigh less than 1,500 grams at birth or that are generally less than 32 weeks gestational age. Approximately 43,000 of these VLBW infants weighed 1,250 grams or less at birth. The vast majority of VLBW infants are cared for in neonatal intensive care units, or NICUs. The average length of stay in the NICU for these infants is approximately two months.

VLBW infants are highly susceptible to infection while in the NICU, given the intensity of medical care, duration of hospitalization, and the use of intravenous catheters to deliver nutritional fluids and medication. Various studies indicate that 30-50% of all VLBW infants weighing 1,250 grams or less at birth will develop at least one hospital-associated infection. There is an inverse relationship between a VLBW infant’s birth weight and the risk of acquiring a hospital-associated infection.

The most frequent causes of hospital-associated infections in VLBW infants, in order of incidence, are coagulase negative staphylococcus, or CoNS, S. aureus and candida, which collectively account for almost two-thirds of the hospital-associated infections in this patient population. CoNS accounts for approximately 50% of hospital-associated infections in VLBW infants, while S. aureus and candida each account for approximately 9%. Although CoNS is the most prevalent organism causing these infections, it is not as virulent as S. aureus and candida. The mortality rate among VLBW infants who acquire a hospital-associated infection caused by S. aureus or candida is approximately 17% and 34%, respectively, as compared to 7% and 9%, respectively, for those VLBW infants who either develop no infection or are infected with CoNS.

In addition to associated mortality, several studies indicate that VLBW infants that develop a hospital-associated infection stay, on average, 19 additional days in the hospital when compared to those that do not acquire an infection. In the United States, reimbursement to the hospital for a day in the NICU generally ranges from $1,500 to $3,000, which excludes the costs associated with physicians and other required specialists.

Veronate Clinical Trials

Phase III. Veronate is the subject of a Phase III clinical trial. This trial is designed to be a pivotal clinical trial, for which the primary endpoint is the reduction in the frequency of S. aureus infections in VLBW infants weighing 500-1,250 grams, the same patient population evaluated in our Phase II clinical trial for Veronate. The size of the trial provides a 90% power to detect a 50% reduction in the frequency of S. aureus infections among infants randomized to receive Veronate compared to those that receive placebo. If this endpoint is achieved, we understand, based on our discussions with the FDA, that this trial would be sufficient for the submission of a BLA for Veronate. Secondary, or exploratory, endpoints of this Phase III trial include the reduction in the frequency of candidemia, coagulase-negative staphylococcal infections, all staphylococcal infections and all-cause mortality. We anticipate that it will take 18-24 months to fully enroll the Phase III trial. The results of the Phase III trial may not confirm the Phase II results.

This 2,000-patient trial is a multi-center, placebo controlled, double-blind study, substantially the same in design as our recently completed Phase II trial. Patients will be randomized equally into one of two arms: Veronate at a dose of 750 mg/kg or placebo, both administered intravenously. We anticipate that the trial will be conducted in 70-100 neonatal intensive care units in the United States and Canada, approximately

45 of which participated in our Phase II trial for Veronate. We expect to initiate enrollment in this trial in July 2004.

Phase II. In December 2003, we completed a 512-patient, multi-center, randomized, double-blind, placebo-controlled Phase II clinical trial of Veronate for the prevention of hospital-associated infections in VLBW infants weighing 500 to 1,250 grams at birth. This trial was designed to evaluate the safety, dosing and preliminary efficacy of Veronate in this patient population. Infants in this trial were initially randomized by birth weight to receive one of four intravenous treatments: placebo, or Veronate at a dose of 250mg/kg, 500mg/kg or 750mg/kg. This trial was conducted at 53 different NICUs across the United States, and no single site accounted for more than 7% of the subjects.

The results of the Phase II clinical trial demonstrated that Veronate was generally safe and well tolerated among treated patients. The most common adverse events, which occurred with similar frequency among those infants who received placebo and those who were administered Veronate, included low serum sodium, metabolic acidosis, food intolerance, high blood glucose, low blood platelets and low blood pressure. There were no dose related trends observed for adverse events, severe adverse events or morbidities associated with prematurity. Nine infants experienced 14 adverse events possibly related to Veronate, including low heart rate, apnea, fast heart rate, diaper rash, jaundice, low blood glucose, high blood glucose, high blood pressure and abdominal distention. Only 4 of 1,280 infusions were discontinued or interrupted due to adverse events possibly related to Veronate.

The preliminary efficacy findings from this trial comparing Veronate at a dose of 750 mg/kg to placebo were:

•	a 63% reduction in the frequency of infection due to S. aureus;

•	a 67% reduction in the frequency of infection due to candida; and

•	a 36% reduction in mortality.

These results were not statistically significant. Due to the prophylactic nature of the indication, the Phase II trial was not powered to demonstrate statistically significant differences among the treatment arms in measures of efficacy.

Phase I. We conducted a Phase I dose-escalating clinical trial of Veronate in 36 VLBW infants weighing 500 to 1,250 grams. Two cohorts of 18 infants each were studied. One cohort received 500mg/kg of Veronate and the second cohort received 750mg/kg, both intravenously. The infants were monitored for a period of 70 days subsequent to their first infusion. Results from this trial indicated that Veronate was generally safe and well tolerated in VLBW infants.

Aurexis

Aurexis is a humanized monoclonal antibody currently in a Phase II clinical trial for evaluation as a first-line therapy, in combination with antibiotics, for the treatment of serious, life-threatening S. aureus bloodstream infections in hospitalized patients. Aurexis and Veronate target the same MSCRAMM protein on S. aureus. We believe the results from the Veronate Phase II clinical trial and our preclinical efficacy studies provide validation for the S. aureus MSCRAMM protein. We are also exploring the use of Aurexis in patients with cystic fibrosis and end stage renal disease and those who are undergoing cardiac surgery. We may initiate additional clinical trials in patients with one or more of these indications in the future.

Market Opportunity for the Treatment of S. aureus Infections

S. aureus is one of the leading causes of hospital-associated infections. Based on data compiled by Decision Resources, Inc., a market research firm, there were an estimated one million hospital-associated

S. aureus infections worldwide in 2002, of which approximately 225,000 occurred in the United States. Of the estimated 225,000 S. aureus infections that occurred in the United States, we estimate, based on data compiled by Decision Resources, Inc., that approximately 50,000 were serious bloodstream infections.

According to the CDC and other sources, the percentage of hospital-associated S. aureus infections in intensive care units in the United States caused by methicillin-resistant S. aureus, or MRSA, doubled between 1994 and 2002, increasing from 30% to nearly 60%. MRSA are organisms that are resistant to most antibiotics. The mortality rate for bloodstream infections associated with MRSA is 30-50%, as compared to the mortality rate associated with methicillin-susceptible S. aureus bloodstream infections of approximately 20%. Studies indicate that patients that acquire a MRSA bloodstream infection, as compared to those that do not, require, on average, an additional 12 days in an intensive care unit, at an average cost of $27,000.

The current clinical treatment of serious infections due to S. aureus is dictated by a number of factors including the type or location of the infection, the antibiotic resistance pattern of the infecting strain, the clinical characteristics of the patient and the infections commonly found in any specific hospital or hospital department. These infections are typically treated with intravenous antibiotics. If the patient is thought to be infected with MRSA, the current standard of care is typically the administration of vancomycin, which is generally considered to be the antibiotic of last resort for these infections.

We believe that Aurexis will be used adjunctively as a first-line therapy to treat S. aureus bloodstream infections regardless of which antibiotic is prescribed for treatment. We also believe that the degree to which the medical community will adopt the use of Aurexis will be based on its ability to reduce the relapse rate of infection, the frequency of secondary site infections, the incidence of infection-associated mortality and the number of days patients with infections stay in the hospital.

Aurexis Clinical Trials

Phase II. We are currently conducting a 60-patient, multi-center, randomized, double-blind, placebo-controlled Phase II clinical trial for Aurexis. We expect to conduct the trial at 14 hospitals in the United States. Patients with documented S. aureus bloodstream infections are randomized to receive antibiotic therapy in combination with either Aurexis, 20 mg/kg, or placebo. Both Aurexis and placebo are administered intravenously as a single dose. For the purpose of this protocol, antibiotic therapy is selected by the individual investigators. Subjects will be followed for 57 days or until early termination from the trial.

The primary objectives of the Phase II trial for Aurexis are to evaluate:

•	the safety of a single administration of Aurexis;

•	the pharmacokinetics of a single dose of Aurexis; and

•	the preliminary efficacy of a single dose of Aurexis.

We expect to have final data during the first half of 2005 from this Phase II trial. Results of this Phase II trial may not confirm the Phase I pharmacokinetic and safety results.

Phase I. We completed an open-label, randomized, dose-escalating Phase I clinical trial in 19 healthy volunteers to assess the safety of Aurexis and determine dose-related pharmacokinetics. Patients were intravenously administered four dose levels of Aurexis at 2, 5, 10, or 20 mg/kg. The volunteers were monitored for a period of 56 days subsequent to the administration of the drug. Safety was monitored by physical examinations, clinical and laboratory tests, and adverse experience assessments.

Results from this trial indicate Aurexis was well tolerated by the healthy volunteers. The following adverse events were noted among participants: headache, low white blood cell count, gastroesophageal reflux and red rash. None of these adverse events was severe or believed to be definitely related to Aurexis. No other safety issues were identified and no dose reached the protocol-specified definition of maximum tolerated dose. Pharmacokinetic analysis demonstrated that doses of 10mg/kg or greater achieved plasma levels of Aurexis associated with therapeutic efficacy in preclinical animal models. The half life of Aurexis was determined to be approximately 21 days. We selected the 20mg/kg dose for our Phase II trial of Aurexis.

Preclinical Results. We have conducted a number of preclinical studies in animals to assess both the safety and efficacy of Aurexis. These studies included using Aurexis both prophylactically as a monotherapy to prevent, and in combination with vancomycin to treat, MRSA infections. In these studies, no safety or toxicity issues were observed. These studies demonstrated that when used prophylactically, a single dose of Aurexis administered intravenously provided statistically significant levels of protection against MRSA infections as compared to the control. The therapeutic administration of Aurexis intravenously, in combination with vancomycin, significantly enhanced the clearance of MRSA from the animals’ critical organs as compared to vancomycin alone. We believe that the preclinical models that yielded these results are generally viewed by the scientific community as supportive and appropriate for assessing the efficacy of anti-infective product candidates in humans.

Other Product Candidates

In addition to Veronate and Aurexis, we currently have three product candidates in preclinical development, all of which are based on the use of MSCRAMM proteins. Two of these candidates are humanized monoclonal antibodies, and the third is a staphylococcal vaccine being developed by our partner, Wyeth.

Enterococcal Monoclonal Antibodies

Enterococci account for approximately 8% of all hospital-associated infections and have been reported as the second most common cause of nosocomial endocarditis in the United States. The overuse of antibiotics has resulted in the emergence of drug-resistant strains of enterococci, including vancomycin-resistant enterrococci. The problem in the United States is serious, in that greater than 24% of confirmed enterococcal infections reported in the June 2000 report of the hospitals included in the National Nosocomial Infectious Surveillance System were vancomycin-resistant. The reported incidence of vancomycin-resistant strains of enterococci increased by 40% for those same hospitals from 1994 to 1998. We have identified and characterized MSCRAMM protein targets expressed by enterococci and we have generated monoclonal antibodies that recognize these targets. Preclinical studies are ongoing to evaluate these monoclonal antibodies.

Candida Monoclonal Antibodies

Candida albicans, or C. albicans, is a significant cause of invasive fungal infections in an expanding population of immunosuppressed or immunocompromised patients such as those undergoing chemotherapy, those with organ transplants or those with AIDS. We have identified and characterized MSCRAMM proteins on the surface of C. albicans and we have generated monoclonal antibodies that target these proteins.

Staphylococcal Vaccine

There are a number of patient groups, including approximately 300,000 end stage renal disease patients in the United States, patients receiving chronic long-term care, and patients undergoing certain elective surgeries, who are at risk of acquiring a staphylococcal infection. For these high-risk groups, we believe an active vaccine may be a less costly and preferred mode of therapy. We have entered into a license and collaboration agreement with Wyeth to develop human vaccines against staphylococcal organisms.

Our Strategy

Our goal is to become a leading biopharmaceutical company that discovers, develops and commercializes novel, antibody-based products to prevent and treat serious bacterial and fungal infections in the hospital setting. In order to achieve this goal, we are focused on the following key strategies:

Complete the Phase III Trial and Obtain Regulatory Approval for Veronate. We are focused on completing the clinical and regulatory development of Veronate. We intend to complete a Phase III clinical trial evaluating Veronate for the prevention of hospital-associated infections in VLBW infants. Veronate has been granted Fast Track status, which may allow for expedited review by the FDA. Veronate has also received Orphan Drug status for the reduction of nosocomial bacteremia caused by staphylococci in VBLW infants, which may provide for market exclusivity for seven years from the date of approval in certain circumstances.

Advance the Development of Aurexis and Our Preclinical Product Candidates. We are developing Aurexis as a first-line therapy for the treatment of serious S. aureus infections in combination with antibiotics. Aurexis is currently in a Phase II clinical trial. We are also advancing the development of our two preclinical product candidates focused on enterococcal and candida monoclonal antibodies.

Establish a Specialized, Hospital-Based Sales Force In The United States. We have retained all worldwide commercial rights for Veronate and Aurexis. We intend to establish a specialized hospital-based sales force of approximately 50 individuals to promote Veronate, and potentially Aurexis, in the United States. We believe that the vast majority of the potential United States demand for Veronate exists in approximately 1,000 hospitals that operate NICUs. As a result, we believe a relatively small sales force can effectively be deployed to fully and efficiently address this market. While we expect to enter into a worldwide collaboration to further develop and commercialize Aurexis, we intend to leverage our hospital-based sales force by retaining certain co-promotion rights to Aurexis in the United States. In markets outside of the United States, we currently plan to establish partnerships with other companies to commercialize our products.

Utilize Our Expertise in MSCRAMM Proteins to Discover and Develop Additional First-in-Class Products. Our goal is to be the first to market antibody-based products to prevent and treat specific bacterial and fungal infections. We have used our expertise in MSCRAMM proteins to discover and develop Veronate, Aurexis and three preclinical candidates that may represent first-in-class products. We believe that first-in-class drugs capture superior market share and have competitive advantages over drugs subsequently introduced. We will continue to devote resources to the discovery and development of product candidates that originate from our expertise in MSCRAMM proteins.

Expand Our Product Portfolio through In-Licensing and Acquisitions. We intend to capitalize upon our expertise in MSCRAMM proteins, antibody development, commercialization and infectious diseases to in-license or acquire selected product candidates in various stages of development. We will also evaluate opportunities to leverage our sales force by in-licensing or acquiring and promoting additional therapeutics which target the hospital-based market.

Sales and Marketing

There are approximately 5,000 hospitals in the United States; however, we believe that the vast majority of the demand for Veronate will occur in approximately 1,000 hospitals where there are NICUs equipped to handle the special needs of VLBW infants. Furthermore, 80% of the NICU beds are concentrated in approximately 500 of these hospitals. We believe that a specialized, hospital-based sales force of approximately 50 qualified individuals can effectively promote and sell Veronate in this market. We intend to establish this sales force and create a commercial infrastructure capable of supporting the independent commercialization of Veronate in the United States.

We have retained worldwide rights to Aurexis and two of our product candidates in preclinical development. While we plan to establish a worldwide collaboration for Aurexis, we anticipate retaining co-promotion rights to Aurexis in the United States. Assuming Veronate is approved for sale by the FDA and we successfully develop a sales force, we may promote or co-promote our other product candidates in the United States through this sales force. The 1,000 hospitals that contain NICUs also account for 45% of all hospital beds in the United States. By accessing approximately half the hospital beds in the United States, we believe our sales force will be able to effectively market Aurexis and our other product candidates. We anticipate partnering or collaborating with other companies to develop and commercialize our product candidates in countries and regions outside of the United States.

Raw Materials and Manufacturing

Raw Materials. Veronate is an immune globulin product candidate derived from human plasma. Accordingly, the critical raw material used in the manufacture of Veronate is plasma that contains sufficient concentrations of naturally occurring antibodies that specifically target MSCRAMM proteins. This plasma is collected at FDA-approved donor centers in the United States. The qualification of donors, the collection process and the operation of donor centers are highly regulated by the FDA and other domestic and foreign regulatory bodies. We currently do not, nor do we intend to, own or operate any such donor centers. We outsource, and intend to continue to outsource, the collection of this critical raw material to qualified FDA-approved third-party collectors who own and operate these donor centers. In 2002, we entered into a ten-year supply agreement with DCI Management Group, Inc., or DCI, which we believe can meet our current, near-term and product launch supply needs. Pursuant to this supply agreement, no later than 90 days prior to each calendar-year end, we and DCI must agree on the quantity of plasma that we intend to purchase, and they will provide, for the next calendar year. Once this quantity is established, we are generally obligated to purchase at least 90% of this predetermined quantity during the subsequent year. We may terminate this agreement upon mutual agreement of the parties, a material breach by DCI or upon 30 days notice if the clinical development of Veronate is halted or terminated by the FDA or us. While we have no current arrangements with any other supplier of plasma, we believe there are suitable alternative sources of plasma for Veronate.

Manufacturing. We do not own or operate any manufacturing facilities. We currently outsource the manufacture of our product candidates to qualified contract manufacturers. We anticipate we will continue to rely on these or other qualified contract manufacturers for the foreseeable future. Our contract manufacturers are currently located in the United States, although, in the future, we may consider using qualified manufacturers located in Europe or other regions. Since the manufacturing processes used to manufacture Veronate and Aurexis are vastly different, we use different manufacturers for each of these product candidates.

The manufacturing process for Veronate is referred to as fractionation. The fractionation process, which involves separating plasma into various components or fractions, has been used for over thirty years by major pharmaceutical companies to manufacture high quality antibody-based products. In December 2001, we entered into a ten-year contract manufacturing agreement with Nabi Biopharmaceuticals, Inc., or Nabi, to manufacture Veronate on our behalf. Nabi operates an FDA-approved facility in the United States, and is approved to manufacture its proprietary, as well as third-party, immune globulin products. Pursuant to our contract with Nabi, we must provide three-year forecasts as to how much Veronate we want it to manufacture on our behalf, however, we are only obligated to commit to the first two years. As of March 31, 2004, our minimum purchase commitments under this agreement through December 31, 2006, were approximately $4.5 million. However, if we cancel or postpone the production of one or more lots of Veronate in accordance with the terms of this agreement, financial penalties would instead apply, which could be substantially less, and in no case more, than the minimum purchase commitments, depending on the length of the notice provided by us to Nabi. We believe Nabi is qualified, and has the available capacity, to manufacture Phase III clinical trial material and commercial quantities of Veronate. Nabi has manufactured four lots of Veronate to date. Under this agreement, we may not grant any rights allowing any other party to manufacture Veronate, and therefore we may not engage an alternative manufacturer until the agreement is terminated. We may terminate the agreement with Nabi if Nabi materially breaches the agreement, subject to a 20-day cure period, or if the clinical development of Veronate is halted or terminated. We do not have alternative manufacturing plans for Veronate at this time. If our agreement with Nabi were terminated for any reason, it may be difficult or impossible for us to find alternative manufacturers on commercially acceptable terms, if at all. Because Nabi is developing a product to prevent S. aureus and a staphylococcal vaccine, we consider Nabi to be a competitor.

We also use a contract manufacturer, Avid Bioservices, Inc., to produce clinical trial materials for Aurexis for use in our Phase I and II clinical trials. We have no long-term obligations under our agreement with Avid as this agreement is on a purchase order basis. We may contract with a different contract manufacturer capable of producing Phase III clinical trial material, and if Aurexis is approved for sale, commercial quantities. A change in contract manufacturers may require further clinical trials for Aurexis. We currently have not entered into any arrangement with a contract manufacturer to produce Phase III clinical trial material for Aurexis.

Competition

Our industry is highly competitive and characterized by rapid technological change. Significant competitive factors in our industry include, among others, product efficacy and safety; the timing and scope of regulatory approvals; the government reimbursement rates for and the average selling price of products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities.

Any product candidates that we successfully develop that are approved for sale by the FDA or similar regulatory authorities in other countries may compete with existing products and products that may become available in the future. Many organizations, including large pharmaceutical and biopharmaceutical companies, such as Cubist Pharmaceuticals, Inc. and Vicuron Pharmaceuticals, Inc., as well as academic and research organizations and government agencies, continue to pursue the research and development of novel anti-infective therapies that target staphylococcal as well as other bacterial and fungal organisms. Many of these organizations have more substantial capital resources than we have, and greater capabilities and experience than we do in basic research, conducting preclinical studies and clinical trials, regulatory affairs, manufacturing, marketing and sales. As a result, we may face competitive disadvantages relative to these organizations should they develop or commercialize a competitive product. Therefore, we cannot assure you that any of our product candidates, if approved for sale, will compete successfully and that another organization will not succeed in developing and commercializing products that render our technology or product candidates non-competitive or obsolete.

Currently, we are not aware of any antibody-based products approved by the FDA specifically for the prevention or treatment of S. aureus, CoNS, candida or enterococcal infections in any patient population. However, we are aware of several biopharmaceutical companies developing antibody-based therapies directed towards the prevention or treatment of bacterial, and particularly staphylococcal, infections.

Nabi Biopharmaceuticals, Inc. is a publicly-held biopharmaceutical company that discovers, develops, manufactures and markets antibody-based therapies. Nabi has two antibody-based product candidates currently in clinical trials that are directed towards preventing or treating staphylococcal infections. One of these product candidates has received Orphan Drug status from the FDA. Nabi is our contract manufacturer for Veronate.

Biosynexus, Inc. is a privately-held biotechnology company that is developing a portfolio of protein-based products, including monoclonal antibodies, enzymes and peptides, for the prevention and treatment of staphylococcal infections. NeuTec, PLC is a privately-held biopharmaceutical company that is developing a portfolio of antibody-based therapeutic products designed to treat life-threatening infections, particularly hospital-acquired infections such as MRSA and candida.

Intellectual Property Rights and Patents

We are licensed under 23 issued United States patents and 24 pending United States patent applications, as well as corresponding international filings in the field of MSCRAMMs generally. We own nine pending United States patent applications and co-own one issued United States patent and one pending United States patent application, as well as corresponding international and foreign applications. The issued United States patents expire between 2009 and 2018. In addition to our patents and patent applications, we have registered trademarks for Inhibitex, MSCRAMM, Aurexis and Veronate.

Of the patents and applications in our portfolio, the following pertain directly to Veronate and Aurexis:

•	Our United States patent describing Veronate is directed to purified human immune globulin antibodies to S. aureus and S. epidermidis MSCRAMM proteins. This patent will expire in 2018 if not extended. Our pending United States Veronate patent application includes claims directed to methods used in preparing Veronate. Corresponding international applications are pending.

•	Our United States SdrG patent is directed to the nucleic acid sequence, or DNA, encoding the SdrG protein of S. epidermidis. The SdrG MSCRAMM protein is used in identifying donors for the preparation of Veronate. This patent will expire in 2018 if not extended. Our pending United States SdrG patent applications are directed to the SdrG protein and related methods. Corresponding international applications are pending.

•	Our two United States ClfA patents relate to both Veronate and Aurexis and are directed to the DNA and the ClfA MSCRAMM protein of S. aureus. These patents will expire in 2016 and 2014, respectively, if not extended. The ClfA protein is used in the identification of donors for the preparation of Veronate and is also the protein recognized by the Aurexis monoclonal antibody. There are no corresponding foreign rights available for the ClfA protein and nucleic acid sequences. Our pending United States ClfA patent application claims antibodies to the ClfA protein. Our pending United States ClfA monoclonal antibody patent application relates to Aurexis and claims a composition of matter for a monoclonal antibody to the ClfA protein. Corresponding international applications are pending.

Patent rights and other proprietary rights are important in our business and for the development of our product candidates. We have sought, and intend to continue to seek patent protection for our inventions and rely upon patents, trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain a competitive advantage. In order to protect these rights, know-how and trade secrets, we typically require employees, consultants, collaborators and advisors to enter into confidentiality agreements with us, generally stating that they will not disclose any confidential information about us to third parties for a certain period of time, and will otherwise not use confidential information for anyone’s benefit but ours.

The patent positions of companies like ours involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with any certainty. Our issued patents, those licensed to us, and those that may issue to us in the future may be challenged, invalidated or circumvented, and the rights granted thereunder may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization. Expiration of patents we own or license could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.

We have filed two opposition proceedings with the European Patent Office, or EPO, to revoke or substantially narrow two patents issued to the Henry M. Jackson Foundation for the Advancement of Military Medicine relating to staphylococcal surface proteins. These patents have been licensed to Biosynexus. In the first opposition, on November 5, 2003 an oral proceeding took place in which the EPO concluded that the patent was limited to a single claim having no relevance to our products. The patentee has appealed the decision and a ruling is not expected to occur until late 2006. No preliminary recommendation has been issued in the second opposition proceeding, which we anticipate will occur in late 2004. We believe that we do not infringe the corresponding United States patents, which have narrower claims than those issued in Europe.

In December 2003, we filed a Notice of Opposition before the United States Patent and Trademark office opposing the applications of Auxeris Therapeutics, Inc. to register “Auxeris” as a trademark. In addition, we have notified Auxeris of our intention to seek injunctive relief in Federal court if it does not cease the use of the Auxeris name. The grounds for opposition are that it is too similar to our trademark “Aurexis,” and both marks are intended to be used for pharmaceutical products.

Licensing and Collaborative Agreements

To date, we have entered into a number of license and collaborative agreements with various institutions to obtain intellectual property rights and patents relating to MSCRAMM proteins and our product candidates. We have also entered into an exclusive worldwide license and collaboration agreement with Wyeth with respect to their use of our MSCRAMM protein intellectual property to develop human staphylococcal vaccines. Our strategy includes possible future in-licensing of intellectual property or product candidates, as well as collaborations with companies to develop, co-develop, market and sell our product candidates in markets outside of the United States.

Texas A&M University Health Science Center

We have an exclusive royalty-bearing license from the Texas A&M University System, or Texas A&M, for an issued United States patent with claims directed toward the SdrG nucleic acid sequence and related pending United States divisional applications directed toward the SdrG protein and antibodies to it, as well as corresponding foreign applications. SdrG is the MSCRAMM protein that we target on S. epidermidis and is used in the manufacture of Veronate. We also have an exclusive royalty-bearing license to Texas A&M’s rights in an allowed United States patent application and foreign counterparts directed to the methods we use for screening and selecting donor plasma using MSCRAMMs for both SdrG and ClfA in the manufacture of Veronate. BioResearch Ireland/ Trinity College Dublin is a co-owner of these patents and applications. All of these licenses are subject to certain research rights retained by Texas A&M. Texas A&M may terminate the license if we fail to use commercially reasonable efforts to bring our products candidates to market. We may terminate the license without cause upon 60 days written notice. Otherwise, this agreement will terminate upon the expiration of all of the licensed patents. Currently, the latest to expire of the issued patents under the license agreement expires in 2019. We have agreed to pay Texas A&M a royalty based on net sales for any product sold utilizing these licenses.

In connection with these license agreements, in 1995 we entered into the first of several cooperative research agreements with Texas A&M. Pursuant to these agreements, we have the exclusive worldwide right to any discoveries resulting from this collaboration, subject to research rights retained by Texas A&M and certain rights of the United States government. We also have a right of first refusal to acquire the rights to and file patents on discoveries made by Texas A&M in the field of MSCRAMM proteins that are made outside of the scope of the collaboration. Texas A&M is entitled to a royalty on revenues that we receive for products that incorporate technology developed through the collaboration. We may terminate this collaboration upon 90 days written notice if the work is not performed satisfactorily.

Pursuant to these agreements, we have paid Texas A&M approximately $1.2 million through March 31, 2004. We have no future minimum royalty or milestone obligations pursuant to these agreements, but we currently pay Texas A&M approximately $300,000 in annual sponsored research payments.

BioResearch Ireland (BRI)/Trinity College Dublin

We have obtained a royalty-bearing license from BioResearch Ireland, or BRI, under the United States SdrG patents and related applications licensed to us from Texas A&M, as described above. Scientists from both Texas A&M and BRI are co-inventors on these applications. We have an exclusive royalty-bearing license from BRI under two issued United States patents and a pending United States patent application directed to the ClfA nucleic acid and protein. The license also covers pending international applications relating to antibodies to ClfA. BRI may terminate the license if we fail to use commercially reasonable efforts to bring one or more products that use the licensed technology to market. Otherwise, this license will terminate upon the expiration of the licensed patents. We may terminate the license agreement as to any patent or patent application upon 90 days notice. Currently, the latest to expire of the issued patents under the license agreement expires in 2019.

Since 1996, we have entered into several cooperative research agreements with BRI for technologies relating to staphylococcal surface proteins. We have exclusive worldwide rights to, and are entitled to file patents on, any discoveries resulting from this collaboration. All licenses from BRI are subject to research rights retained by BRI. BRI is entitled to a royalty on any revenues that we receive from the sale of products that incorporate technology developed through the collaborative arrangement. We may terminate the collaboration agreement on two months written notice. BRI may terminate in the event of an uncured material breach by us.

Pursuant to these agreements, we have paid BRI approximately $419,000 through March 31, 2004. We have no future minimum royalty or milestone obligations pursuant to these agreements, but we currently pay BRI approximately $35,000 in annual sponsored research payments.

Other Licensing Agreements

Wyeth

In August 2001, we entered into a license and development collaboration agreement with Wyeth for the development of human staphylococcal vaccines. Under the terms of this agreement, we granted Wyeth an exclusive worldwide license to our MSCRAMM protein intellectual property with respect to human vaccines against staphylococcal organisms. The development, manufacture and sale of any products resulting from the collaboration will be the responsibility of Wyeth. We may terminate this agreement if Wyeth fails to use reasonable commercial efforts to bring related products to market. Wyeth may terminate the agreement without cause on six months notice. Otherwise, this agreement will terminate upon the expiration of all of the licensed patents. Currently, the latest to expire of the issued patents under the license agreement expires in 2019.

Pursuant to this agreement, we have received $3.4 million in an upfront license fee and annual research support payments from Wyeth as of March 31, 2004. We are entitled to receive minimum research support payments of $500,000 per year until the first commercial sale of any product developed under this agreement. We are also entitled to receive milestone payments upon the filing of an Investigational New Drug application, or IND, the commencement of both Phase II and Phase III clinical trials, the filing of a BLA, and FDA approval of a licensed product. If all such milestones are achieved relative to one or more licensed products, we would be entitled to receive a minimum of $10.0 million in milestone payments from

Wyeth. Finally, we are also entitled to royalties on net sales of licensed products manufactured, sold or distributed by Wyeth.

Aurexis Manufacturing Licenses

The following four agreements relate to intellectual property associated with the production of monoclonal antibodies that we have in-licensed.

In November 2001, we entered into a research evaluation and worldwide non-exclusive license agreement with Lonza Biologics for intellectual property and materials relating to the expression of recombinant monoclonal antibodies to bacterial surface proteins for use in the manufacture of Aurexis. Under the terms of the agreement, we agreed to pay an annual fee of up to 100,000 pounds sterling and a royalty on the net selling price of any products that we market that utilize the underlying technology. In the event we do not use Lonza to manufacture Aurexis, if and when it is approved by the FDA for sale, the annual payment would increase to 300,000 pounds sterling per year. We may terminate the agreement upon 60 days notice. The agreement terminates upon the expiration of the last valid patent or 15 years, whichever is longer. Currently, the latest to expire of the issued patents under the license agreement expires in 2016. Pursuant to this agreement, we have paid Lonza $361,000 as of March 31, 2004.

In June 2003, we obtained a non-exclusive, worldwide royalty-bearing license from Genentech for a patent, commonly known as the Cabilly patent, relating to the production of monoclonal antibodies for use in the manufacture of Aurexis. Under the agreement, we agreed to pay Genentech an up-front license fee and we are further obligated to pay a milestone payment due upon the approval of Aurexis and a royalty on the sale of any of our products that utilize the underlying technology. We may terminate this agreement without cause upon 90 days notice. Otherwise, this license will terminate upon the expiration of the patent, which will occur in 2018 if not extended. If Aurexis is approved for sale by the FDA, our total payments to Genentech under this agreement for upfront fees and milestones would be approximately $5.5 million in the aggregate.

In July 2003, we obtained a non-exclusive, worldwide royalty-bearing license from the University of Iowa for patents, commonly known as the CMV promoter patents, or Stinski patents, relating to the expression of recombinant proteins used in the manufacture of Aurexis. Under this agreement, we paid the University of Iowa an up-front license fee of $35,000 and are obligated to make annual payments of $35,000 per year. We also agreed to pay a royalty on the sale of any of our products that utilize the underlying technology and milestone payments of $40,000 for each of the first four licensed products to receive FDA approval. We may terminate this agreement at any time. Otherwise, this license will terminate upon the expiration of the two in-licensed patents, which will be 2009 and 2012, respectively.

In March 2004, we obtained a non-exclusive, worldwide royalty-bearing license from the National Institutes of Health, or NIH, for patent applications relating to technology used in the humanization of monoclonal antibodies. Under this agreement we agreed to pay an up-front license fee, a minimum annual royalty of $25,000 per year, a royalty on the sale of any of our products that would otherwise infringe any patent that may issue from the pending applications, and milestone payments. For any product covered by this license, the milestone payments are based upon the filing of an IND, the first subject enrolled in a Phase II and Phase III trial, the filing of a BLA and upon the approval of a BLA by the FDA. We may terminate this agreement upon 60 days notice. This agreement terminates upon the expiration of the patent, which will occur in 2011 if not extended. If Aurexis is approved for sale by the FDA, our total payments to the NIH under this agreement related to the upfront license fee and milestones would be approximately $1.2 million in the aggregate.

Pharmaceutical Pricing and Reimbursement

In both the United States and foreign markets, the revenue associated with our products will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include various government health authorities such as The Centers for Medicare and Medicaid Services, or CMS, which administers Medicare and Medicaid, managed-care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services, including pharmaceuticals. In addition, significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products. Our products may ultimately not be considered cost-effective, and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to support a profitable operation or generate an appropriate return on our investment in product development.

The United States and foreign governments periodically propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our product candidates are approved for marketing. Adoption of new legislation could further limit reimbursement for pharmaceuticals. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing. The marketability of our products may suffer if the government and other third-party payors fail to provide adequate coverage and reimbursement rates for our product candidates.

We intend to obtain coverage and reimbursement for our products from these third-party payors, however we cannot assure you that we will be successful in obtaining adequate coverage, reimbursement, or pricing, if any.

Regulatory Matters

Overview

The preclinical and clinical testing, manufacture, labeling, storage, distribution, promotion, sale and export, reporting and record-keeping of our product candidates are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and regulatory agencies in foreign countries.

Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant approval, withdrawal of marketing approvals and criminal prosecution.

United States Regulatory Approval

Pursuant to FDA regulations, we are required to undertake a long and rigorous process before any of our product candidates may be marketed or sold in the United States. This regulatory process typically includes the following general steps:

•	the performance of satisfactory preclinical laboratory and animal studies under the FDA’s Good Laboratory Practices regulation;

•	the development and demonstration of manufacturing processes which conform to FDA-mandated current Good Manufacturing Practices, or cGMPs;

•	the submission and acceptance of an IND which must become effective before human clinical trials may begin in the United States;

•	obtaining the approval of Institutional Review Boards, or IRBs, at each site where we plan to conduct a clinical trial to protect the welfare and rights of human subjects in clinical trials;

•	the successful completion of a series of adequate and well-controlled human clinical trials to establish the safety, purity, potency and efficacy of any product candidate for its intended use; and

•	the submission to, and review and approval by the FDA of, a Biologics License Application, or BLA, or for non-biologic pharmaceutical products, a New Drug Application, or NDA, prior to any commercial sale or shipment of a product.

This process requires a substantial amount of time and financial resources. We cannot assure you or be certain that this process will result in the granting of an approval for any of our product candidates on a timely basis, if at all. In 2002, the FDA announced a reorganization that has resulted in the shift of the oversight and approval process for certain therapeutic biologic drugs and the related staff from the Center for Biologic Evaluation and Research, or CBER, to the Center for Drug Evaluation and Research, or CDER. Our lead drug candidate, Veronate, is being regulated through CBER, while Aurexis, and any other monoclonal product candidates that we may develop, are being regulated through CDER.

Preclinical Testing

Preclinical tests generally include laboratory evaluation of a product candidate, its chemistry, formulation, stability and toxicity, as well as certain animal studies to assess its potential safety and efficacy. We must submit the results of these preclinical tests, together with manufacturing information, analytical data and the clinical trial protocol, to the FDA as part of an IND, which must become effective before we may begin any human clinical trials. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within this 30-day time period, raises concerns or questions about the intended conduct of the trials and imposes what is referred to as a clinical hold. If one or more of our products is placed on clinical hold, we would be required to resolve any outstanding issues to the satisfaction of the FDA before we could begin clinical trials. Preclinical studies generally take several years to complete, and there is no guarantee that an IND based on those studies will become effective, allowing clinical testing to begin.

In addition to FDA review of an IND, each medical site that desires to participate in a proposed clinical trial must have the clinical protocol reviewed and approved by an independent IRB. The IRB considers, among other things, ethical factors, and the selection and safety of human subjects. Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices requirements.

Clinical Trials

Human clinical trials are typically conducted in three sequential phases:

Phase I. In Phase I clinical trials, a product candidate is typically introduced either into healthy human subjects, or patients with the medical condition for which the new drug is intended to be used. The main purpose of the trial is to assess a product candidate’s safety and the ability of the human body to tolerate the product candidate. Absorption, metabolism, distribution and pharmacokinetic trials are also generally performed at this stage. Phase I clinical trials generally include less than 50 subjects or patients.

Phase II. During this phase, a product candidate is studied in an exploratory trial or trials in a limited number of patients with the disease or medical condition for which it is intended to be used in order to (i) further identify any possible adverse side effects and safety risks, (ii) assess the preliminary or potential efficacy of the product candidate for specific targeted diseases or medical conditions, and (iii) assess dosage tolerance and determine the optimal dose for a Phase III trial. Phase II trials generally involve 20 to 500 patients, who are typically divided into one or more groups that will get one of several dose levels of the product candidate and a control group that will receive a placebo.

Phase III. If and when one or more Phase II trials demonstrate that a specific dose or range of doses of a product candidate is likely to be effective and has an acceptable safety profile, one or more Phase III trials are generally undertaken to demonstrate clinical efficacy and to further test for safety in an expanded patient population with the goal of evaluating the overall risk-benefit relationship of the product candidate. Phase III trials will generally be designed to reach a specific goal or endpoint, the achievement of which is intended to demonstrate the product candidate’s clinical efficacy. The successful demonstration of clinical efficacy and safety in one or more Phase III trials is typically a prerequisite to the filing of a BLA or a NDA for a product candidate.

We cannot be certain that we will successfully complete the Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, we, the FDA or an IRB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Biologics License Applications

Once clinical trials have been completed, we must submit a BLA to the FDA in order to obtain approval for the marketing and sale of a product candidate. Among many other items, a BLA typically includes a description of the manufacturing process and quality control methods, as well as the results of preclinical and toxicology studies and clinical trials. The FDA must approve the BLA prior to the marketing and sale of the related product. The FDA may deny a BLA if all applicable regulatory criteria are not satisfied or may require additional data, including clinical, toxicology, safety or manufacturing data. It can take several years for the FDA to approve a BLA once it is submitted, and the actual time required for any product candidate may vary substantially, depending upon the nature, complexity and novelty of the product candidate. We cannot be certain that the FDA, or any other similar regulatory agency in other countries, will grant approval for any of our product candidates on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if such regulatory approval is granted, additional post-marketing, or Phase IV clinical trials, may be required that would add additional product development costs beyond those incurred through Phase III testing.

Post-Approval Regulations

Even if a product candidate receives regulatory approval, the approval is typically limited to specific clinical indications. Further, even after regulatory approval is obtained, subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market.

Any FDA-approved products manufactured or distributed by us are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Further, drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with cGMP, which impose rigorous procedural and documentation requirements upon us and our contract manufacturers. Manufacturers of biologics must also comply with the FDA’s general biologic standards. We cannot be certain that we, or our present or future contract manufacturers or suppliers, will be able to comply with cGMP regulations and other FDA regulatory requirements. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

If the FDA approves one or more of our product candidates, we and our contract manufacturers must provide certain updated safety and efficacy information. Product changes, as well as certain changes in the manufacturing process or facilities where the manufacturing occurs or other post-approval changes may necessitate additional FDA review and approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Fast Track Status and Orphan Drug

Veronate, our lead product candidate, has received Fast Track status as provided for under various FDA regulations and has also been designated as an Orphan Drug by the FDA, in each case for the reduction of nosocomial bacteremia caused by staphylococci in VLBW infants. If our other product candidates meet the criteria, we may also apply for Orphan Drug and/or Fast Track status for such product candidates.

The FDA has developed “Fast Track” policies, which provide for the potential for expedited review of a BLA. However, there is no assurance that the FDA will, in fact, accelerate the review process for a Fast Track product candidate. Fast Track status is provided only for those new and novel therapies that are intended to treat persons with life-threatening and severely debilitating diseases, where there is a defined unmet medical need, especially where no satisfactory alternative therapy exists or the new therapy is significantly superior to alternative therapies. During the development of product candidates that qualify for this status, the FDA may expedite consultations and reviews of these experimental therapies. Further, an accelerated approval process is potentially available to product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses. The FDA can base approval of a marketing application for a Fast Track product on an effect on a clinical endpoint, or on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may condition the approval of an application for certain Fast Track products on additional post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Fast Track status also provides for the potential for a product candidate to have a “Priority Review.” A Priority Review allows for portions of the BLA to be submitted to the FDA for review prior to the completion of the entire application, which could result in a reduction in the length of time it would otherwise take the FDA to complete its review of the BLA. Fast Track status may be revoked by the FDA at any time if the clinical results of a trial fail to continue to support the assertion that the respective product candidate has the potential to address an unmet medical need.

The FDA may grant Orphan Drug status to drugs intended to treat a “rare disease or condition,” which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. If and when the FDA grants Orphan Drug status, the generic name and trade name of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Aside from guidance concerning the non-clinical laboratory studies and clinical investigations necessary for approval of the BLA, Orphan Drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The FDA may grant Orphan Drug status to multiple competing product candidates targeting the same indications. A product that has been designated as an Orphan Drug that subsequently receives the first FDA approval for the indication for which it has received such designation is entitled to Orphan Drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years from the date of FDA approval. Orphan Drug status may also provide certain tax benefits.

Foreign Regulatory Approval

Outside of the United States, our ability to market our product candidates will also be contingent upon us receiving marketing authorizations from the appropriate foreign regulatory authorities whether or not FDA approval has been obtained. The foreign regulatory approval process in most industrialized countries generally includes risks that are similar with the FDA approval process we have described herein. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals may vary widely from country to country and differ from that required for FDA approval.

Europe

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. This procedure is currently mandatory for products developed by means of a biotechnological process including monoclonal antibodies, such as Aurexis and our other monoclonal products that are being developed, and optional for plasma-derived biological products, such as Veronate, new active substances and other “innovative medicinal products with novel characteristics.” The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. The mutual recognition process results in separate national marketing authorizations in the reference member state and each concerned member state.

With respect to Veronate, and any other product candidates for which we are entitled to choose, we plan to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated. We cannot assure you that any of our product candidates will prove to be safe or effective, will receive regulatory approvals, or will be successfully commercialized.

Employees

As of March 31, 2004, we had 61 full-time employees, 48 of whom were engaged in research and development, clinical, regulatory, and quality assurance and control, and 13 of whom were engaged in administration, accounting, finance and business development. All of our employees have entered into non-disclosure agreements with us regarding our intellectual property, trade secrets and other confidential information. None of our employees is represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that we maintain satisfactory relations with our employees.

Facilities

Our offices and laboratory facilities are currently located in two separate leased properties in Alpharetta, Georgia, a northern suburb of Atlanta. We lease our office space, which is approximately 13,500 square feet, under a lease which expires in June 2005. We lease our laboratory facility, which is approximately 12,500 square feet, under a separate sub-lease which expires in December 2005. In December 2003, we entered into an agreement to lease a 51,000 square foot facility in Alpharetta, Georgia to be built to our specifications, where we intend to relocate both of our existing facilities. We anticipate that we will occupy this new facility in the second or third quarter of 2005, at which time we expect that our minimum lease obligations for this facility will approximate $1.0 million per annum for the lease term of ten years.

Legal Proceedings

In January 2003, Biosynexus commenced an action against us in the Superior Court of Fulton County, Georgia. The suit seeks injunctive relief and financial damages of $10.0 million on each of the three claims of (i) obtaining, (ii) converting and (iii) benefiting from alleged trade secrets, which we purportedly received through a large, nationally recognized third-party contract research organization.

In July 2003, the court denied Biosynexus’ request for an interlocutory injunction. The court’s ruling also stated that we made a preliminary showing that we did not misappropriate any Biosynexus information; that we are not using the information at issue; that our clinical trial protocol and approach to reporting adverse events, which were the alleged trade secrets, are substantially different than Biosynexus’; and that the alleged trade secrets are in fact not trade secrets but well known, widely-used and widely-reported concepts as applied to premature babies in a NICU. The court’s ruling also indicated that Biosynexus had not shown a substantial likelihood that it will ultimately prevail on the merits of its case at trial. Following this ruling, we notified Biosynexus, and its attorneys, of our intent to pursue an abusive litigation claim, as provided for under Georgia law, against Biosynexus to seek full recovery of all legal fees and expenses related to the suit if they did not drop such claim within 30 days. In August 2003, Biosynexus filed notice in the Superior Court of Fulton County of its intent to appeal the court’s ruling. Our motion for summary judgment filed in August 2003 has been stayed pending the appeal to the Georgia Supreme Court. We can provide no assurance that the appeal filed by Biosynexus will not be successful or that we will not be subject to similar suits in the future.

In December 2003, we filed a Notice of Opposition before the United States Patent and Trademark office opposing the applications of Auxeris Therapeutics, Inc. to register “Auxeris” as a trademark. In addition, we have notified Auxeris of our intention to seek injunctive relief in Federal court if it does not cease the use of the Auxeris name. The grounds for opposition are that it is too similar to our trademark “Aurexis,” and both marks are intended to be used for pharmaceutical products.

Otherwise, we are not a party to or engaged in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of March 31, 2004:

Name	Age	Position

William D. Johnston, Ph.D.	59	President and Chief Executive Officer; Director
Seth V. Hetherington, M.D.	51	Vice President, Clinical Development and Chief Medical Officer
Joseph M. Patti, M.S.P.H., Ph.D.	39	Vice President, Preclinical Development and Chief Scientific Officer; Director
Russell H. Plumb	45	Vice President, Finance and Administration and Chief Financial Officer
Robert T. Schweiger	58	Vice President, Business Development
David M. Wonnacott, Ph.D.	57	Vice President, Quality and Regulatory Affairs
Michael A. Henos(1)	54	Chairman of the Board of Directors
M. James Barrett, Ph.D(1)(3)	61	Director
Carl E. Brooks(1)(3)	66	Director
J. Douglas Eplett, M.D(2)	45	Director
Russell M. Medford, M.D., Ph.D(2)	49	Director
Arda M. Minocherhomjee. Ph.D.(1)(2)	50	Director
Marc L. Preminger(2)	54	Director
Louis W. Sullivan, M.D.(3)	70	Director

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

William D. Johnston, Ph.D. has served as our President and Chief Executive Officer and a member of our board of directors since 1997. From 1991 to 1997, Dr. Johnston was Vice President and General Manager of the Gene Therapy Business Unit of Baxter Healthcare Corporation. From 1975 to 1991, Dr. Johnston held various executive positions at Baxter Healthcare Corporation, including Vice President of Applied Sciences, which was the central research and development unit of Baxter. Dr. Johnston currently serves as a director of ACTx, a privately held medical device company. Dr. Johnston is also a member of both the Emerging Companies Section Governing Body of the Biotechnology Industry Organization and its executive committee. Since 1999, Dr. Johnston has served on the board of the Georgia Biomedical Partnership; additionally, he is the vice-chairman for the bioscience council executive committee for the Metro Atlanta Chamber of Commerce, and is an advisory member to the board of directors for the Georgia Department of Economic Development. Dr. Johnston received both a B.S. in Chemistry and a Ph.D. in Chemistry from Brigham Young University.

Seth V. Hetherington, M.D. has served as our Vice President, Clinical Development and Chief Medical Officer since June 2002. From 1998 to June 2002, Dr. Hetherington directed clinical programs in infectious diseases at GlaxoSmithKline. From 1984 to 2001, he held clinical appointments at various institutions, including the University of North Carolina, University of Tennessee, St. Jude Children’s Research Hospital in Memphis and Albany Medical College. Dr. Hetherington received a B.S. from Yale University and a M.D. from the University of North Carolina in Chapel Hill. Dr. Hetherington is board certified in pediatrics and infectious diseases.

Joseph M. Patti, M.S.P.H., Ph.D. is a co-founder of Inhibitex, Inc. and has served as our Vice President, Preclinical Development and Chief Scientific Officer since April 1998 and as a member of our board of directors since July 1997. From 1994 to 1998, Dr. Patti was an assistant professor at Texas A&M’s

Institute of Biosciences and Technology. From 1996 to 1998, he served on the faculty at the University of Texas Health Science Center Graduate School of Biomedical Sciences. He currently holds an adjunct faculty position in the biology department at Georgia State University. Dr. Patti received a B.S. in Microbiology from the University of Pittsburgh, a M.S.P.H. from the University of Miami, School of Medicine and a Ph.D. in Biochemistry from the University of Alabama at Birmingham.

Russell H. Plumb has served as our Vice President, Finance and Administration and Chief Financial Officer since August 2000. From December 1999 to July 2000, Mr. Plumb served as Chief Financial Officer of Emory Vision, a healthcare company. From 1994 to November 1999, he served as Chief Financial Officer and Vice President, Finance of Serologicals Corporation, a publicly-held biopharmaceutical company. Mr. Plumb received both a B. Comm. and a M.B.A. from the University of Toronto. Mr. Plumb has received designations as a certified public accountant in Michigan and Georgia.

Robert T. Schweiger has served as our Vice President, Business Development since May 2001. From March 1999 to April 2001, Mr. Schweiger was Vice President, Business Development and Planning at UCB Pharma, a Belgian multinational pharmaceutical company. From August 1998 to February 1999, he was a consultant to various multinational pharmaceutical companies. Prior to that, Mr. Schweiger held various executive level positions with several large pharmaceutical companies, including 18 years with SmithKline Pharmaceuticals. Mr. Schweiger received a B.S. in Finance from Rider College and a M.B.A. from St. John’s University Graduate School of Business.

David M. Wonnacott, Ph.D. has served as our Vice President, Quality and Regulatory Affairs since May 2002. From May 2000 to March 2002, Mr. Wonnacott served as the Vice President of Regulatory Affairs at Aviron, Inc., a biopharmaceutical company. From 1988 to February 2000, he held several senior regulatory positions at Merck & Co. Inc. Prior to that, he held a quality operations position at Eastman Pharmaceutical, a division of Eastman Kodak. Dr. Wonnacott received a B.S. in Chemistry from Brigham Young University and a Ph.D. in Biochemistry from Utah State University.

Michael A. Henos has served as a member of our board of directors since July 1997 and as chairman of our board of directors since April 2001. Mr. Henos also served as chairman of our board of directors from July 1997 to January 2000. Since 1991, Mr. Henos has served as Managing General Partner of Alliance Technology Ventures, L.P., a venture capital firm. From 1991 to 2001, Mr. Henos served as a General Partner of Aspen Ventures, a venture capital partnership. He currently serves as chairman of the board of directors of AtheroGenics, Inc., a publicly-held biopharmaceutical company. He is also a member of the board of directors of several privately-held biotechnology companies: Neuronyx, Inc., Genoptix, Inc., GlycoMimetics, Inc., Sensys Medical, Inc.; as well as ValuBond, Inc., a company providing services to the brokerage industry. Mr. Henos received a B.S. in Economics and a M.B.A. in Finance from the University of California, Los Angeles.

M. James Barrett, Ph.D. has served as a member of our board of directors since February 2002. Since August 2001, Dr. Barrett has served as a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership, a venture capital fund. From January 1997 to August 2001, he served as Chairman and Chief Executive Officer of Sensors for Medicine and Science, Inc., a medical device company, which he founded in 1997 and continues to serve as the chairman of its board of directors. Dr. Barrett also serves on the boards of directors of two publicly-held biopharmaceutical companies: MedImmune, Inc. and Pharmion, Inc., as well as GlycoMimetics, Inc., Iomai Corporation, Peptimmune Inc., Nucleonics Inc., Eximias Pharmaceutical Corporation and Targacept, Inc., which are privately-held life science companies. Dr. Barrett received a B.S. in Chemistry from Boston College, a Ph.D. in Biochemistry from the University of Tennessee and a M.B.A. from the University of Santa Clara.

Carl E. Brooks has served as a member of our board of directors since May 1999 and served as chairman from January 2000 to April 2001. Mr. Brooks is president of Brooks & Associates, a consulting firm for the biopharmaceutical and blood banking industries, which he founded in 1996. He previously served as the president of the Hyland division of Baxter Healthcare Corporation. He also serves as chairman of the board of directors of Bluebird Bioscience, Inc., a generic pharmaceuticals company and on the board of directors of Quantumcor, Inc., a cardiovascular device company, both of which are privately-held. Mr. Brooks received a B.S. in Chemical Engineering from the Ohio State University.

J. Douglas Eplett, M.D. has served as a member of our board of directors since February 2002. Since September 2000, Dr. Eplett has served as a general partner of Essex Woodlands Health Ventures, a venture capital firm. From July 2000 to August 2000, he worked as a private consultant. From May 1999 to June 2000, he served as a general partner of Pacific Horizon Ventures, LLC, a venture capital firm. From August 1998 to March 1999, he served as a consultant for Vanguard Venture Partners, a venture capital firm. Dr. Eplett serves on the boards of directors of Thermage, Inc., Walnut Technologies, Inc. and St. Francis Medical Technologies, Inc., which are privately-held medical device companies. He received a B.A. from the University of Vermont, a M.D. from Tufts University and a M.B.A. from Stanford University.

Russell M. Medford, M.D., Ph.D. has served as a member of our board of directors since July 1997. Since 1995, Dr. Medford has served as the President and Chief Executive Officer of AtheroGenics, Inc., a publicly-held biopharmaceutical company, and currently serves as a member of its board of directors. He also serves on the board of directors of SELSA (Southeastern Life Sciences Association), on the Biotechnology Industry Organization’s Emerging Companies Section Governing Body, the Biosciences Executive Committee for the Metro Atlanta Chamber of Commerce and is vice chairman of the board of directors of the Georgia Biomedical Partnership. He received a B.A. from Cornell University, and a M.D. and a Ph.D. in Molecular and Cell Biology from the Albert Einstein College of Medicine. Dr. Medford completed his residency in internal medicine at the Beth Israel Hospital, Boston, Massachusetts, and his fellowship in cardiology at the Brigham and Women’s Hospital, Boston, Massachusetts, and Harvard Medical School, where he also served on the faculty of medicine.

Arda M. Minocherhomjee, Ph.D. has served as a member of our board of directors since June 2000. Dr. Minocherhomjee joined William Blair & Co. as a senior healthcare analyst in 1992, since 1998 has served as a managing director of William Blair Capital Partners, LLC, a venture capital firm and is currently a principal of William Blair & Co. He also serves on the board of directors of several privately-held companies: CryoCor, Inc., Cypress Medical Products, LP and NuVasive Inc., which are medical device companies, and Point Biomedical Corporation, Zycos Inc., Favrille, Inc. and Targagen, Inc., which are pharmaceutical companies. He received a M.Sc. in Pharmacology from the University of Toronto and a Ph.D. and a M.B.A. from the University of British Columbia. Dr. Minocherhomjee has indicated that he intends to resign from our board of directors shortly after the closing of this offering.

Marc L. Preminger has served as a member of our board of directors since August 2003. From 1977 to September 2002, Mr. Preminger served in various capacities with CIGNA Healthcare, a healthcare insurance company, the most recent of which was as its Senior Vice President and Chief Financial Officer. He has been retired since September 2002. He also serves on the board of directors of Gifts of Love, a not-for-profit social services agency. Mr. Preminger received a B.S. in Economics from Lafayette College and a Masters of Actuarial Science from Georgia State University.

Louis W. Sullivan, M.D. has served as a member of our board of directors since August 2003. Dr. Sullivan is the founding Dean, Director and President Emeritus of the Morehouse School of Medicine. From 1993 until his retirement in June 2002 and from 1981 to 1989, Dr. Sullivan served as President of Morehouse School of Medicine. From 1989 to 1993, he served as Secretary, United States Department of Health and Human Services. Dr. Sullivan serves on the boards of directors of 3M Corporation, Bristol-Myers Squibb Company, CIGNA Corporation, Equifax, Inc., Georgia-Pacific Corporation, Henry Schein and United Therapeutics Corporation. He received a B.S. from Morehouse College and a M.D. from Boston University.

Composition of Our Board of Directors

Several of our current directors were selected as directors under voting agreements and provisions of our certificate of incorporation that will automatically terminate upon the closing of this offering. Immediately after the completion of this offering based upon our amended and restated certificate of incorporation, our board of directors will be divided into three classes, each of whose members will serve for a staggered term. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

•	Our Class I directors will be Arda M. Minocherhomjee, J. Douglas Eplett and Russell M. Medford.

•	Our Class II directors will be Louis W. Sullivan, Carl E. Brooks and Joseph M. Patti.

•	Our Class III directors will be William D. Johnston, Michael A. Henos, Marc L. Preminger and M. James Barrett.

Our amended and restated certificate of incorporation and by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Compensation

Following the closing of this offering, our directors who are not employees will receive an annual retainer of $10,000 and an additional $2,000 for serving on a committee of our board of directors. In addition to the foregoing $10,000 retainer, our chairman of the board, chairman of our audit committee, chairman of our compensation committee and chairman of our nominating and corporate governance committee will receive additional annual retainers of $20,000, $7,500, $5,000 and $5,000, respectively. Our non-employee directors are also eligible to participate in the 2004 Stock Incentive Plan, pursuant to which upon their election to our board, they will be entitled to an initial option grant to purchase 20,000 shares of common stock, as well as annual option grants to purchase 6,000 shares of common stock; provided that our chairman of the board is entitled to an annual option grant to purchase 18,000 shares of common stock. See the “Management—Employee Benefit Plans—2004 Stock Incentive Plan” section for a further description of our 2004 Stock Incentive Plan. All of our non-employee directors are reimbursed for out-of-pocket expenses incurred in attending board and committee meetings.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. Among other things, our audit committee monitors the qualifications, independence and performance of the independent auditors; determines the engagement and compensation of the independent auditors;

approves the retention of the independent auditors to perform any proposed and permissible non-audit services; reviews our financial statements; reviews our critical accounting estimates; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. Our audit committee also reviews the effectiveness of internal controls and the adequacy of our disclosure controls. In addition, our audit committee maintains procedures for the receipt of complaints and employee submissions of concerns regarding accounting or auditing matters. Effective upon the closing of this offering, the members of our audit committee will be Mr. Preminger, chairman, and Drs. Eplett and Medford. Mr. Preminger is our audit committee financial expert under the SEC rule implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the standards for independence under the current applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. Although Dr. Medford is not independent (as such term is defined under the rules of the Nasdaq National Market) due to the relationship between AtheroGenics, Inc., of which Dr. Medford is president and chief executive officer, as is described under “Certain Relationships and Related Party Transactions-Other Related Party Transactions,” our board of directors has determined, because of Dr. Medford’s experience as president and chief executive officer of a publicly-traded biopharmaceutical company and his familiarity with us and our business as one of our longest-standing board members, that his membership on the audit committee is in our best interests and the best interests of our stockholders, and is therefore permitted under the rules of the Nasdaq National Market. We intend that the functioning of our audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations.

Compensation Committee. Our compensation committee establishes, amends, reviews and approves our compensation and benefit plans with respect to our officers and employees, including reviewing the performance of and determining individual elements of total compensation of the Chief Executive Officer and other executive officers. The compensation committee also determines annual retainer, meeting fees, stock awards and other compensation for members of the board of directors and administers the issuance of stock options and other awards under our equity incentive plans. The current members of our compensation committee are Dr. Minocherhomjee, chairman, Messrs. Henos and Brooks and Dr. Barrett. We believe that the composition of our compensation committee meets the standards for independence under the current applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend that the functioning of our compensation committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations.

Nominating and Corporate Governance Committee. Our recently formed nominating and corporate governance committee intends to develop and recommend to the board of directors a set of corporate governance principles and procedures applicable to the Company, identify individuals qualified to become board members, determine the director nominees for each annual meeting of the Company’s stockholders and ensure that the audit, compensation and nominating and corporate governance committees of the board of directors shall have the benefit of qualified and experienced independent directors. The current members of our nominating and corporate governance committee are Dr. Sullivan, chairman, and Dr. Barrett and Mr. Brooks. We believe that the composition of our nominating and corporate governance committee meets the standards for independence under the current applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend that the functioning of our nominating and corporate governance committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee. None of the members of our compensation committee has ever been our employee.

We lease office and laboratory facilities in Alpharetta, Georgia from AtheroGenics, Inc. Michael A. Henos, a member of our compensation committee, is the chairman of the board of directors of AtheroGenics, Inc. This lease will expire on December 31, 2005. Current monthly lease payments to AtheroGenics pursuant to this lease are approximately $16,300. In addition to these lease payments, we are also currently paying AtheroGenics, Inc. $3,799 per month pursuant to a 7% promissory note in connection with certain leasehold improvements at our leased facility. As of March 31, 2004, the outstanding balance of the note was $74,882. The note expires in December 2005. See “Certain Relationships and Related Party Transactions—Stock Issuances” for information regarding shares of our preferred stock issued to entities affiliated with Alliance Technology Ventures, whose managing partner is Michael A. Henos.

Clinical and Scientific Advisory Board

We have a Clinical and Scientific Advisory Board, the members of which include recognized scientific experts and opinion leaders in the field of infectious diseases. This board meets to assess our research and development programs, the design and implementation of our clinical programs, our patent and publication strategies, market opportunities, new technologies relevant to our research and development programs and specific scientific and technical issues relevant to our business.

The current members of our Clinical and Scientific Advisory Board are:

Name	Position	Institutional Affiliations

Magnus Höök, Ph.D.	Regents Professor, Director for Center of Extracellular Matrix Biology; co-founder of Inhibitex, Inc.	Texas A&M University System Health Science Center, Houston, TX

Arnold Bayer, M.D.	Associate Program Director Infectious Diseases and Professor of Medicine	UCLA School of Medicine, Torrance, CA

G. Ralph Corey, M.D.	Professor, Infectious Diseases and Program Director, Internal Medicine Residency Training Program	Duke University Medical Center, Durham, NC

Charles A. Dinarello, M.D.	Professor of Medicine	University of Colorado School of Medicine, Denver, CO

Timothy Foster, Ph.D.	Professor of Molecular Microbiology	Trinity College, Dublin, Ireland

Vance G. Fowler, Jr., M.D., M.H.S	Associate Professor, Division of Infectious Diseases, Department of Internal Medicine	Duke University Medical Center, Durham, NC

Norman Klinman, M.D., Ph.D.	Professor of Medicine	Scripps Research Institute, La Jolla, CA

Joseph M. Patti, M.S.P.H. Ph.D.	Vice President, Preclinical Development, Chief Scientific Officer and co-founder of Inhibitex, Inc.

Executive Compensation

The following table sets forth the total compensation paid to or earned by our chief executive officer and each of our four other most highly compensated executive officers for the fiscal year ended December 31, 2003, who were serving as executive officers on December 31, 2003 and whose total annual cash compensation exceeded $100,000 for the year ended December 31, 2003. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation(1)		(Shares
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options)	Compensation(2)

William D. Johnston, Ph.D.	$315,000	$50,700	75,630	$18,719
President and Chief Executive Officer; Director

Seth V. Hetherington, M.D.	306,000	35,100	11,555	12,431
Vice President, Clinical Development and Chief Medical Officer

Joseph M. Patti, M.S.P.H., Ph.D.	210,000	31,200	42,017	8,755
Vice President, Preclinical Development and Chief Scientific Officer; Director

Russell H. Plumb	210,000	31,200	14,706	7,727
Vice President, Finance and Administration and Chief Financial Officer

David M. Wonnacott, Ph.D.	216,000	24,960	18,908	8,602
Vice President, Quality and Regulatory Affairs

(1)	We have omitted perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the executive officer’s annual salary and bonus disclosed in this table. We have also omitted information regarding group life and health insurance benefits that do not discriminate in favor of our directors or executive officers and are generally available to all salaried employees.
(2)	The amounts on the table under “All Other Compensation” represent supplemental insurance and 401(k) matching contributions.

Stock Option Grants in 2003. The following table sets forth information concerning stock option grants made to each of the named executive officers during the fiscal year ended December 31, 2003. The potential realizable value is calculated based on the term of the option at the time of its grant, which is six years. Potential realizable values are net of exercise price, but before taxes associated with the exercise. This value is based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration date. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the price of our common stock on the date on which the options are ultimately exercised. All of the option grants vest annually over four years.

					Potential Realizable
					Value at Assumed
					Annual Rates of
					Stock Price
		Percent of Total			Appreciation for
	Number of Securities	Options Granted			Option Term
	Underlying Options	to Employees in	Exercise Price	Expiration
Name	Granted	Fiscal Year	Per Share	Date	5%	10%

William D. Johnston	75,630	31.7%	$1.90	4/17/2009	$48,974	$111,105
Seth V. Hetherington	11,555	4.8%	1.90	4/17/2009	7,482	16,974
Joseph M. Patti	42,017	17.6%	1.90	4/17/2009	27,208	61,725
Russell H. Plumb	14,706	6.2%	1.90	4/17/2009	9,523	21,604
David M. Wonnacott	18,908	7.9%	1.90	4/17/2009	12,243	27,776

Fiscal Year-End Option Values. The following table sets forth certain information regarding the number and value of unexercised options held by each of the named executive officers as of December 31, 2003. There were no options exercised by named executive officers in 2003. There was no public market for our common stock as of December 31, 2003. Accordingly, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at Year End” are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $11.00 per share (the mid-point of our estimated initial public offering price range), and the per share option exercise price.

	Number of Shares of Common		Value of Unexercised
	Stock Underlying Unexercised		In-the-Money
	Options at Year End		Options at Year End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

William D. Johnston	107,143	239,496	$1,070,384	$2,223,266
Seth V. Hetherington	18,908	68,277	171,983	621,050
Joseph M. Patti	77,606	121,849	795,920	1,133,061
Russell H. Plumb	48,319	65,126	484,575	611,699
David M. Wonnacott	14,706	63,025	133,765	401,294

Employment Agreements

William D. Johnston. Effective on February 20, 2004, we entered into an employment agreement with William D. Johnston, our chief executive officer and president. The agreement has an initial term of one year and will automatically renew on its anniversary date for an additional one-year term unless employment is terminated in accordance with the agreement. The agreement provides for an annual base salary of $327,700, subject to annual increases as approved by our compensation committee, and health and insurance benefits. Dr. Johnston is eligible for bonus and incentive (including stock option and other equity-based) compensation plans as established by our compensation committee, with a target bonus of up to 50% of base salary.

Under the agreement, we or Dr. Johnston may terminate his employment at any time. If we terminate Dr. Johnston without cause, or he resigns for good reason, he will be entitled, subject to execution of a release of Inhibitex, to receive severance payments representing 12 months of salary and health and insurance benefits. In addition, if within one year after a change in control of Inhibitex (or in contemplation of a change in control that is reasonably likely to occur), Dr. Johnston is involuntarily terminated for any reason other than for cause, or resigns for good reason, he will be entitled, subject to execution of a release of Inhibitex, to receive severance payments totaling 24 months of salary and health and insurance benefits. In addition, vesting of options to purchase shares of our common stock held by Dr. Johnston would accelerate upon a change in control.

While employed by us and for a period equal to the greater of one year or the severance period, Dr. Johnston shall not directly or indirectly in the United States (i) render substantially similar services to any person or entity which competes with us; (ii) solicit for employment any person who was employed by us; or (iii) call on or solicit any of our customers or a potential customer with which we were in negotiations.

Executive Officer Employment Agreements. On December 11, 2002, we entered into employment agreements with each of our other named executive officers: Dr. Hetherington, Dr. Patti, Mr. Plumb and Dr. Wonnacott. All of these agreements were amended and restated as of February 20, 2004. Each of the employment agreements has an initial term of one year and will automatically renew on its anniversary date for an additional one-year term unless employment is terminated in accordance with the agreement.

Each employment agreement provides for annual base salary, subject to annual increases as approved by our compensation committee, and health and insurance benefits. The 2004 annual base salary for Dr. Hetherington, Dr. Patti, Mr. Plumb and Dr. Wonnacott is $317,600, $218,500, $218,500, and $224,000, respectively. Each employment agreement also provides that these named officers are eligible for bonus and incentive compensation plans, including stock options and other equity-based compensation as established by our compensation committee, with a target bonus of up to 30% of base salary. In Dr. Hetherington’s case, his employment agreement also provides for a monthly automobile allowance of $600 per month and a monthly housing allowance of $1,970 per month.

Under these agreements, we, or any of these named officers, may terminate his employment at any time. If we terminate one of these named executive officers without cause, or he resigns for good reason, such officer will be entitled, subject to execution of a release of Inhibitex, to receive severance payments representing 12 months of salary and health and insurance benefits. In addition, if within one year after a change in control of Inhibitex (or in contemplation of a change in control that is reasonably likely to occur), one of these named executive officers is involuntarily terminated for any reason other than for cause, or resigns for good reason, such executive officer will be entitled, subject to execution of a release of Inhibitex, to receive severance payments totaling 18 months of salary and health and insurance benefits. In addition, vesting of options to purchase shares of our common stock held by such named executive officers would accelerate upon a change in control.

While employed by us and for a period equal to the greater of one year or the severance period, an executive officer shall not directly or indirectly in the United States (i) render substantially similar services to any person or entity which competes with us; (ii) solicit for employment any person who was employed by us; or (iii) call on or solicit any of our customers or a potential customer with which we were in negotiations.

Employee Benefit Plans

2004 Stock Incentive Plan

We adopted and our stockholders approved the 2002 Stock Incentive Plan in February 2002. We amended, restated and renamed it as the 2004 Stock Incentive Plan, or the Stock Incentive Plan, and our stockholders approved it as of February 20, 2004. The Stock Incentive Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, deferred stock units, restricted stock awards, dividend rights, stock appreciation rights, cash payments and other forms of stock-based compensation, which may be granted to employees, directors, contractors and consultants. The Stock Incentive Plan will terminate upon the earlier of its termination by the compensation committee or on December 31, 2013.

Shares Reserved. As of March 31, 2004, 1,482,695 shares of common stock were reserved for issuance under the Stock Incentive Plan. Of this amount, 1,428,572 shares of common stock were added to the number of reserved shares in February 2004.

In addition, shares subject to stock awards granted under our Amended and Restated 1998 Equity Ownership Plan and our 2002 Non-Employee Directors Plan, as described later in this section, that expire, are forfeited or otherwise terminate without being exercised, will be available for re-issuance under the Stock Incentive Plan. As of March 31, 2004, outstanding stock options with respect to a total of 982,930 shares of our common stock were held by participants under the Stock Incentive Plan. Substantially all of these outstanding stock options are intended to be ISOs.

When a stock award expires, is settled in cash or is terminated before it is exercised or shares are not issued or are withheld upon the exercise of a stock award, the shares not acquired, not issued or withheld pursuant to the stock awards shall again become available for issuance under the Stock Incentive Plan. Similarly, any shares tendered to pay an exercise price or withheld in satisfaction of tax obligations shall again become available for issuance under the Stock Incentive Plan.

Administration and Exercise Price. Our compensation committee administers the Stock Incentive Plan. The compensation committee may delegate authority to perform certain functions under the Stock Incentive Plan to our executive officers. Subject to the terms of the Stock Incentive Plan, the compensation committee determines recipients, the numbers and types of equity awards to be granted, any applicable performance goals and the terms and conditions of the equity awards. The compensation committee determines the exercise price of option grants, the purchase price for rights to purchase restricted stock and the strike price for stock appreciation rights. Pursuant to the terms of the Stock Incentive Plan, each person who is elected for the first time to be a non-employee director will be granted an option to purchase 20,000 shares of common stock. Subsequently, each non-employee director will be granted an option to purchase 6,000 shares of common stock on February 1 of each year (18,000 shares in the case of our Chairman of the Board), provided, however, that each non-employee director who has been a non-employee director for less than 12 months at February 1 will receive an annual grant that has been pro-rated from the date of commencement of service as a non-employee director.

Vesting and Term. Stock awards granted under the Stock Incentive Plan to employees to date generally vest annually over four years. Annual stock awards under the Stock Incentive Plan to directors following the completion of this offering will vest in their entirety on the first anniversary of the date of grant and initial grants to directors upon joining our board will vest over three years after the date of grant at the rate of 33% for each completed year of service. The vesting and term of each stock award are set by the compensation committee, provided that no term can exceed ten years from the date of grant.

Transferability. Subject to certain exceptions, each of the awards under the Stock Incentive Plan may not be transferred other than by will or by the laws of descent and distribution. However, a participant may designate a beneficiary who may exercise the rights under the stock-based award following the participant’s death. The compensation committee, in its discretion, may provide for the transfer of stock awards granted under the Stock Incentive Plan to certain trusts and partnerships for the benefit of or held by immediate family members of the participant.

Effect of a Change in Control. Upon a change in control, as defined in the Stock Incentive Plan, under certain circumstances, vesting of options is subject to acceleration pursuant to a formula based upon the employee’s length of service so that, with respect to an employee who has been employed by us for two years, all such options would vest.

Termination of Service. An non-employee director whose service as a director ceases for any reason other than removal of such non-employee director for cause may exercise vested options for 12 months. In the case of removal for cause, the options shall terminate immediately upon such removal.

2002 Non-Employee Directors Stock Option Plan

We adopted our 2002 Non-Employee Directors Stock Option Plan, or Director Plan, in February 2002. Upon our adoption of the 2004 Stock Incentive Plan in February 2004, no further options were authorized to be granted under or from the Director Plan. All options outstanding under the Director Plan will remain in full force and effect until they expire or are exercised. As of March 31, 2004, outstanding stock options to purchase a total of 66,804 shares of our common stock were held by participants under the Director Plan.

Administration and Exercise Price. Our compensation committee administers the Director Plan.

Vesting and Term. Awards granted under the Director Plan to date generally vest over three years after the date of grant at the rate of 33% for each completed year of service. Options granted under the Director Plan may be exercised, once vested, up to ten years from the date of grant.

Transferability. Awards granted under the Director Plan are generally not transferable, other than by will or by the laws of descent and distribution, and are exercisable during the life of the non-employee director only by the non-employee director or his or her guardian or legal representative. The compensation committee, in its discretion, may provide for the transfer of awards granted under the Director Plan to certain trusts and partnerships for the benefit of or held by immediate family members of the non-employee director.

Termination of Service. A non-employee director whose service as a director ceases for any reason other than removal of such non-employee director for cause may exercise vested options for 12 months. In the case of removal for cause, the options shall terminate immediately upon such removal.

Amended and Restated 1998 Equity Ownership Plan

In May 1998 our board of directors adopted our 1998 Equity Ownership Plan, or the 1998 Plan, which was amended and restated several times to increase the number of reserved shares, the last of which occurred in December 2000. Upon the adoption of the 2002 Stock Incentive Plan in February 2002, no further options were authorized to be granted under or from the 1998 Plan. All options outstanding under the 1998 Plan will remain in full force and effect until they expire or are exercised. As of March 31, 2004, options to purchase 327,120 shares of our common stock were outstanding under our 1998 Plan. The vast majority of the options granted under the 1998 Plan are intended to be ISOs.

Administration. Our compensation committee administers the 1998 Plan, and may delegate authority to perform certain functions under the 1998 Plan to our executive officers.

Vesting and Term. Options granted under the 1998 Plan generally vest over four years and terminate on the tenth anniversary of the date of grant.

Transferability. Unless otherwise provided in the 1998 Plan or in the individual stock option agreement, options granted under the 1998 Plan may not be transferred.

2004 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved as of February 20, 2004, our 2004 Employee Stock Purchase Plan, or the Purchase Plan, which will become effective after the closing of this offering. The purpose of the Purchase Plan is to provide an opportunity for our employees to purchase a proprietary interest in us.

Administration. The Purchase Plan is administered by a committee appointed by the board of directors for such purpose. The board of directors has appointed our compensation committee to administer the Purchase Plan.

Shares Reserved. A total of 210,084 shares of common stock are authorized for issuance under the Purchase Plan.

Eligibility. Employees who are customarily employed for more than 20 hours per week and for more than five months in any calendar year and have been so employed for a six-month period are eligible to participate in the Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of all classes of our stock immediately after the grant may not participate in the purchase plan.

Purchase Periods. The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for quarterly purchase periods, except that the first such purchase period will commence on October 1, 2004 and will end on December 31, 2004.

Payroll Deduction; Purchase Limitations. The Purchase Plan permits participants to purchase common stock through payroll deductions of up to 25% of their eligible base salary. For any calendar year, a participant may not be granted rights to purchase shares to the extent the fair market value of such shares exceeds $25,000.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each quarterly purchase period. The purchase price per share is 85% of the lower of the fair market value of our common stock at the beginning of a purchase period or at the end of a purchase period. An employee’s participation ends automatically upon termination of employment with us.

Nontransferability. A participant may not transfer rights to purchase our common stock under the Purchase Plan other than by will or the laws of descent and distribution.

Effect of a Change of Control. In the event of a change of control, no further shares shall be available under the Purchase Plan, but all payroll deductions scheduled for collection in that purchase period will be immediately applied to purchase whole shares of our common stock.

Additional Provisions. Our board of directors has the authority to amend or terminate the Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan and the board of directors may not increase the number of shares available under the Purchase Plan, or amend the requirements as to the eligible class of employees, without stockholder approval.

401(k) Plan

We sponsor a 401(k) plan for the benefit of our employees that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. Eligible employees may make pre-tax contributions to the 401(k) plan subject to the statutorily prescribed annual limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. The 401(k) plan permits us to make discretionary matching and profit-sharing contributions. During 2003 we matched 50% of an employee’s contributions, up to a maximum of 6% of that employee’s annual base compensation.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, as it will be in effect upon closing of this offering, contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving a breach of their duty of loyalty to our company or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit.

These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions also will not alter a director’s liability under federal securities laws. Our amended and restated certificate of incorporation and amended and restated by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as officers and directors.

We have entered into separate, but identical, indemnity agreements with each of our directors and executive officers and we expect to enter into similar indemnity agreements with persons who become directors or executive officers in the future. These indemnity agreements provide that we will indemnify our directors or executive officers, or the indemnitees, against any amounts that he or she becomes legally obligated to pay in connection with any claim against him or her based upon any act, omission, neglect or breach of duty that he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of Inhibitex; provided that such claim: (i) is not based upon the indemnitee’s gaining any personal profit or advantage to which he or she is not legally entitled; (ii) is not for an accounting of profits made from the purchase or sale by the indemnitee of our securities within the meaning of Section 16(b) of the Exchange Act or similar provisions of any state law; and (iii) is not based upon the indemnitee’s knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that all costs and expenses incurred by the indemnitee in defending or investigating any such claim shall be paid by us in advance of the final disposition thereof unless a majority of our directors who are not parties to the action, independent legal counsel in a written opinion, our stockholders or a court of competent jurisdiction in a final, unappealable adjudication determine that: (i) the indemnitee did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests or (ii) in the case of any criminal action or proceeding, the indemnitee had reasonable cause to believe his or her conduct was unlawful. Each indemnitee has undertaken to repay us for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final, nonappealable adjudication that he or she is not entitled to indemnification under the indemnity agreements.

In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

RELATED PARTY TRANSACTIONS

Other than employment agreements and other arrangements that are described in “Management” and the transactions described below, since January 1, 2001, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party where the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that any and all future transactions between us and our executive officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Stock Issuances

The following is a summary of the participation of persons and entities who are our directors, executive officers or holders of 5% or more of any class of our capital stock in our preferred and common stock and warrant transactions since January 1, 2001. Each share of Series D and Series E preferred stock is convertible into approximately 0.42 shares of our common stock based upon the 1-for-2.38 reverse stock split that will become effective prior to the closing of this offering.

Issuance of Series D Preferred Stock

In February, March and April 2002, we issued an aggregate of 11,420,794 shares of our Series D preferred stock at a price per share of $3.94 for a total purchase price of $44,997,928. We also issued warrants to purchase an aggregate of 2,855,200 shares of Series D preferred stock at an exercise price of $5.91 per share in connection with our Series D financing. The following table sets forth the number of shares of Series D preferred stock and related warrants sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series D	Number of Shares	Aggregate
Name(1)	Preferred Stock	Underlying Warrants	Purchase Price

New Enterprise Associates 10, Limited Partnership(2)	5,070,305	1,267,576	$19,977,002

Essex Woodlands Health Ventures V, L.P.(3)	1,776,650	444,163	7,000,001

Alliance Technology Ventures III, L.P. and affiliated entities(4)	1,560,387	390,098	6,147,925

Capital Technologies CDPQ Inc.	1,269,035	317,259	4,999,998

William Blair Capital Partners VI, L.P.(5)	913,707	228,427	3,600,006

Burrill Biotechnology Capital Fund, LP	761,421	190,355	2,999,999

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers and their affiliated entities.
(2)	Dr. M. James Barrett, a member of our board of directors, is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership.
(3)	Dr. J. Douglas Eplett, a member of our board of directors, is a general partner of Essex Woodlands Health Ventures V, L.P.
(4)	Michael A. Henos, the chairman of our board of directors, is the general partner or manager of the general partner of each of the entities affiliated with Alliance Technology Ventures III, L.P.
(5)	Dr. Arda M. Minocherhomjee, a member of our board of directors, is a managing director of William Blair Capital Partners VI, L.L.C., the general partner of William Blair Capital Partners VI, L.P.

Issuance of Series E Preferred Stock

On December 19, 2003, we issued an aggregate of 5,087,740 shares of our Series E preferred stock at a price per share of $3.94 for total proceeds of $20,045,696. We also issued warrants to purchase an aggregate of 1,271,930 shares of Series E preferred stock at an exercise price of $5.91 per share in connection with our Series E financing. The following table sets forth the number of shares of Series E preferred stock and related warrants sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series E	Number of Shares	Aggregate
Name(1)	Preferred Stock	Underlying Warrants	Purchase Price

New Enterprise Associates 10, Limited Partnership(2)	2,284,263	571,065	$8,999,996

William Blair Capital Partners VI, L.P.(3)	761,421	190,355	2,999,999

Alliance Technology Ventures III, L.P. and affiliated entities(4)	673,022	168,253	2,651,707

Burrill Biotechnology Capital Fund, LP	507,614	126,903	1,999,999

Essex Woodlands Health Ventures V, L.P.(5)	380,710	95,177	1,499,997

Capital Technologies CDPQ Inc.	380,710	95,177	1,499,997

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers and their affiliated entities
(2)	Dr. M. James Barrett, a member of our board of directors, is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership.
(3)	Dr. Arda M. Minocherhomjee, a member of our board of directors, is a managing director of William Blair Capital Partners VI, L.L.C., the general partner of William Blair Capital Partners VI, L.P.
(4)	Michael A. Henos, the chairman of our board of directors, is the general partner or manager of the general partner of each of the entities affiliated with Alliance Technology Ventures III, L.P.
(5)	Dr. J. Douglas Eplett, a member of our board of directors, is a general partner of Essex Woodlands Health Ventures V, L.P.

Other Stock Issuances

In June 2001, we issued 17,157 shares of our common stock to Carl E. Brooks, a member of our board of directors pursuant to the exercise of stock options at an exercise price of $0.286 per share for a total purchase price of $4,900. In October 2002, we issued an additional 9,104 shares of our common stock to Mr. Brooks pursuant to the exercise of stock options at an exercise price of $0.286 per share for a total purchase price of $2,600 and 656 shares of our common stock at an exercise price per share of $0.678 for a total purchase price of $445.

In January 2004, we issued a total of 38,145 shares of our common stock to Dr. Patti pursuant to the exercise of stock options at exercise prices of $0.238 and $0.286 per share for a total purchase price of $10,000. In February 2004, we issued a total of 36,239 shares of our common stock to Mr. Schweiger pursuant to the exercise of stock options at exercise prices of $0.678 and $1.90 per share for a total purchase price of $43,250. In March 2004, we issued a total of 14,706 shares of our common stock to Dr. Wonnacott pursuant to the exercise of stock options at an exercise price of $1.90 per share for a total purchase price of $28,000.

In connection with the above Series D and Series E preferred stock transactions, we entered into agreements with all of the holders of our convertible preferred stock providing for registration rights with respect to these shares. See the “Description of Capital Stock— Registration Rights” section.

Preferred Stock Dividends

Under the terms of our existing certificate of incorporation, holders of shares of our Series C and Series D preferred stock are entitled to receive a cumulative annual dividend of 8% on their investment. The cumulative dividend accrues daily, whether or not declared. These holders can elect at any time to take these Series C and D dividends in shares of Series C and Series D preferred stock. The tables above exclude all Series C and Series D preferred stock issuable upon the conversion of these accrued dividends. Accrued cumulative dividends as of March 31, 2004 were $4,592,440 and $7,689,869 for Series C and Series D preferred stockholders, respectively, and are convertible into 676,926 and 819,799 shares of common stock, respectively. Upon the completion of this offering and the adoption of our amended and restated certificate of incorporation, all preferred stock will convert into shares of common stock and therefore, dividends on these preferred shares will cease to accrue.

Other Related Party Transactions

We lease office and laboratory facilities in Alpharetta, Georgia from AtheroGenics, Inc. Michael A. Henos, our chairman, and Russell M. Medford, a member of our board of directors, are chairman of the board of directors and the president and chief executive officer, respectively, of AtheroGenics, Inc. This lease will expire on December 31, 2005. Current monthly lease payments to AtheroGenics pursuant to this lease are approximately $16,300. In addition to these lease payments, we are currently paying AtheroGenics, Inc. $3,799 per month pursuant to a 7% promissory note in connection with certain leasehold improvements at our leased facility. As of March 31, 2004, the outstanding balance of the note was $74,882. The note expires in December 2005.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 31, 2004, as adjusted to reflect the sale of common stock being offered in this offering, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The column entitled “Percentage of Shares of Common Stock Beneficially Owned— Before Offering” is based on 12,495,610 shares of common stock outstanding as of March 31, 2004 assuming the conversion of all of our outstanding convertible preferred stock, which includes the conversion of all cumulative preferred stock dividends accrued as of March 31, 2004, into 11,828,432 shares of common stock. The column entitled “Percentage of Shares of Common Stock Beneficially Owned— After Offering” is based on 18,395,610 shares of common stock to be outstanding after this offering after giving effect to the 5,900,000 shares we are selling in this offering, the conversion of all preferred stock and accrued cumulative preferred stock dividends, a 1-for-2.38 reverse stock split, and assuming no further exercises of outstanding option, warrants or the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2004 are included for that person or group, but not the stock options or warrants of any other person or group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of beneficial owners of 5% or more of our common stock is c/o Inhibitex, Inc., 1165 Sanctuary Parkway, Suite 400, Alpharetta, Georgia 30004.

		Percentage of Shares
		of Common Stock
		Beneficially Owned

Beneficial Owner	Shares Held	Before Offering	After Offering

5% or greater stockholders:

New Enterprise Associates 10, Limited Partnership (1)	4,228,301	31.9%	22.1%

Alliance Technology Ventures, L.P. and affiliated entities(2)	2,910,383	22.8	15.6%

William Blair Capital Partners VI, L.P.(3)	2,366,549	18.7	12.7%

Essex Woodlands Health Ventures V, L.P.(4)	1,261,177	9.9	6.8%

Capital Technologies CDPQ Inc.(5)	957,970	7.6	5.2%

Burrill Biotechnology Capital Fund, LP(6)	718,539	5.7	3.9%

Named Executive Officers and Directors:

William D. Johnston, Ph.D.(7)	323,917	2.6	1.7%

Seth V. Hetherington, M.D.(8)	21,796	*	*

Joseph M. Patti, M.S.P.H., Ph.D.(9)	224,229	1.8	1.2%

Russell H. Plumb(10)	66,176	*	*

David M. Wonnacott(11)	34,139	*	*

M. James Barrett, Ph.D.(12)	4,228,301	31.9	22.1%

Carl E. Brooks(13)	43,987	*	*

J. Douglas Eplett, M.D.(14)	1,261,177	9.9	6.8

Michael A. Henos(15)	2,922,541	22.9	15.6

Russell M. Medford, M.D., Ph.D.(16)	21,104	*	*

Arda M. Minocherhomjee, Ph.D.(17)	2,366,549	18.7	12.7

Marc L. Preminger	—	—	—

Louis W. Sullivan	—	—	—

All current executive officers and directors as a group (14 persons)(18)	11,565,125	80.3	57.0

*	Represents beneficial ownership of less than one percent of our common stock.

(1)	Includes 3,455,763 shares (including 365,608 shares issuable upon the conversion of accrued preferred stock dividends) and 772,538 shares issuable under warrants beneficially owned by New Enterprise Associates 10, Limited Partnership. NEA Partners 10, Limited Partnership is the general partner of New Enterprise Associates 10, Limited Partnership. Each of Stewart Alsop, James Barrett, Peter J. Barris, Nancy L. Dorman, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III, as a general partner of NEA Partners 10, Limited Partnership, may be deemed to have shared voting and dispositive power over the shares held by New Enterprise Associates 10, Limited Partnership and disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. New Enterprise Associates 10, Limited Partnership, has indicated an interest in purchasing up to 590,000 of the shares offered by this prospectus at the initial public offering price, but has no legal obligation to do so. If New Enterprise Associates 10,

Limited Partnership purchased all such 590,000 shares, it would beneficially own 25.1% of our common stock after this offering. New Enterprise Associates 10, Limited Partnership is located at 1119 St. Paul Street, Baltimore, Maryland 21202.

(2)	Includes 607,650 shares (including 35,791 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 33,055 shares issuable under warrants beneficially owned by Alliance Technology Ventures, L.P.; 168,341 shares (which includes 9,953 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 9,188 shares issuable under warrants beneficially owned by ATV/ GP Parallel Fund, L.P.; 46,049 shares (which includes 2,712 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,504 shares issuable under warrants beneficially owned by ATV/ MJF Parallel Fund, L.P.; 689,129 shares (which includes 122,903 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 69,317 shares issuable under warrants beneficially owned by Alliance Technology Ventures II, L.P.; 1,089,049 shares (which includes 154,343 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 159,963 shares issuable under warrants beneficially owned by Alliance Technology Ventures III, L.P.; 19,001 shares (which includes 2,418 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,671 shares issuable under warrants beneficially owned by ATV II Affiliates Fund, L.P.; and 11,815 shares (which includes 1,213 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,650 shares issuable under warrants beneficially owned by ATV III Affiliates Fund, L.P. Michael A. Henos as a managing general partner of Alliance Technology Ventures, L.P., ATV/GP Parallel Fund, L.P. and ATV/ MJF Parallel Fund, L.P., a manager of Alliance Associates II, L.L.C., the general partner of Alliance Technology Ventures II, L.P. and ATV II Affiliates Fund, L.P. and a manager of ATV III Partners, L.L.C., the general partner of Alliance Technology Ventures III, L.P. and ATV III Affiliates Fund, L.P. may be deemed to have voting and dispositive power over such shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Alliance Technology Ventures is located at 8995 Westside Parkway, Alpharetta, Georgia 30004.

(3)	Includes 2,190,590 shares (including 381,050 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 175,959 shares issuable under warrants beneficially owned by William Blair Capital Partners VI, L.P. William Blair Capital Partners VI, L.L.C. is the general partner of William Blair Capital Partners VI, L.P. Arda Minocherhomjee, as a member of the Board of Managers of William Blair Capital Partners VI, LLC, may be deemed to have voting and dispositive power over the shares held by William Blair Capital Partners VI, L.P. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. William Blair Capital Partners VI, L.P. is located at 227 W. Monroe Street, Suite 3500, Chicago, Illinois 60606.

(4)	Includes 1,034,564 shares (including 128,110 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 226,613 shares issuable under warrants beneficially owned by Essex Woodlands Health Ventures V, L.P. J. Douglas Eplett, James Currie, Martin Sutter and Immanuel Thangeraj may be deemed to have shared voting and dispositive power over the shares held by Essex Woodlands Health Ventures and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Essex Woodlands Health Ventures is located at 190 S. LaSalle Street, Suite 2800, Chicago, Illinois 60603.

(5)	Includes 784,677 shares (including 91,507 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 173,292 shares issuable under warrants beneficially owned by Capital Technologies CDPQ Inc. Dennis Dionne, as senior partner, and Sylvain Gareau, as partner, may be deemed to have shared voting and dispositive power over the shares held by Capital Technologies CDQP Inc. and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Capital Technologies CDPQ Inc. is located at Centre CDP Capital, 1000, place Jean-Paul-Riopelle, Montreal, Quebec H2Z 2B3, Canada.

(6)	Includes 585,237 shares (including 52,029 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 133,302 shares issuable under warrants beneficially owned by Burrill Biotechnology Capital Fund, LP. Burrill & Company (Biotechnology GP), LLC is the general partner of Burrill Biotechnology Capital Fund, LP. G. Steven Burrill, as managing member of Burrill & Company (Biotechnology GP), LLC, may be deemed to have voting and dispositive power over the shares held by Burrill Biotechnology Capital Fund, LP and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Burrill Biotechnology Capital Fund, LP is located at One Embarcadero Center, Suite 2700, San Francisco, California 94111.

(7)	Includes 63,026 shares owned by Susan D. Johnston, 13,446 shares owned by the Ryan D. Johnston Irrevocable Trust, 9,244 shares owned by each of the Kyle D. Johnston Irrevocable Trust, Kimberly D. Sites, Tiffany D. Hansen and Kirk D. Johnston, 4,202 shares owned by Lynn S. Thornock, 3,843 shares owned by Dr. Johnston directly and 199,769 shares issuable upon the exercise of stock options held by Dr. Johnston that are exercisable within 60 days of March 31, 2004 (including currently exercisable options to purchase 5,967 shares granted in February 2004). Dr. Johnston disclaims beneficial ownership of the 31,933 shares collectively owned by Kimberly D. Sites, Tiffany D. Hansen, Kirk D. Johnston and Lynn S. Thornock.

(8)	Represents 21,796 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(9)	Includes 139,600 shares and 84,629 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(10)	Represents 66,176 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(11)	Includes 14,706 shares and 19,433 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(12)	Dr. Barrett is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership, a venture capital fund. In such capacity, he may be deemed to have voting and dispositive power with respect to the 3,445,763 shares (which includes 365,608 shares issuable upon the conversion of accrued preferred stock dividends) and 772,538 shares issuable under warrants beneficially owned by New Enterprise Associates 10, Limited Partnership. New Enterprise Associates 10, Limited Partnership, has indicated an interest in purchasing up to 590,000 of the shares offered by this prospectus at the initial public offering price, but has no obligation to do so. If New Enterprise Associates 10, Limited Partnership purchased all such 590,000 shares, it would beneficially own 25.1% of our common stock after this offering. Dr. Barrett disclaims beneficial ownership of the shares held by New Enterprise Associates 10, Limited Partnership, except to the extent of his proportionate pecuniary interest therein.

(13)	Includes 26,916 shares and 12,869 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(14)	Dr. Eplett is a general partner of Essex Woodlands Health Ventures V, L.P. In such capacity, he may be deemed to share voting and investment power with respect to the 1,034,564 shares (which includes 128,110 shares issuable upon the conversion of accrued preferred stock dividends) and 226,613 shares issuable under warrants beneficially owned by Essex Woodlands Health Ventures V, L.P. Dr. Eplett disclaims beneficial ownership of the shares held by this fund, except to the extent of his proportionate pecuniary interest therein.

(15)	Mr. Henos is a managing general partner of Alliance Technology Ventures, L.P., ATV/ GP Parallel Fund, L.P. and ATV/ MJF Parallel Fund, L.P., a manager of Alliance Associates II, L.L.C., the general partner of Alliance Technology Ventures II, L.P. and ATV II Affiliates Fund, L.P. and a manager of ATV III Partners, L.L.C., the general partner of Alliance Technology Ventures III, L.P. and ATV III Affiliates Fund, L.P. In such capacity, he may be deemed to have voting and dispositive power with respect to the 607,650 shares (which includes 35,791 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 33,055 shares issuable under warrants beneficially owned by Alliance Technology Ventures, L.P.; 168,341 shares (which includes 9,953 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 9,188 shares issuable under warrants beneficially owned by ATV/ GP Parallel Fund, L.P.; 46,049 shares (which includes 2,712 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,504 shares issuable under warrants beneficially owned by ATV/ MJF Parallel Fund, L.P.; 689,129 shares (which includes 122,903 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 69,317 shares issuable under warrants beneficially owned by Alliance Technology Ventures II, L.P.; 1,089,049 shares (which includes 154,343 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 159,963 shares issuable under warrants beneficially owned by Alliance Technology Ventures III, L.P.; 19,001 shares (which includes 2,418 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,671 shares issuable under warrants beneficially owned by ATV II Affiliates Fund, L.P.; and 11,815 shares (which includes 1,213 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 2,650 shares issuable under warrants beneficially owned by ATV III Affiliates Fund, L.P. Mr. Henos disclaims beneficial ownership of the shares held by this fund, except to the extent of his proportionate pecuniary interest therein. Mr. Henos also personally holds 12,158 shares of our common stock.

(16)	Represents 21,104 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2004.

(17)	Dr. Minocherhomjee is a managing director of William Blair Capital Partners VI, L.L.C., the general partner of William Blair Capital Partners VI, L.P. In such capacity, he may be deemed to have voting and dispositive power with respect to the 2,190,590 shares (which includes 381,050 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and 175,959 shares issuable under warrants beneficially owned by William Blair Capital Partners VI, L.P. Dr. Minocherhomjee disclaims beneficial ownership of the shares held by this fund, except to the extent of his proportionate pecuniary interest therein.

(18)	Includes 8,461,616 shares (including 1,204,102 shares issuable upon the conversion of accrued cumulative preferred stock dividends) and an aggregate of 1,899,406 shares issuable upon the exercise of stock options and warrants; also includes the shares and warrants described in Notes (1) through (4) above.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and by-laws is a summary of all of the material terms and provisions of such instruments and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the amended and restated certificate of incorporation.

Upon the completion of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. All of these shares of preferred stock will be undesignated.

Common Stock

As of March 31, 2004, there were 12,495,610 shares of our common stock outstanding held by 56 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock, which includes the conversion of cumulative preferred stock dividends accrued as of March 31, 2004 into common stock, into 11,828,432 shares of common stock. In addition, as of March 31, 2004, 1,376,854 shares of our common stock were subject to outstanding options and 1,838,118 shares of our common stock were subject to warrants that will remain outstanding after the completion of this offering.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to proportionately receive our net assets available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of the outstanding shares of our preferred stock (including all accrued cumulative preferred stock dividends), will automatically convert on a one for one basis into shares of our common stock.

After the closing of this offering, we will be authorized, without further vote or action by the stockholders, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and pre-emptive rights.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We cannot determine the actual impact or effect of the issuance of any of this preferred stock upon the rights of the holders of our common stock until the board issues or determines the specific rights of this preferred stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock after the offering.

Warrants

As of March 31, 2004, we have outstanding warrants to purchase 1,838,118 shares of common stock at exercise prices ranging from $0.286 to $14.07 per share with a weighted average exercise price of $13.47 per share. These warrants expire on dates ranging from July 2004 to December 2013. All of these warrants include a cashless exercise feature, and the holders are entitled to customary anti-dilution protection including adjustments to the number of shares of common stock issuable upon exercise of the warrants in the event of a subdivision or combination of our common stock or the payment of a stock dividend on our common stock.

Options

As of March 31, 2004, we had outstanding options to purchase 1,376,854 shares of our common stock at a weighted average exercise price of $2.48. Options to purchase 255,654 shares of our common stock have been exercised under our various stock option plans as of March 31, 2004.

Registration Rights

Under the terms of our amended and restated master rights agreement, the holders of 13,665,461 shares of common stock, including 1,837,029 shares issuable upon the exercise of warrants, or their transferees, have been granted rights to register these shares under the Securities Act of 1933, as amended, or the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the holders of these shares are entitled, under certain circumstances, to include in the registration statement, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our reasonable best efforts to effect the registration. Further, the holders of these shares may require us, at our expense, to register their shares on Form S-3 when we can avail ourselves of this form. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-laws

Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined generally as a merger or asset sale involving the interested stockholder or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that you, as a stockholder, might deem to be in your best interest. These provisions are designed to encourage persons seeking to acquire us to initiate such a transaction through arm’s-length negotiations with our board of directors. The existence of these provisions could adversely affect the prevailing price of our common stock or limit the price that others might be willing to pay in the future for shares of our common stock. These provisions include:

Stockholder Action; Special Meeting of Stockholders. Stockholders may not take action by written consent, but only at a duly called annual or special meeting of our stockholders. Special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, or a majority of our board of directors, and in no event may stockholders call a special meeting. Thus, without approval by the chairman of the board of directors, our chief executive officer or a majority of the board of directors, our stockholders may not take action between annual meetings.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. A stockholder seeking to bring business before an annual meeting of our stockholders, or to nominate candidates for election as directors at an annual meeting of our stockholders, must provide timely notice of his or her intention in writing. To be timely, a stockholder’s notice must be delivered to our secretary, at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the previous year’s annual meeting of our stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time of the previous year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made. Only our board of directors or a committee thereof may nominate candidates for election at a special meeting of our stockholders. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of our stockholders or from making nominations for directors at an annual or special meeting of our stockholders.

Authorized but Unissued Shares. Our authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate needs, including acquisitions and raising additional funds. The existence of authorized but unissued and unreserved common and preferred stock could discourage an attempt by third parties to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classification of Board Members. Our board of directors is classified into three different classes of members, as nearly equal in size as possible, with each class having its own three-year term. Any one or more, or all of the directors may be removed by the holders of at least a majority of the shares then entitled to vote at an election of directors only for cause. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. This classification of our board of directors, and the limitations on the removal of directors and filling of vacancies, may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us because at least two annual meetings of stockholders, instead of one, generally will be required to change the majority of our board of directors.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company.

Nasdaq National Market Listing

We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “INHX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and we cannot assure you that after this offering a liquid trading market will develop or be sustained for our common stock. Sales of shares of our common stock after this offering, including those shares issuable upon the exercise of warrants and options, and the availability of authorized shares for future sale, may reduce the market price of our common stock. Further, sales of substantial amounts of our common stock, or the perception that those sales could occur, could adversely affect the prevailing market price for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Upon the closing of this offering and after giving effect for this offering, the conversion of all preferred stock (including the conversion of accrued cumulative preferred stock dividends) into shares of common stock, a 1-for-2.38 reverse stock split, and assuming no further exercises of outstanding options, warrants or the underwriters’ over-allotment option, an aggregate of 18,395,610 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Of these outstanding shares, the 5,900,000 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 12,495,610 shares of common stock outstanding after the offering are “restricted securities” as defined under Rule 144. Substantially all of these restricted securities will be subject to the 180 day lock up period as described below under “Lock-up Agreements.”

Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These exceptions are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 183,956 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Upon completion of the 180-day lock-up period, 8,724,461 of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Upon expiration of the 180 day lock-up period, unless held by our affiliates, 8,670,900 shares of common stock will be eligible for sale under Rule 144(k). In addition, unless held by our affiliates, 10,867,773 shares of common stock will be eligible for sale under Rule 144(k) on December 19, 2005.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our various stock plans may be resold, to the extent they are not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. Subject to the 180-day lock-up period, approximately 854,526 shares of common stock will be immediately eligible for sale in accordance with Rule 701.

Registration Rights

Upon the completion of this offering, stockholders that hold 11,828,432 restricted shares of our common stock have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. Upon registration pursuant to such rights, these shares would become feely tradable without restriction under the Securities Act. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to be volatile and decrease. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise capital. See the “Description of Capital Stock— Registration Rights” section.

Options

As of March 31, 2004 we had outstanding options to purchase 1,376,854 shares of our common stock, of which 454,946 were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our Amended and Restated 1998 Stock Option Plan, Stock Incentive Plan, 2002 Directors Plan and 2004 Employee Stock Purchase Plan. Accordingly, shares of our common stock that are registered under such registration statements will be available for sale in the open market immediately upon exercise of the related stock option by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, if requested by us.

Warrants

Upon the closing of this offering, there will be warrants outstanding to purchase 1,838,118 shares of common stock at a weighted average exercise price of $13.47 per share. Subject to the 180 day lock-up period and if acquired pursuant to their cashless exercise feature, at an assumed initial public offering of $11.00 per share, 96,372 shares will be eligible to be sold pursuant to Rule 144, of which 95,567 will be eligible to be sold pursuant to Rule 144(k).

Lock-up Agreements

We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Thomas Weisel Partners LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriting.”

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Thomas Weisel Partners LLC, Lazard Frères & Co. LLC and Harris Nesbitt Corp. are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number
Underwriters	of Shares

Thomas Weisel Partners LLC
Lazard Frères & Co. LLC
Harris Nesbitt Corp.
Total

The underwriters have advised us that they propose to offer the shares to the public at the public offering price presented on the cover page of this prospectus. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $           per share. The underwriters may allow and the dealers may reallow a concession of not more than $           per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 885,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total to be paid by us	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors, executive officers and substantially all of our stockholders have agreed to certain restrictions on the ability to sell shares of our common stock for a period of 180 days after the date of this prospectus, or three months after the date of this prospectus with respect to any shares purchased in this offering by New Enterprise Associates 10, Limited Partnership. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. The agreement provides exceptions for sales to the underwriters pursuant to the purchase agreement, the granting of options to purchase shares under our existing stock option plan and other common exceptions.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors considered in determining the initial public offering price include:

•	our future prospects and those of our industry in general;

•	the stage of development of our product candidates;

•	the anticipated market for our product candidates;

•	competition; and

•	certain other financial and operating information in recent periods for companies engaged in activities similar to ours.

There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “INHX.”

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Swidler Berlin Shereff Friedman, LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Inhibitex, Inc. at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and the period from inception (May 13, 1994) through December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INHIBITEX, INC.

(A Development Stage Company)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Inhibitex, Inc.

We have audited the accompanying balance sheets of Inhibitex, Inc. (a Development Stage Company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2003 and for the period from inception (May 13, 1994) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inhibitex, Inc. (a Development Stage Company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (May 13, 1994) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Atlanta, Georgia

February 16, 2004, except for Note 15,
as to which the date is May 4, 2004

The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 15 to the financial statements.

Atlanta, Georgia

May 5, 2004

/s/ ERNST & YOUNG LLP

INHIBITEX, INC.

(A Development Stage Company)

Balance Sheets

				Pro forma
	December 31,			Stockholders’
			March 31,	Equity at
	2002	2003	2004	March 31, 2004

			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28,658,078	$26,649,150	$17,967,125
Short-term investments	1,000,310	1,498,980	4,889,827
Prepaid expenses and other current assets	441,363	569,667	2,334,431
Accounts receivable	35,814	308,924	22,080

Total current assets	30,135,565	29,026,721	25,213,463
Property and equipment, net	1,806,916	1,635,544	1,714,014

Total assets	$31,942,481	$30,662,265	$26,927,477

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$718,598	$1,385,972	$1,154,146
Accrued expenses	2,020,804	1,700,539	1,653,339
Current portion of notes payable	146,028	889,523	878,888
Current portion of capital lease obligations	199,907	330,408	338,260
Current portion of deferred revenue	212,500	191,667	191,667
Other current liabilities	1,000,000	1,000,000	1,000,000

Total current liabilities	4,297,837	5,498,109	5,216,300
Long-term liabilities:
Notes payable, net of current portion	84,852	1,363,351	1,144,326
Capital lease obligations, net of current portion	373,975	431,853	343,903
Deferred revenue, net of current portion	1,137,496	987,498	949,998

Total long-term liabilities	1,596,323	2,782,702	2,438,227
Redeemable convertible preferred stock, $.001 par value; 30,000,000, 37,700,000 and 37,700,000 shares authorized at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively; 19,285,704, 24,373,444 and 24,373,444 shares issued and outstanding at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively (none pro forma); liquidation preference of $76,639,474, $101,556,363 and $102,774,167 at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively	66,674,753	89,542,242	92,643,576	$—
Preferred stock warrants	4,259,307	6,065,467	6,065,467	—
Stockholders’ (deficit) equity:
Series A convertible preferred stock, $.001 par value; 216,000 shares authorized, issued and outstanding for all periods; liquidation preference of $251,424 for all periods	216	216	216	—
Common stock, $.001 par value; 35,000,000, 43,100,000 and 43,100,000 shares authorized at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively; 513,198, 536,066 and 667,178 shares issued and outstanding at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively (18,395,610 pro forma)	513	536	667	18,396
Additional paid-in capital	799,890	1,797,798	2,554,303	154,037,366
Warrants	—	—	—	6,065,467
Deferred stock compensation	—	(804,310)	(1,347,878)	(1,347,878)
Deficit accumulated during the development stage	(45,686,358)	(74,220,495)	(80,643,401)	(80,643,401)

Total stockholders’ (deficit) equity	(44,885,739)	(73,226,255)	(79,436,093)	$78,129,950

Total liabilities, redeemable convertible preferred stock and warrants and stockholders’ (deficit) equity	$31,942,481	$30,662,265	$26,927,477

INHIBITEX, INC.

(A Development Stage Company)

Statements of Operations

	Period from
	Inception				Three Months Ended
	(May 13, 1994)	Year Ended December 31,			March 31,
	through
	March 31, 2004	2001	2002	2003	2003	2004

	(unaudited)				(unaudited)
Revenue:
License fees and milestones	$900,000	$62,500	$150,000	$150,000	$37,500	$37,500
Collaborative research and development	2,124,455	208,335	750,000	645,833	187,500	125,000
Grant revenue	300,000	—	—	300,000	—	—

Total revenue	3,324,455	270,835	900,000	1,095,833	225,000	162,500
Operating expense:
Research and development	56,699,906	7,099,172	15,614,526	19,071,491	3,855,270	4,080,380
General and administrative	13,184,312	1,846,530	3,327,857	4,676,655	1,085,959	906,836

Total operating expense	69,884,218	8,945,702	18,942,383	23,748,146	4,941,229	4,987,216

Loss from operations	(66,559,763)	(8,674,867)	(18,042,383)	(22,652,313)	(4,716,229)	(4,824,716)
Other income (expense), net	599,358	471,732	(44,180)	271,306	6,148	—
Interest income (expense), net	477,245	96,794	473,840	47,986	62,946	3,148

Net loss	(65,483,160)	(8,106,341)	(17,612,723)	(22,333,021)	(4,647,135)	(4,821,568)
Dividends and accretion to redemption value of redeemable preferred stock	(15,160,241)	(1,271,383)	(5,625,804)	(6,201,116)	(1,548,423)	(1,601,338)

Net loss attributable to common stockholders	$(80,643,401)	$(9,377,724)	$(23,238,527)	$(28,534,137)	$(6,195,558)	$(6,422,906)

Basic and diluted net loss attributable to common stockholders per share		$(21.17)	$(47.83)	$(54.19)	$(11.95)	$(10.74)

Weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share		442,980	485,842	526,578	518,613	597,949

Pro forma basic and diluted net loss attributable to common stockholders per share (unaudited)				$(2.81)		$(0.52)

Pro forma weighted average shares used to compute basic and diluted net loss attributable to common stockholders per share (unaudited)				10,145,137		12,426,381

INHIBITEX, INC.

(A Development Stage Company)

Statements of Stockholders’ (Deficit) Equity

	Series A
	Preferred		Common Stock							Deficit
	Stock		Subscription		Common Stock				Receivable	Accumulated	Total
							Additional	Deferred	For	During the	Stockholders’
		Par		Par		Par	Paid-in	Stock	Purchase of	Development	(Deficit)
	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Stock	Stage	Equity

Balance at inception (May 13, 1994)	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of subscriptions for common stock to founders at $.005 per share	—	—	44,258	44	—	—	483	—	—	—	527
Issuance of common stock at $1.00 per share	—	—	—	—	42,017	42	99,958	—	—	—	100,000
Net loss	—	—	—	—	—	—	—	—	—	(54,088)	(54,088)

Balance at December 31, 1994	—	—	44,258	44	42,017	42	100,441	—	—	(54,088)	46,439
Net loss	—	—	—	—	—	—	—	—	—	(266,491)	(266,491)

Balance at December 31, 1995	—	—	44,258	44	42,017	42	100,441	—	—	(320,579)	(220,052)
Issuance of Series A Preferred Stock at $2.50 per share, net of related costs of $18,641	216,000	216	—	—	—	—	521,143	—	—	—	521,359
Issuance of subscribed common stock at $.005 per share	—	—	(44,258)	(44)	44,258	44	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(248,510)	(248,510)

Balance at December 31, 1996	216,000	216	—	—	86,275	86	621,584	—	—	(569,089)	52,797
Issuance of common stock at $.05 per share, net of receivable from shareholder	—	—	—	—	129,960	130	15,335	—	(3,867)	—	11,598
Net loss	—	—	—	—	—	—	—	—	—	(508,304)	(508,304)

Balance at December 31, 1997	216,000	216	—	—	216,235	216	636,919	—	(3,867)	(1,077,393)	(443,909)
Issuance of common stock at $.05 and $.075 per share, net of receivable from shareholder	—	—	—	—	191,358	191	26,599	—	(24,828)	—	1,962
Net loss	—	—	—	—	—	—	—	—	—	(1,725,290)	(1,725,290)

Balance at December 31, 1998	216,000	216	—	—	407,593	407	663,518	—	(28,695)	(2,802,683)	(2,167,237)
Issuance of common stock at $.10 per share	—	—	—	—	1,787	2	423	—	—	—	425
Net loss	—	—	—	—	—	—	—	—	—	(3,343,509)	(3,343,509)

Balance at December 31, 1999	216,000	216	—	—	409,380	409	663,941	—	(28,695)	(6,146,192)	(5,510,321)
Forgiveness of receivable from shareholders	—	—	—	—	—	—	—	—	28,695	—	28,695
Issuance of warrant for the purchase of common stock at $.06 per share	—	—	—	—	—	—	75	—	—	—	75
Exercise of stock options	—	—	—	—	8,199	8	2,240	—	—	—	2,248
Cumulative effect of change in accounting principle	—	—	—	—	—	—	99,500	—	—	—	99,500
Preferred stock dividends	—	—	—	—	—	—	—	—	—	(460,600)	(460,600)
Net loss	—	—	—	—	—	—	—	—	—	(6,463,315)	(6,463,315)

Balance at December 31, 2000	216,000	216	—	—	417,579	417	765,756	—	—	(13,070,107)	(12,303,718)

INHIBITEX, INC.
(A Development Stage Company)

Statements of Stockholders’ (Deficit) Equity — (Continued)

	Series A
	Preferred		Common Stock							Deficit
	Stock		Subscription		Common Stock				Receivable	Accumulated	Total
							Additional	Deferred	For	During the	Stockholders’
		Par		Par		Par	Paid-in	Stock	Purchase of	Development	(Deficit)
	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Stock	Stage	Equity

Issuance of warrant for the purchase of common stock at $.23 per share	—	—	—	—	—	—	3,450	—	—	—	3,450
Exercise of stock options	—	—	—	—	48,181	48	12,426	—	—	—	12,474
Preferred stock dividends	—	—	—	—	—	—	—	—	—	(1,271,383)	(1,271,383)
Net loss	—	—	—	—	—	—	—	—	—	(8,106,341)	(8,106,341)

Balance at December 31, 2001	216,000	216	—	—	465,760	465	781,632	—	—	(22,447,831)	(21,665,518)
Exercise of stock options	—	—	—	—	47,438	48	18,258	—	—	—	18,306
Preferred stock dividends	—	—	—	—	—	—	—	—	—	(4,461,328)	(4,461,328)
Accretion of Series D Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	(1,164,476)	(1,164,476)
Net loss	—	—	—	—	—	—	—	—	—	(17,612,723)	(17,612,723)

Balance at December 31, 2002	216,000	216	—	—	513,198	513	799,890	—	—	(45,686,358)	(44,885,739)
Exercise of stock options	—	—	—	—	22,868	23	17,363	—	—	—	17,386
Preferred stock dividends	—	—	—	—	—	—	—	—	—	(4,871,217)	(4,871,217)
Accretion of Series D and E Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	(1,329,899)	(1,329,899)
Deferred stock compensation	—	—	—	—	—	—	980,545	(980,545)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	176,235	—	—	176,235
Net loss	—	—	—	—	—	—	—	—	—	(22,333,021)	(22,333,021)

Balance at December 31, 2003	216,000	216	—	—	536,066	536	1,797,798	(804,310)	—	(74,220,495)	(73,226,255)
Exercise of stock options (unaudited)	—	—	—	—	131,112	131	106,217	—	—	—	106,348
Preferred stock dividends (unaudited)	—	—	—	—	—	—	—	—	—	(1,217,804)	(1,217,804)
Accretion of Series D and E Preferred Stock to redemption value (unaudited)	—	—	—	—	—	—	—	—	—	(383,534)	(383,534)
Deferred stock compensation (unaudited)	—	—	—	—	—	—	650,288	(650,288)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	—	—	106,720	—	—	106,720
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(4,821,568)	(4,821,568)

Balance at March 31, 2004 (unaudited)	216,000	$216	—	$—	667,178	$667	$2,554,303	$(1,347,878)	$—	$(80,643,401)	$(79,436,093)

INHIBITEX, INC.

(A Development Stage Company)

Statements of Cash Flows

	Period from
	Inception
	(May 13, 1994)				Three Months Ended
	through	Year Ended December 31,			March 31,
	March 31,
	2004	2001	2002	2003	2003	2004

	(unaudited)				(unaudited)
Cash flows from operating activities
Net loss	$(65,483,160)	$(8,106,341)	$(17,612,723)	$(22,333,021)	$(4,647,135)	$(4,821,568)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,841,736	659,037	772,139	768,245	208,723	196,980
Amortization of deferred stock compensation	282,955	—	—	176,235	8,275	106,720
Loss on sale of equipment	48,134	—	48,134	—	—	—
Amortization of investment premium	86,245	—	—	45,249	7,125	40,996
Forgiveness of receivables from stockholders	28,695	—	—	—	—	—
Amortization of warrants and discount on debt	122,792	13,227	4,153	—	—	—
Stock issued for interest	124,576	—	—	—	—	—
Cumulative effect of change in accounting principle	99,500	—	—	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(2,334,431)	6,297	(344,888)	(128,304)	(18,149)	(1,764,764)
Accounts receivable	(22,080)	(9,640)	(26,174)	(273,110)	28,126	286,844
Accounts payable and other current liabilities	2,154,146	(206,772)	248,573	667,374	319,458	(231,826)
Accrued expenses	1,653,339	67,859	1,390,736	(320,265)	(565,795)	(47,200)
Deferred revenue	1,141,665	1,729,165	(379,169)	(170,831)	(41,084)	(37,500)

Net cash used in operating activities	(59,255,888)	(5,847,168)	(15,899,219)	(21,568,428)	(4,700,456)	(6,271,318)
Cash flows from investing activities
Purchases of property and equipment	(2,886,809)	(661,843)	(264,034)	(176,208)	(77,669)	(275,450)
Purchases of short-term investments	(21,483,252)	—	(1,000,310)	(15,551,099)	(3,285,333)	(4,931,843)
Proceeds from maturities of short-term investments	16,507,180	—	—	15,007,180	1,000,310	1,500,000

Net cash used in investing activities	(7,862,881)	(661,843)	(1,264,344)	(720,127)	(2,362,692)	(3,707,293)
Cash flows from financing activities
Proceeds from promissory notes and related warrants	3,013,492	65,908	—	2,500,000	—	—
Payments on promissory notes and capital leases	(2,025,190)	(147,210)	(347,609)	(710,292)	(75,461)	(309,758)
Proceeds from bridge loan and related warrants	2,220,000	—	—	—	—	—
Net proceeds from the issuance of preferred stock and warrants	81,606,318	—	44,746,579	18,472,533	—	1,499,996
Proceeds from the issuance of common stock	271,274	12,474	18,306	17,386	3,159	106,348

Net cash provided by (used in) financing activities	85,085,894	(68,828)	44,417,276	20,279,627	(72,302)	1,296,586

Increase (decrease) in cash and cash equivalents	17,967,125	(6,577,839)	27,253,713	(2,008,928)	(7,135,450)	(8,682,025)
Cash and cash equivalents at beginning of period	—	7,982,204	1,404,365	28,658,078	28,658,078	26,649,150

Cash and cash equivalents at end of period	$17,967,125	$1,404,365	$28,658,078	$26,649,150	$21,522,628	$17,967,125

Supplemental cash flow information:
Interest paid	$644,233	$61,551	$86,227	$163,149	$24,017	$61,056
Supplemental non-cash investing and financing activities:
Fixed assets capitalized using promissory notes and capital leases	1,717,075	486,276	251,379	420,665	—	—
Conversion of bridge loans and interest payable into Series C Preferred Stock	2,124,576	—	—	—	—	—
Preferred stock dividends and accretion of preferred stock to redemption value	15,160,241	1,271,383	5,625,804	6,201,116	1,548,422	1,601,338

INHIBITEX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1.	Operations

Inhibitex, Inc. (“Inhibitex” or the “Company”) was incorporated in the state of Delaware in May 1994. Inhibitex is a biopharmaceutical company committed to the discovery, development and commercialization of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections in the hospital setting. The Company’s primary activities since incorporation have been establishing its offices, recruiting personnel, conducting research, conducting pre-clinical and clinical trials, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage for financial reporting purposes.

The Company has incurred operating losses since inception and expects such losses to continue for the foreseeable future. These losses have largely been the result of research and development expenses related to Veronate, the Company’s lead product candidate, and to a lesser extent, Aurexis, its second product candidate. Veronate is being developed to prevent hospital-associated infections in very low birth weight infants. Aurexis is being developed to treat, in combination with antibiotics, serious, life-threatening Staphylococcus aureus (S. aureus) infections in hospitalized patients. Both Veronate and Aurexis are currently being evaluated in clinical trials. The Company plans to continue to finance its operations with equity and/or other financings or proceeds from potential future partnerships. The Company’s ability to continue its operations is dependent, in the near term, upon the successful execution of such financings and ultimately upon achieving profitable operations. There can be no assurance that these funds will be available on terms acceptable to the Company or that the Company will become profitable.

2.	Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Unaudited Interim Financial Data. The accompanying balance sheet as of March 31, 2004, the statements of operations and cash flows for the three months ended March 31, 2003 and 2004 and the period from inception (May 13, 1994) through March 31, 2004 and the statement of stockholders’ equity (deficit) for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in these notes to financial statements related to the three-month periods ended March 31, 2003 and 2004 and the period from inception (May 13, 1994) through March 31, 2004 are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or future year.

Pro Forma Stockholders’ Equity. In March 2004, the Company’s Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to allow the Company to sell a certain number of shares of its common stock to the public. If the initial public offering is completed as presently anticipated, all of the preferred stock outstanding at the time of the offering, including the conversion of all cumulative preferred stock dividends accrued through March 31, 2004, will automatically convert into 11,828,432 shares of common stock. Unaudited pro forma stockholders’ equity,

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets at March 31, 2004.

Cash, Cash Equivalents and Short-Term Investments. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates their fair market value. Investments with original maturities beyond 90 days when purchased are considered to be short-term investments. These investments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). The Company is required to maintain a cash balance equal to the greater of $5.0 million or 25% of its total cash, cash equivalents, and short-term investments on deposit with a lender pursuant to a loan and security agreement as discussed in Note 7.

The Company has classified its entire investment portfolio as available-for-sale. These securities are recorded as either cash equivalents or short-term investments. Short-term investments are carried at estimated fair value based upon quoted market prices with unrealized gains and losses, if any, reported in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income (expense), net. Realized gains and losses are included in interest and other income (expense), net. The cost basis of all securities sold is based on the specific identification method.

Available-for-sale securities as of March 31, 2004 and December 31, 2003 and 2002 consisted of commercial paper and money-market funds.

Property and Equipment, Net. Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives of the related assets:

Asset	Estimated Life

Computer software and equipment	3 years
Furniture and fixtures	7 years
Laboratory equipment	5 years
Leasehold improvements	Lesser of estimated useful life or life of lease

The Company also capitalizes costs related to computer software developed for internal use in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized in interest and other income (expense), net. Expenditures for repairs and maintenance are charged to expense as incurred.

Revenue Recognition. To date, the Company has not generated any revenues from the sale of products. Revenues relate to fees recovered for licensed technology, collaborative research and development agreements and a grant awarded to the Company by the FDA’s Office of Orphan Products Development. The Company follows the revenue recognition criteria outlined in Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”) as amended by SAB 104 Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF Issue 00-21”). Accordingly, up-front, non-refundable license fees under agreements where the Company has an ongoing research and development commitment are amortized, on a straight-line basis, over the term of such commitment. Revenues received for ongoing research and development activities under collaborative arrangements are recognized as these activities are performed

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

pursuant to the terms of the related agreements (see Note 12). Any amounts received in advance of performance are recorded as deferred revenue until earned. Revenue related to grant awards is recognized as related research and development expenses are incurred.

Accrued Expenses. As part of the process of preparing its financial statements, management is required to estimate expenses that the Company has incurred but for which it has not been invoiced. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of services performed by third parties and the associated cost incurred for such services as of each balance sheet date. Examples of expenses for which the Company accrues based on estimates include fees for services, such as those provided by clinical research and data management organizations, investigators and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. In connection with such service fees, these estimates are most affected by management’s understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed. Management makes these estimates based upon the facts and circumstances known to it at the time and in accordance with accounting principles generally accepted in the United States.

Prepaid Expenses and Other Current Assets. Prepaid expenses and other current assets consist primarily of license payments, insurance premiums and payments to clinical research organizations that the Company has made in advance.

Stock-based Compensation. The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and Financial Accounting Standards Board Interpretation (“FIN”) No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and Related Interpretations and has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of the SFAS No. 123, EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss. The Company has adopted the disclosure requirements of SFAS No. 148.

Under APB No. 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. In the event that stock options are granted with an exercise price below the estimated fair value of the Company’s common stock on the date of such grant, APB No. 25 requires that the difference between the estimated fair value and the exercise price be recorded as deferred compensation and amortized over the related vesting period. No stock compensation expense is reflected in the Company’s reported net loss in any period prior to December 31, 2002 as all options granted had an exercise price equal to the fair value of the underlying common stock on the date of grant.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company recorded deferred stock compensation of $980,545 and $650,288 for the year ended December 31, 2003, and the three months ended March 31, 2004, respectively, which represents the difference between the exercise price per share and the fair value at the respective grant dates for options granted in 2003 and 2004. Deferred stock compensation is recognized and amortized on a straight-line basis over the vesting period of the related options, which for employees is generally four years. The amortization of deferred stock compensation related to stock options granted to the Company’s employees and directors was $176,235 for the year ended December 31, 2003 and $8,275 and $106,720 for the three months ended March 31, 2003 and 2004, respectively. The expected future amortization of deferred stock compensation related to the options granted in 2003 and 2004 is $106,202 in each of the remaining three quarters of 2004 and $424,808, $401,689, $190,815 and $11,960 for the years ended December 31, 2005, 2006, 2007 and 2008, respectively.

The option valuation models used to value options under SFAS No. 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

As a result, the Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The following table illustrates the effect on net loss attributable to common stockholders and basic and diluted net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock-based compensation:

				Three Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net loss attributable to common stockholders — as reported	$(9,377,724)	$(23,238,527)	$(28,534,137)	$(6,195,558)	$(6,422,906)

Add: Amortization of deferred stock compensation expense included in net loss — as reported	—	—	176,235	8,275	106,720

Deduct: Stock compensation expense determined under fair value method	(10,967)	(45,046)	(412,845)	(30,075)	(214,349)

Net loss attributable to common stockholders — pro forma	$(9,388,691)	$(23,283,573)	$(28,770,747)	$(6,217,358)	$(6,530,535)

Net loss attributable to common stockholders per share (basic and diluted):

As reported	$(21.17)	$(47.83)	$(54.19)	$(11.95)	$(10.74)

Pro forma	$(21.19)	$(47.92)	$(54.64)	$(11.99)	$(10.92)

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The fair value of each stock option was estimated at the date of grant using the minimum value method with the following assumptions:

				Three Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Risk-free interest rate	5.77%	4.01%	3.05%	3.08%	3.05%

Expected life	4 years	4 years	4 years	4 years	4 years

Weighted average fair value of options granted	$0.04	$0.12	$1.52	$0.89	$2.03

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the related options.

Fair Value of Financial Instruments. The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, short-term investments, accounts payable, accrued expenses, and capital lease and debt obligations, approximate their fair values.

Concentrations of Credit Risk and Limited Suppliers. Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company believes that it has established guidelines for investment of its excess cash that maintains principal and liquidity through its policies on diversification and investment maturity.

The Company relies on certain materials used in its development process that are procured from a single source supplier as well as certain third-party contract manufacturers that make its product candidates. The failure of its supplier or a contract manufacturer to deliver on schedule, or at all, could delay or interrupt the development process and adversely affect the Company’s operating results.

Research and Development Expense. Research and development expense primarily consists of expenses incurred in the discovery, development, and manufacturing of the Company’s product candidates. These expenses consist primarily of (i) fees paid to third-party service providers to monitor and accumulate data related to the Company’s clinical trials, (ii) costs related to obtaining patents and license and research agreements, (iii) the costs to procure and manufacture materials used in clinical trials, and (iv) salaries and related expenses for personnel. These costs are charged to expense as incurred.

Income Taxes. The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax reporting bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of net deferred tax assets to an amount the Company expects to realize in the future based upon the available evidence at the time.

Reclassifications. Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

Recent Accounting Pronouncements. In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after March 31, 2004. The adoption of this statement did not have a material impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. These are mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; put options and forward purchase contracts; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company’s results of operations or financial position.

3.	Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”). Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding for the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and dilutive common stock equivalents then outstanding. Common stock equivalents consist of common shares issuable upon the conversion of preferred stock and upon the exercise of stock options, and the conversion of preferred stock upon the exercise of warrants. Dilutive earnings per share is the same as basic earnings per share since common stock equivalents are excluded from the calculation, due to their effect being anti-dilutive.

The unaudited pro forma net loss per share attributable to common stockholders and the shares used to compute basic and diluted pro forma net loss per share attributable to common stockholders are calculated assuming all of the Company’s outstanding preferred stock was converted into common stock as of its date of issuance and the conversion of all cumulative preferred stock dividends as of the date they were accrued. This calculation excludes the assumed issuance of shares of common stock subject to the mandatory cashless exercise, upon the closing of an initial public offering, of warrants that were outstanding at December 31, 2003 and March 31, 2004.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table set forth the computation of historical and pro forma basic and diluted net loss attributable to common stockholders per share:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Historical
Numerator:
Net loss attributable to common stockholders	$(9,377,724)	$(23,238,527)	$(28,534,137)	$(6,195,558)	$(6,422,906)

Denominator:
Weighted average common shares outstanding	442,980	485,842	526,578	518,613	597,949

Basic and diluted net loss per share attributable to common stockholders	$(21.17)	$(47.83)	$(54.19)	$(11.95)	$(10.74)

Pro forma
Net loss attributable to common stockholders			$(28,534,137)		$(6,422,906)

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(2.81)		$(0.52)

Shares used above			526,578		597,949
Pro forma adjustment to reflect assumed weighted average effect of conversion of preferred stock and cumulative preferred stock dividends (unaudited)			9,618,559		11,828,432

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			10,145,137		12,426,381

The following table outlines potentially dilutive common stock equivalents outstanding that are not included in the above historical calculations as the effect of their inclusion was anti-dilutive.

	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Redeemable convertible preferred stock and related dividends	3,559,930	8,886,205	11,595,232	11,164,797	11,737,674
Common stock options	554,644	1,085,764	1,338,452	1,171,783	1,376,854
Warrants	109,821	1,310,292	1,838,118	1,310,292	1,838,118
Convertible preferred stock	90,758	90,758	90,758	90,758	90,758

Total	4,315,153	11,373,019	14,862,560	13,737,630	15,043,404

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Laboratory equipment	$1,601,297	$1,948,952	$2,147,076
Leasehold improvements	986,455	994,617	1,001,617
Computer software and equipment	745,613	735,563	805,889
Office furniture and fixtures	197,464	198,570	198,570

	3,530,829	3,877,702	4,153,152
Less accumulated depreciation and amortization	(1,723,913)	(2,242,158)	(2,439,138)

Total property and equipment, net	$1,806,916	$1,635,544	$1,714,014

Included in the property and equipment are assets recorded under capital leases with a cost of approximately $738,000, $1,158,000, and $1,158,000 at December 31, 2002 and 2003, and March 31, 2004, respectively. Amortization of the assets recorded under capital leases is included in depreciation expense. The accumulated amortization related to these assets under capital leases was approximately $191,000, $421,000, and $491,000 at December 31, 2002 and 2003, and March 31, 2004, respectively. Depreciation expense was approximately $659,000, $772,000, $768,000, $209,000 and $197,000 for the years ended December 31, 2001, 2002 and 2003, and three months ended March 31, 2003 and 2004, respectively.

5.	Accrued Expenses

The components of accrued expenses are as follows:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Clinical development expenses	$979,063	$476,456	$225,284
Payroll and related expenses	443,398	481,495	589,138
Manufacturing expenses	287,178	83,750	34,324
Professional fees	187,265	236,746	264,257
Other operating expenses	123,900	222,092	200,336
License fees	—	200,000	340,000

	$2,020,804	$1,700,539	$1,653,339

6.	Commitments and Contingencies

Lease Commitments. The Company leases laboratory and office facilities in Alpharetta, Georgia under two operating leases, one of which is with a related party. The Company also leases office equipment under various non-cancelable operating leases. Future minimum lease payments under operating leases primarily relate to the laboratory and office facility leases. One of the these leases includes annual rent increases based upon increases in the Consumer Price Index, which are considered to be contingent rentals and are charged to expense when incurred. During the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, rent expense totaled approximately $240,000, $270,000, $421,000, $100,000 and $127,000, respectively.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future minimum payments under these operating leases at December 31, 2003 are as follows:

Year Ending December 31,

2004	$206,858
2005	205,722
2006	3,396

Total minimum lease payments	$415,976

In December 2003, the Company entered into an agreement to lease a new 51,000 square foot research and office facility to be built to its specifications. Under this agreement, the Company had a right to terminate the lease without any further obligation by March 31, 2004. The Company did not exercise this right, and expects to occupy this new facility upon its completion, which is anticipated to occur in the second or third quarter of 2005. The Company is not obligated to make rent payments related to this facility, which will be based upon a percentage of its total cost, until it is completed. The Company estimates that these minimum rent payments will approximate $1.0 million per year under this lease. The table above does not include these estimated minimum payments under this operating lease as they were not an obligation of the Company at December 31, 2003.

Purchase Commitments. In December 2001, the Company entered into a ten-year contract manufacturing agreement for Veronate with Nabi Pharmaceuticals, Inc. (“Nabi”). Pursuant to the terms of the agreement, the Company is obligated to pay Nabi on a per batch basis. The Company is required to provide Nabi with a three-year rolling forecast that outlines the number of batches it desires to be manufactured in each of the next three years. However, the Company is only obligated to commit to the first two years of this three-year forecast. As of March 31, 2004, the Company’s minimum purchase commitments under this agreement through December 31, 2006 were approximately $4.6 million. However, if the Company cancels or postpones the production of one or more lots of Veronate in accordance with the terms of this agreement, financial penalties would instead apply, which could be substantially less than the minimum purchase commitments, depending on the length of the notice provided to Nabi. The amount of the cancellation penalty payable per batch ranges from less than 10% of the price per batch if Inhibitex provides notice of cancellation more than twelve months in advance, up to the full price per batch if notice of cancellation is provided less than 90 days in advance of the scheduled production date of the related batch. Specific prices per batch were established at the time of the agreement and are subject to increases based upon increases in certain cost of living indexes. The agreement may be terminated by either party in the event of a default by the other party, or upon mutual agreement.

In October 2002, Inhibitex entered into a ten-year plasma supply agreement with a supplier. Inhibitex is required to purchase a certain number of liters of plasma per year that shall be agreed upon by both parties no later than 90 days prior to the beginning of such calendar year. The Company is generally obligated to purchase 90% of the agreed upon quantity in any given year. A price per liter was established at the time of the agreement and is subject to increases based upon increases in certain cost of living indexes and other adjustments. The agreement may be terminated by either party only in the event of a default by the other party, by the Company upon 30 days written notice if the clinical development of Veronate is halted or terminated, or upon mutual agreement.

In the event that the supply agreement is terminated, Inhibitex is obligated to purchase the amount of plasma that the supplier had collected on Inhibitex’s behalf, but had not yet shipped, as of the date of termination. The Company has estimated that the amount of plasma subject to this termination obligation approximates 20-25% of the agreed upon quantity in any given year.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Long-term Debt

Capital Lease Obligations. In 2002 and 2003, Inhibitex entered into capital lease transactions related to the acquisition of certain laboratory and other equipment. The amortization of assets acquired under these capital leases has been recorded as depreciation expense. These capital leases bear interest at a rate of 10.2% and expire at various dates from March 2005 to June 2007. In connection with these capital leases, the lessor was granted warrants to purchase 5,117 shares of Series D Redeemable Convertible Preferred Stock at an exercise price of $3.94 per share. These warrants were recorded at their weighted average estimated fair value of $2.49 per share, using the Black-Scholes method assuming no dividend yield, expected life of seven years, risk-free rate of 3.74% and volatility of 50%. This amount was recorded as interest expense.

Future payments under capital lease agreements as of December 31, 2003 are as follows:

Year Ending December 31,

2004	$393,113
2005	282,502
2006	161,645
2007	29,437

Total future minimum lease payments	866,697
Less amount representing interest	(104,436)

Present value of future minimum lease payments	762,261
Less current portion of capital lease obligations	(330,408)

Long-term portion of capital lease obligations	$431,853

Notes Payable. In January 1999, Inhibitex entered into a loan and security agreement (the “Security Agreement”) with a financial institution. Under the terms of the Security Agreement, Inhibitex could borrow up to $1,000,000 through December 31, 1999, evidenced by senior secured promissory notes (the “Senior Notes”). In February and June 1999, Inhibitex executed three Senior Notes in the aggregate amount of $447,584 under the Security Agreement. During 2003, two of the Senior Notes were repaid in full. The outstanding balance of the Senior Notes at December 31, 2002 and 2003 and March 31, 2004 was $107,843, $15,244 and $3,889, respectively. Remaining monthly payments are $3,941 through April 2004. In conjunction with the Security Agreement, the financial institution received a warrant to purchase 20,000 shares of Series B Redeemable Convertible Preferred Stock at an exercise price of $1.50 per share. Using the Black-Scholes method, the warrant was recorded at its estimated fair value of $0.37 per share, assuming no dividend yield, expected life of four years, risk-free interest rate of 5.64% and volatility of 50%. The principal balance of the related promissory notes was discounted in an amount equal to such value.

In April 1999, the Company issued two promissory notes to a related party in connection with certain leasehold improvements. The notes bear interest at 7% per annum. One note was repaid in full in December 1999. Remaining monthly payments are $3,799 through December 2005, and the outstanding balance as of December 31, 2002 and 2003 and March 31, 2004 was $123,037, $84,852, and $74,882, respectively. In connection with these promissory notes, the Company issued a warrant to purchase 11,250 shares of Series B Redeemable Convertible Preferred Stock at an exercise price of $1.50 per share. Using the Black-Scholes method, the warrant was recorded at its estimated fair value of $0.59 per share,

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

assuming no dividend yield, an expected life of three years, risk-free interest rate 5.97% and volatility of 50%. The principal balance of the related notes was discounted in an amount equal to such value.

On February 11, 2003, Inhibitex entered into a loan and security agreement (the “Loan Agreement”) with a commercial bank. In June 2003, the Company borrowed $2.5 million under the Loan Agreement (“Term Note”) and paid two interest-only payments in June and July 2003. Beginning August 2003, the Company began to make the first of 36 equal monthly installments of principal of $69,444. The Term Note bears interest at 6.5% per year. The outstanding balance of the Term Note at December 31, 2003 and March 31, 2004 was $2,152,778 and $1,944,443, respectively. The Loan Agreement is secured by all unencumbered tangible assets of the Company.

Future minimum payments due under notes payable as of December 31, 2003 are as follows:

Year Ending December 31,

2004	$889,523
2005	877,239
2006	486,112

Total future payments	$2,252,874

8.	Income Taxes

At December 31, 2002 and 2003, Inhibitex had available net operating loss (“NOL”) carryforwards of approximately $36,548,000, and $58,852,000, respectively, which will begin to expire in the year 2019. Inhibitex also has approximately $470,000 and $657,000 of research and development (“R&D”) tax credit carryforwards as of December 31, 2002 and 2003, respectively. The NOL and R&D tax credit carryforwards are available to offset future income taxes payable, if any. The Tax Reform Act of 1986 contains provisions that may limit NOL and R&D tax credit carryforwards available for use in any given year in the event of significant changes in ownership interests, as defined.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Inhibitex’s deferred tax asset are as follows:

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$13,881,900	$22,340,200
Research and development tax credit carryforwards	470,200	657,100
Deferred revenue	512,500	447,600
Other, net	172,100	235,200

Total deferred tax assets	15,036,700	23,680,100
Less valuation allowance	(15,036,700)	(23,680,100)

Net deferred tax assets	$—	$—

For financial reporting purposes, SFAS No. 109 requires that a valuation allowance be recorded to reduce the balance of deferred income tax assets if it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future. Inhibitex has established a full valuation

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

allowance equal to the amount of its deferred tax asset due to uncertainties with respect to the Company’s ability to generate sufficient taxable income in the future. The valuation allowance increased by $8,643,400 from December 31, 2002 to December 31, 2003.

9.	Redeemable Convertible Preferred Stock and Warrants

The following table outlines redeemable convertible preferred stock and related warrants:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Series B redeemable convertible preferred stock, $.001 par value; 4,500,000 and 2,600,000 shares authorized at December 31, 2002 and 2003, respectively; 2,288,670 shares issued and outstanding for both periods	$2,911,936	$2,911,936	$2,911,936

Series C redeemable convertible preferred stock, $.001 par value; 8,000,000 shares authorized and 5,576,240 shares issued and outstanding for both periods	18,801,857	20,073,240	20,391,085

Series D redeemable convertible preferred stock, $.001 par value; 17,500,000 shares authorized for both periods; 11,420,794 shares issued and outstanding for both periods	44,960,960	49,864,860	50,950,541

Series E redeemable convertible preferred stock, $.001 par value; no shares authorized, issued or outstanding at December 31, 2002; 9,600,000 shares authorized at December 31, 2003; 5,087,740 shares issued and outstanding at December 31, 2003	—	18,192,203	18,390,014

Subscription receivable for purchase of Series E redeemable convertible preferred stock	—	(1,499,997)	—

Warrants	4,259,307	6,065,467	6,065,467

Total redeemable convertible preferred stock and warrants	$70,934,060	$95,607,709	$98,709,043

During 1997, the Company issued 644,340 shares of Series B Redeemable Convertible Preferred Stock (“Series B”) for $750,012 in cash. During 1998, the Company issued an additional 1,644,330 shares of Series B for $2,250,000 in cash.

In April and June 2000, the Company issued an aggregate of 2,300,329 shares of Series C Redeemable Convertible Preferred Stock (“Series C”) for total consideration of $6,555,938, which included the conversion of $2,000,000 in bridge loans, accrued interest of $124,576, and cash proceeds of $4,431,365. In October and November 2000, the Company sold an additional 3,275,911 shares of Series C for total cash consideration of $9,336,346.

In February, March, and April 2002, the Company issued an aggregate of 11,420,794 shares of Series D Redeemable Convertible Preferred Stock (“Series D”) and warrants to purchase 2,855,200 shares of

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Series D for total cash consideration of $44,997,928. Net proceeds to the Company, after legal and other issuance costs, were $44,746,579. The total proceeds were allocated between Series D and the related warrants based on their relative fair values. The amount allocated to the warrants was $4,140,040, which was recorded as a discount to Series D. This discount is being accreted to the Series D on a straight-line basis through April 6, 2006, the date that Series D becomes redeemable. The current year accretion is recorded in the statement of operations to arrive at the net loss attributable to common stockholders.

In connection with the Series D financing, in February 2002 the Board of Directors approved three additional series of preferred stock Series B-1 Convertible Preferred Stock (the “Series B-1”), Series C-1 Convertible Preferred Stock (the “Series C-1”), and Series D-1 Convertible Preferred Stock (the “Series D-1”). The Company is authorized to issue up to 2,600,000 shares of Series B-1, 8,000,000 shares of Series C-1 and 17,500,000 shares of Series D-1. Series B-1, Series C-1 and Series D-1 have the same rights and preferences as the Series B, Series C and Series D, respectively, except for certain provisions relating to anti-dilution rights and rights of first refusal with respect to additional issuances of equity securities. No shares of these series of preferred stock were outstanding as of December 31, 2002 and 2003.

In December 2003, the Company issued an aggregate of 5,087,740 shares of Series E Redeemable Convertible Preferred Stock (“Series E”) and warrants to purchase 1,271,930 shares of Series E for total cash consideration of $20,045,696. Net proceeds to the Company, after legal and other issuance costs, were $19,972,511. Of this amount, $1,499,997 was recorded as a subscription receivable at December 31, 2003, as these proceeds were not received by the Company until January 5, 2004. The total proceeds were allocated between Series E and the related warrants based on their relative fair values. The amount allocated to the warrants was $1,806,141, which was recorded as a discount to Series E. This discount is being accreted to Series E on a straight-line basis through April 6, 2006, the date the Series E becomes redeemable. The current year accretion is recorded in the statement of operations to arrive at the net loss attributable to common stockholders.

In connection with the Series E financing, in December 2003 the Board of Directors approved an additional series of preferred stock, Series E-1 Convertible Preferred Stock (the “Series E-1”). The Company is authorized to issue up to 9,600,000 shares of Series E and Series E-1. Series E-1 has the same rights and preferences as Series E, except for certain provisions relating to anti-dilution rights and rights of first refusal with respect to additional issuances of equity securities. No shares of this series of preferred stock were outstanding as of December 31, 2002 and 2003.

Voting Rights. All holders of redeemable convertible preferred stock have voting rights equal to the number of shares of common stock into which the respective preferred stock is convertible.

Dividends. Dividends on Series B are payable when and as declared by the Board of Directors. Dividends on Series C and D are cumulative and accrue at the rate of 8% per annum from the date of issuance through the earlier of: (i) the date on which the liquidation value is paid in connection with the liquidation of the Company or redemption of such shares; (ii) the date on which such shares are converted, or (iii) the date on which such shares are otherwise acquired by the Company. Dividends on Series C and D are also convertible into shares of Series C and D at their respective liquidation values per share. All dividends have been accrued and included in the carrying value of the respective redeemable convertible preferred stock in the accompanying balance sheets. As of December 31, 2003, and March 31, 2004 the Company had accrued cumulative preferred stock dividends of $11,064,505, and $12,282,309,

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

respectively, which were convertible into 1,354,279 and 1,496,725 shares of preferred stock, respectively. No dividends have been declared by the Board of Directors, or paid by the Company.

Liquidation. Upon a liquidation event, which includes a liquidation, dissolution, winding-up of the Company, or a merger, consolidation or reorganization of the Company that results in the transfer of 50% or more of the outstanding voting power of the Company or a sale of substantially all the assets of the Company, the holders of Series B, Series C, Series D and Series E are entitled to, prior and in preference to any other stockholders, a liquidation preference distribution of their respective liquidation values plus all accrued but unpaid dividends or if greater, the amount per share as would have been payable had each share of preferred stock been converted in the Company’s common stock prior to a liquidation event. The liquidation value of Series B issued before July 2, 1998 and on or after July 2, 1998 is $1.164 and $1.50 per share, respectively. The liquidation value of Series C issued on or before June 8, 2000 and after June 8, 2000 is $5.70 and $2.85 per share, respectively. The liquidation value of Series D and E is $3.94 per share. The following table summarizes the liquidations preferences of convertible redeemable preferred stock:

	December 31,	March 31,
	2003	2004

		(unaudited)
Series B	$3,000,012	$3,000,012
Series C	26,722,817	27,040,663
Series D	51,787,839	52,687,797
Series E	20,045,695	20,045,695

	$101,556,363	$102,774,167

Conversion. The holders of Series B, Series C, Series D, and Series E may convert at any time shares of their preferred stock into common stock on a one-for-one basis subject to certain adjustments including dilutive issuances, adjustments or splits, as defined. Upon the effectuation of the 1-for-2.38 reverse stock split (see Note 15), the conversion ratio of Series B, Series C, Series D, and Series E was adjusted to approximately 0.42 shares of common stock for each share of redeemable convertible preferred stock. All redeemable preferred stock will be automatically converted to common stock upon the closing of an initial public offering with gross proceeds of not less than $50.0 million.

Redemption. At any time after April 6, 2006, the holders of Series B, Series C, Series D and Series E have the option to require Inhibitex to redeem any or all of their respective outstanding shares of redeemable preferred stock. If so elected, the redemption price for each share of preferred stock is the original purchase price paid for such stock as adjusted for stock splits, stock dividends, or other recapitalizations, plus all accrued but unpaid dividends. Prior to the Series E financing in December 2003, the holders of Series B, Series C and Series D could redeem their preferred stock at any time after April 6, 2005.

Preferred Stock Warrants. The preferred stock issuable upon the exercise of outstanding warrants to purchase shares of the Company’s redeemable convertible preferred stock shall convert into common stock based upon a conversion rate of one to one, adjusted for the 1-for-2.38 reverse stock split.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table outlines outstanding warrants to purchase preferred stock as of both December 31, 2003 and March 31, 2004, (unaudited):

	Exercise Price	Number of Shares of
	Per Share	Preferred Stock

Series B	$1.50	222,328
Series C	2.85	5,119
Series D	3.94 – 5.91	2,860,317
Series E	5.91	1,271,930

Total		4,359,694

Warrants to purchase shares of redeemable preferred stock issued in connection with notes payable and capital leases are described in Note 7.

In connection with bridge loans provided to the Company in March and August 1999, the Company issued warrants to purchase a total of 170,000 shares of Series B at an exercise price of $1.50 per share. The warrants became exercisable on December 31, 1999 and expire on June 19, 2004. Using the Black-Scholes method, the warrants have been recorded at their estimated fair value of $0.53 to $0.59 per share, assuming no dividend yield, risk-free rates ranging from 5.19% to 5.97%, expected life of three years and volatility of 50%.

In connection with another bridge loan provided to the Company in March 2000, the Company issued warrants to purchase a total of 40,000 shares of Series B at an exercise price of $1.50 per share. The warrants became exercisable on May 15, 2000 and expire on June 19, 2004. Using the Black-Scholes method, the warrants have been recorded at their estimated fair value of $0.69 per share, assuming no dividend yield, risk-free interest rate of 6.43%, expected life of four years and volatility of 50%.

In connection with the issuance of shares of Series D in February, March and April 2002, the Company issued warrants to purchase 2,855,200 shares of Series D at an exercise price of $5.91 per share. The warrants may be exercised at any time by the holders through February 7, 2007. The warrants have been recorded at their estimated fair value of $1.45 per share using the Black-Scholes method assuming no dividend yield, risk-free interest rate of 4.3%, expected life of five years, and volatility of 50%. The Series D was discounted by an amount equal to such value.

In connection with the issuance of Series E in December 2003, the Company issued warrants to purchase a total of 1,271,930 shares of Series E at an exercise price of $5.91 per share. The warrants may be exercised at any time through December 19, 2008. The warrants have been recorded at their estimated fair value of $1.42 per share using the Black-Scholes method assuming no dividend yield, risk-free interest rate of 3.7%, expected life of five years, and volatility of 50%. The Series E was discounted by an amount equal to such value.

During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company recorded aggregate accretion related to warrants of $0, $1,164,476, $1,329,899, $330,618 and $383,534, respectively.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Stockholders’ (Deficit) Equity

Convertible Preferred Stock. On January 3, 1996, the Company issued 216,000 shares of Series A Preferred Stock (“Series A”) for total consideration of $540,000, which included the conversion of a $220,000 bridge loan and $320,000 in cash consideration (the “Series A Financing”).

Series A is convertible into common stock at the option of the holder, or automatically upon the completion of an initial public offering of the Company’s common stock providing net proceeds of at least $50.0 million. The initial conversion rate for Series A is one to one, which is to be adjusted in the event of a subdivision or combination of the stock or a reorganization, dividend, consolidation, merger or sale of the Company or sale of additional shares of common stock for consideration less than the original purchase price of the Series A. The Series A conversion rate was adjusted to 0.42 shares of common stock for each share of Series A, upon effectuation of the 1-for-2.38 reverse stock split (see Note 15). Dividends on Series A are payable when and as declared by the Board of Directors. In the event of a liquidation of the Company, the Series A stockholders are entitled to receive, prior to and in preference to the common stockholders, an amount equal to the Series A liquidation value. The liquidation value of Series A shares is $1.164 per share plus all declared and accrued but unpaid dividends. As of December 31, 2003 and March 31, 2004, this liquidation value was $251,424. The holders of Series A have voting rights equal to the number of shares of common stock into which the shares are convertible. The holders of Series A and common stock (voting as a class) may elect one director.

Common Stock. As of December 31, 2003 and March 31, 2004, the Company is authorized to issue 43,100,000 shares of common stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote.

The Company had reserved shares of common stock for issuance as follows:

	December 31,	March 31,
	2003	2004

		(unaudited)
Common stock options	1,338,452	1,376,854
Conversion of Series A	90,758	90,758
Conversion of Series B	961,635	961,635
Conversion of Series C	2,342,968	2,342,968
Conversion of Series D	4,798,638	4,798,634
Conversion of Series E	2,137,712	2,137,712
Dividends accrued on Series C and D	1,354,279	1,496,725
Warrants to purchase shares of common stock and Series B, Series C, Series D, and Series E	1,838,118	1,838,118

Total	14,862,560	15,043,404

Since inception and through March 31, 2004 the Company has issued a total of 667,178 shares of common stock. Of this amount, 42,017 shares were purchased by an investor in 1994, 368,981 have been issued to founders, senior management and consultants and 256,180 have been issued pursuant to the exercise of stock options and warrants.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Stock Option Plans

1998 Equity Ownership Plan. In May 1998, the Board of Directors approved the 1998 Equity Ownership Plan (the “Plan”), which provided for the grant of stock options to directors, officers, employees and consultants. Under the Plan, both incentive stock options and non-qualified stock options, among other equity related awards, could be granted. The Board of Directors determined the term and vesting dates of all options at their grant date, provided that such price shall not be less than the fair market value of the Company’s stock on the date of grant. Under the Plan, the maximum term for an option grant is 10 years from the grant date, and options generally vest ratably over a period of four years from the grant date. As of December 31, 2003 and March 31, 2004, there were 421,023 and 327,120 outstanding options under the Plan to purchase the Company’s common stock, respectively. Upon the adoption of the 2002 Stock Incentive Plan (“2002 Plan”) as discussed below, no additional grants of stock options or equity awards were authorized under the 1998 Equity Ownership Plan. All options outstanding under the Plan will remain in full force and effect until they expire or are exercised. However, future forfeitures of any stock options granted under the 1998 Equity Ownership Plan are added to the number of shares available under the 2002 Plan.

2004 Stock Incentive Plan and 2002 Non-Employee Directors Stock Option Plan. In February 2002, the Board of Directors approved the 2002 Plan, which provides for the grant of incentive stock options, non-qualified stock options and other equity related awards to employees, contractors and consultants of the Company. At that time, the Company also adopted the 2002 Non-Employee Directors Stock Option Plan (the “Director Plan”) which provides for the grant of non-qualified stock options and other equity related awards to non-employee members of the Board of Directors. On February 20, 2004, the Board of Directors amended the 2002 Plan and the Director Plan, whereby the 2002 Plan was renamed the 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan was further modified to provide for option grants to non-employee directors and 1,428,572 shares of common stock were added to the number of reserved shares. Upon the adoption of the 2004 Plan, no further options were authorized to be granted from the Director Plan.

The 2004 Plan and the Director Plan are administered by the compensation committee of the Board of Directors, which has the authority to select the individuals to whom awards are to be granted, the number of shares granted, and the vesting schedule. As of March 31, 2004, an aggregate of 2,465,494 and 66,804 shares of common stock were reserved for issuance under the 2004 Plan and the Director Plan, respectively. Under the 2004 Plan and Director Plan, the maximum term for an option grant is ten and six years from the grant date, respectively. Options granted under the 2004 Plan and Director Plan generally vest ratably over a period of four years and three years, respectively, from the grant date. As of December 31, 2003, there were 867,007 outstanding options to purchase the Company’s common stock and 207,197 options available for grant under the 2004 Plan. As of March 31, 2004, there were 982,930 outstanding options to purchase the Company’s common stock and 1,482,695 options available for grant under the 2004 Plan. As of December 31, 2003 and March 31, 2004, there were 50,422 and 66,804 outstanding options to purchase the Company’s common stock and 54,622 and no options available for grant under the Director Plan, respectively.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a summary of the stock option activity and related information related to the Company’s stock option plans, and 35,000 shares issued outside these plans, from inception of such plans through the period ended March 31, 2004:

			Weighted Average
	Number of	Exercise Price	Exercise Price
	Shares	Per Share	Per Share

Granted during 1998	51,666	$0.24	$0.24

Balance at December 31, 1998	51,666	0.24	0.24
Granted	66,814	0.29-0.36	0.31
Exercised	(1,787)	0.24	0.24

Balance at December 31, 1999	116,693	0.24-0.36	0.29
Granted	306,066	0.29-0.68	0.38
Exercised	(7,673)	0.24-0.36	0.29
Cancelled	(8,301)	0.29	0.29

Balance at December 31, 2000	406,785	0.24-0.68	0.36
Granted	208,959	0.68	0.68
Exercised	(44,816)	0.24-0.68	0.29
Cancelled	(16,284)	0.24-0.68	0.45

Balance at December 31, 2001	554,644	0.24-0.68	0.48
Granted	639,981	0.68-1.90	1.90
Exercised	(47,432)	0.24-0.68	0.38
Cancelled	(61,429)	0.24-1.90	0.74

Balance at December 31, 2002	1,085,764	0.24-1.90	1.31
Granted	285,555	1.90	1.90
Exercised	(22,857)	0.24-1.90	0.83
Cancelled	(10,010)	0.29-1.90	1.55

Balance at December 31, 2003	1,338,452	0.24-1.90	1.43

Granted	171,882	9.38	9.38
Exercised	(131,089)	0.24-1.90	0.83
Cancelled	(2,391)	0.68-1.90	1.50

Balance at March 31, 2004 (unaudited)	1,376,854	0.24-9.38	2.48

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following tables summarize information relating to outstanding and exercisable options as of December 31, 2003 and March 31, 2004:

	December 31, 2003

	Outstanding
				Exercisable
		Weighted Average
		Remaining	Weighted Average		Weighted Average
	Number of	Contractual Life	Exercise	Number of	Exercise
Exercise Prices	Shares	(in Years)	Price	Shares	Price

$0.24	38,633	4.41	$0.24	38,633	$0.24

0.29	158,413	6.06	0.29	126,128	0.29

0.36	13,971	5.35	0.36	13,971	0.36

0.68	230,280	6.98	0.68	123,186	0.68

1.90	897,155	4.59	1.90	157,452	1.90

	1,338,452	5.18	1.43	459,370	0.94

	March 31, 2004

	Outstanding
				Exercisable
		Weighted Average
		Remaining	Weighted Average		Weighted Average
	Number of	Contractual Life	Exercise	Number of	Exercise
Exercise Prices	Shares	(in Years)	Price	Shares	Price

$0.24	15,644	4.16	$0.24	15,644	$0.24

0.29	120,561	5.89	0.29	94,300	0.29

0.36	13,971	5.10	0.36	13,971	0.36

0.68	197,216	6.69	0.68	118,008	0.68

1.90	857,578	4.36	1.90	207,056	1.90

9.38	171,884	5.89	9.38	5,967	9.38

	1,376,854	5.04	2.48	454,946	1.24

The Company applies the measurement principles of APB No. 25 in accounting for stock options granted to its employees and directors.

12.	Research and License Agreements

To date, the Company has entered into a number of license and collaborative agreements with various institutions to obtain intellectual property rights and patents relating to MSCRAMM proteins, and its product candidates. Inhibitex has also entered into an exclusive worldwide license and collaboration agreement with Wyeth with respect to its use of the MSCRAMM proteins to develop staphylococcal vaccines. The significant arrangements are described further below.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Wyeth. In August 2001, Inhibitex entered into an exclusive worldwide license and development collaboration agreement with Wyeth for the development of staphylococcal vaccines for humans. Under the terms of this agreement, Inhibitex granted Wyeth an exclusive worldwide license to its MSCRAMM protein intellectual property with respect to human vaccines against staphylococcal organisms. The development, manufacture and sale of any products resulting from the collaboration are the responsibility of Wyeth. Inhibitex may terminate the agreement if Wyeth fails to use reasonable commercial efforts to bring related products to market. Wyeth may terminate the agreement, without cause, upon six months notice. Otherwise, this agreement will terminate upon the expiration of all of the licensed patents. Currently, the latest to expire of the issued patents under the license agreement expires in 2019.

Pursuant to this agreement, Inhibitex has received $3.4 million in an upfront license fee and annual research support payments from Wyeth as of March 31, 2004. The Company is also entitled to receive milestones upon the filing of an IND, the commencement of both Phase II and Phase III clinical trials, the filing of a BLA, and FDA approval of a licensed product. If all such milestones are achieved relative to one or more licensed products, the Company would be entitled to receive a minimum of $10.0 million in milestone payments from Wyeth. Finally, the Company is also entitled to royalties on net sales of licensed products manufactured, sold or distributed by Wyeth.

Texas A&M University Health Science Center. Inhibitex has licensed, on an exclusive basis, from the Texas A&M University System a number of issued United States patents, related United States divisional applications and foreign counterpart applications directed to one of the MSCRAMM proteins that the Company’s lead product candidate, Veronate, targets. Texas A&M may terminate the license if the Company fails to use commercially reasonable efforts to bring product candidates to market. Inhibitex may terminate the license without cause upon 60 days written notice. Otherwise, this agreement will terminate upon the expiration of all of the licensed patents. Currently, the latest to expire of the issued patents under the license agreement expires in 2019. The Company has agreed to pay Texas A&M a royalty based on net sales for any products sold utilizing these patents. Pursuant to these agreements, the Company has paid Texas A&M approximately $1.2 million through March 31, 2004. The Company has no future minimum royalty or milestone obligations pursuant to these agreements.

BioResearch Ireland (BRI)/ Trinity College Dublin. Inhibitex has also obtained a license from BioResearch Ireland (“BRI”) under certain patents and related applications licensed to it from Texas A&M, as described above. Scientists from both Texas A&M and BRI are co-inventors on these applications. The license also covers pending international applications. BRI may terminate the license if Inhibitex fails to use commercially reasonable efforts to bring one or more products that use the licensed technology to market. Otherwise, this license will terminate upon the expiration of the licensed patents. Currently, the latest to expire of the issued patents under the license agreement expires in 2019. BRI is entitled to a royalty on the net sales of products sold utilizing these patents. Pursuant to these agreements, the Company has paid BRI approximately $419,000 through March 31, 2004. The Company has no future minimum royalty or milestone obligations pursuant to these agreements.

Other Agreements. The following four agreements relate to intellectual property associated with the production of monoclonal antibodies that the Company has in-licensed.

In November 2001, Inhibitex entered into a research evaluation and worldwide non-exclusive license agreement with Lonza Biologics for intellectual property and materials relating to the expression of recombinant monoclonal antibodies to bacterial surface proteins for use in the manufacture of Aurexis. Under the terms of the agreement, Inhibitex agreed to pay an annual fee and a royalty on the net sales of

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

any products that it may sell that utilize this technology. Inhibitex may terminate the agreement upon 60 days notice. The agreement terminates upon the expiration of the last valid patent or 15 years, whichever is longer. Currently, the latest to expire of the issued patents under the license agreement expires in 2016. Pursuant to this agreement, the Company has paid Lonza $361,000 as of March 31, 2004.

In June 2003, Inhibitex obtained a non-exclusive, worldwide royalty-bearing license from Genentech for a patent relating to the production of monoclonal antibodies for use in the manufacture of Aurexis. Under the agreement, the Company agreed to pay Genentech an up-front license fee and it is further obligated to pay a milestone payment upon the approval of Aurexis and a royalty on the sale of any of its products that utilize the underlying technology. Inhibitex may terminate this agreement without cause upon 90 days notice. Otherwise, this license will terminate upon the expiration of the patent, which will occur in 2018 if not extended. If Aurexis is approved for sale by the FDA, the Company’s total payments to Genentech under this agreement for upfront fees and milestones would be approximately $5.5 million in the aggregate.

In July 2003, Inhibitex obtained a non-exclusive, worldwide royalty-bearing license from the University of Iowa for patents relating to technology used in the expression of recombinant proteins for use in the manufacture of Aurexis. Under this agreement, the Company has paid the University of Iowa an up-front license fee of $35,000 and it is obligated to make annual payments of $35,000 per year. The Company also agreed to pay a milestone payment of $40,000 for each of the first four license related products to receive FDA approval and a royalty on the sale of any of its products that utilize the underlying technology. The Company may terminate this agreement at any time. Otherwise, this license will terminate upon the expiration of the patents, which will be 2009 and 2012, respectively.

In March 2004, the Company obtained a non-exclusive, worldwide royalty bearing license from the National Institutes of Health (NIH) for patent applications relating to the humanization of monoclonal antibodies. Under this agreement, the Company agreed to pay an up-front license fee, a minimum annual royalty of $25,000 per year, milestone payments and a royalty on the sale of any of its products that would otherwise infringe any patent that may issue from the pending applications. For any product covered by this license, the milestone payments are based upon the filing of an IND, the first subject enrolled in a Phase II and Phase III trial, the filing of a BLA and upon the approval of a BLA by the FDA. The Company may terminate this agreement upon 60 days notice. Otherwise, this agreement terminates upon the expiration of the patent, which will occur in 2011 if not extended. If Aurexis is approved for sale by the FDA, the Company’s total payments to the NIH under this agreement related to the up-front license fee and milestone payments would be approximately $1.2 million in the aggregate.

13. Employee Benefit Plan

Inhibitex sponsors a 401(k) plan for the benefit of its employees that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. Eligible employees may make pre-tax contributions to the 401(k) plan of up to 20% of their eligible earnings, subject to the statutorily prescribed annual limit. The 401(k) plan permits the Company to make discretionary matching and profit sharing contributions. The Company’s contributions to the plan were approximately $62,000, $112,000, $108,000, $33,000 and $37,000 in 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. The Company’s contributions vest over a three-year period.

INHIBITEX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

14. Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results.

					Net Loss
					Attributable
					to Common
				Net Loss	Stockholders
				Attributable	Per Share —
				to Common	Basic and
	Revenue	Loss from Operations	Net Loss	Stockholders	Diluted

Year Ended December 31, 2002
First Quarter	$225,000	$(3,017,972)	$(2,927,667)	$(3,888,603)	$(8.29)
Second Quarter	225,000	(4,586,897)	(4,428,398)	(5,981,627)	(12.46)
Third Quarter	225,000	(4,887,392)	(4,752,731)	(6,308,550)	(13.09)
Fourth Quarter	225,000	(5,550,122)	(5,503,927)	(7,059,747)	(13.79)
Year Ended December 31, 2003
First Quarter	225,000	(4,716,231)	(4,647,137)	(6,195,560)	(11.95)
Second Quarter	225,000	(6,235,947)	(6,206,087)	(7,754,510)	(14.78)
Third Quarter	183,333	(6,055,302)	(6,054,360)	(7,602,782)	(14.35)
Fourth Quarter	462,500	(5,644,833)	(5,425,437)	(6,981,285)	(13.10)
Year Ended December 31, 2004
First Quarter (unaudited)	162,500	(4,824,716)	(4,821,568)	(6,422,906)	(10.74)

15. Subsequent Events

On February 20, 2004, the Board of Directors approved a reverse stock split to be effective prior to an initial public offering of the Company’s common stock. The Board of Directors approved a 1-for-2.38 reverse stock split of the outstanding common stock on May 4, 2004. The accompanying financial statements give retroactive effect to this reverse stock split for all periods presented.

On February 20, 2004 the Compensation Committee of the Board of Directors also approved the grant of stock options to officers and employees to purchase 170,621 shares of common stock under the Company’s stock option plans.

On February 20, 2004, the Board of Directors approved a number of amendments to the Company’s stock option plans. The Company’s 2002 Plan was renamed the 2004 Stock Incentive Plan and was amended to increase the number of shares of common stock reserved for issuance hereunder by 1,428,571 to an aggregate of 2,465,494. Further, the 2004 Stock Incentive Plan was amended to include future grants of stock options to non-employee members of the Board of Directors. Accordingly, the Board of Directors amended the Director Plan such that no future grants would be made from that plan.

On February 20, 2004, the Company’s Board of Directors approved an amended and restated certificate of incorporation. The restated certificate of incorporation, which will become effective upon the closing of an initial public offering, will increase the Company’s authorized common stock to 75,000,000 shares and will authorize 5,000,000 shares of preferred stock, issuable in one or more series to be designated by the Company’s Board of Directors.

5,900,000 Shares

Common Stock

Thomas Weisel Partners LLC

Lazard

Harris Nesbitt

Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates, other than the SEC registration fee and the National Association of Securities Dealers, Inc. fee.

SEC registration fee	$10,923

National Association of Securities Dealers, Inc. fee	9,125

Nasdaq Stock Market listing fee	100,000

Accountants’ fees and expenses	400,000

Legal fees and expenses	650,000

Blue Sky fees and expenses	15,000

Transfer Agent’s fees and expenses	10,000

Printing and engraving expenses	225,000

Miscellaneous	79,952

Total expenses	$1,500,000

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Our amended and restated certificate of incorporation provides that we shall indemnify our directors, officers and employees (and those serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against all expenses (including attorney’s fees), liability and loss in any action, suit or proceeding arising out of his or her status as a director, officer, employee or agent or activities in any of those capacities. We shall pay expenses incurred by a director, officer, employee or agent in defending an action, suit or proceeding, or appearing as a witness at a time when he or she has not been named as a defendant or a respondent, in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

We have entered into separate, but identical, indemnity agreements with each of our directors and executive officers and we expect to enter into similar indemnity agreements with persons who become directors or executive officers in the future. These indemnity agreements provide that we will indemnify our directors or executive officers, or the indemnitees, against any amounts that he or she becomes legally obligated to pay in connection with any claim against him or her based upon any act, omission, neglect or breach of duty that he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of Inhibitex; provided that such claim: (i) is not based upon the indemnitee’s gaining any personal profit or advantage to which he or she is not legally entitled; (ii) is not for an accounting of profits made from the purchase or sale by the indemnitee of our securities within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state law; and (iii) is not based upon the indemnitee’s knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that all costs and expenses incurred by the indemnitee in defending or investigating any such claim shall be paid by us in advance of the final disposition thereof unless a majority of our directors who are not parties to the action, independent legal counsel in a written opinion, our stockholders or a court of competent jurisdiction in a final, unappealable adjudication determine that: (i) the indemnitee did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests or (ii) in the case of any criminal action or proceeding, the indemnitee had reasonable cause to believe his or her conduct was unlawful. Each indemnitee has undertaken to repay us for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final, nonappealable adjudication that he or she is not entitled to indemnification under the indemnity agreements.

We also carry liability insurance covering each of our directors and officers.

Our amended and restated certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding March 31, 2004, the registrant has issued the following securities that were not registered under the Securities Act:

(1) The registrant granted stock options to employees, directors and consultants under its Amended and Restated 1998 Equity Ownership Plan, 2004 Stock Incentive Plan and 2002 Non-Employee Directors Stock Option Plan covering an aggregate of 1,195,582 shares of the registrant’s common stock, at a weighted average exercise price of $2.81 per share. During the same period, options covering an aggregate of 85,898 shares were canceled without being exercised. During the same period, the registrant sold an aggregate of 243,058 shares of its common stock to employees, directors, and consultants for cash consideration in the aggregate amount of $159,457 upon the exercise of stock options granted under the Amended and Restated 1998 Equity Ownership Plan, 2004 Stock Incentive Plan and 2002 Non-Employee Directors Stock Option Plan.

(2) In April 2001, the registrant issued warrants exercisable into an aggregate of 6,303 shares of common stock to Cordova Technology Partners for representation on the board of directors of the registrant by a principal of Cordova Technology Partners. The warrants have an exercise price of $0.286 per share.

(3) In August 2001, in connection with an equipment term loan, the registrant issued warrants exercisable into an aggregate of 5,119 shares of Series C Preferred Stock to General Electric Capital Corporation. The warrants have an exercise price of $2.85 per share.

(4) In February, March and April 2002, the registrant sold an aggregate of 11,420,794 shares of its Series D Preferred Stock, convertible into 4,798,634 shares of its common stock, at $9.38 per share and warrants exercisable into an aggregate of 2,855,200 shares of Series D Preferred Stock at an exercise price of $5.91 for an aggregate offering price of $44,997,928 to a group of investors including Essex Woodlands Health Ventures V, L.P., William Blair Capital Partners VI, L.P., New Enterprise Associates 10, Limited Partnership, and Alliance Technology Ventures III, L.P. and affiliated entities.

(5) In September 2002, in connection with an equipment term loan, the registrant issued warrants exercisable into an aggregate of 1,914 shares of Series D Preferred Stock to General Electric Capital Corporation. The warrants have an exercise price of $3.94 per share.

(6) In June, July and December 2003, in connection with an equipment term loan, the registrant issued warrants exercisable into an aggregate of 756, 1,682 and 765, shares of Series D Preferred Stock, respectively, to General Electric Capital Corporation. The warrants have an exercise price of $3.94 per share.

(7) In December 2003, the registrant sold an aggregate of 5,087,740 shares of its Series E Preferred Stock, convertible into 2,137,712 shares of its common stock, at $9.38 per share and warrants exercisable into an aggregate of 1,271,930 shares of Series E Preferred Stock at an exercise price of $5.91 for an aggregate offering price of $20,045,696 to a group of investors including Essex Woodlands Health Ventures V, L.P., William Blair Capital Partners VI, L.P., New Enterprise Associates 10, Limited Partnership and Alliance Technology Ventures III, L.P. and affiliated entities.

The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written compensation contract, as provided by Rule 701.

The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (2), (3), (4), (5), (6) and (7) by virtue of Section 4(2) and/or Regulation D promulgated there under as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2), except for one institutional lender, represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(A) Exhibits.

Exhibit
No.		Description

1.1		Form of Underwriting Agreement.
3	.1(1)	Certificate of Incorporation.
3.2		Form of Amendment to Certificate of Incorporation.
3	.3(1)	Bylaws, as amended.
3	.4(1)	Eighth Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3	.5(1)	Amended and Restated Bylaws to be effective upon the closing of the offering.
4.1		Specimen certificate evidencing the common stock.
5.1		Opinion of Swidler Berlin Shereff Friedman, LLP, as to the legality of the common stock.
10	.1(1)	Amended and Restated 1998 Equity Ownership Plan and related form of option agreement.
10.2		2004 Stock Incentive Plan and related form of option agreement.
10	.3(1)	2002 Non-Employee Directors Stock Option Plan and related form of option agreement.
10	.4(1)	2004 Employee Stock Purchase Plan.
10	.5(1)	Form of Warrant to purchase shares of Series B Preferred Stock.
10	.6(1)	Form of Warrant to purchase shares of Series D Preferred Stock.
10	.7(1)	Form of Amendment to Warrant to purchase shares of Series D Preferred Stock, dated February 20, 2004.
10	.7.1	Form of Second Amendment to Warrant to purchase shares of Series D Preferred Stock, dated May 4, 2004.
10	.8(1)	Form of Warrant to purchase shares of Series E Preferred Stock.
10	.9(1)	Form of Amendment to Warrant to purchase shares of Series E Preferred Stock.
10	.9.1	Form of Second Amendment to Warrant to purchase shares of Series E Preferred Stock, dated May 4, 2004.
10	.10(1)	Amended and Restated Master Rights Agreement, dated December 19, 2003, by and among the registrant and holders of the registrant’s capital stock.
10	.11(1)	Amendment No. 1 to Amended and Restated Master Rights Agreement dated February 20, 2004.
10	.12(1)	Form of Indemnity Agreement.
10	.13(1)	Employment Agreement, dated as of February 20, 2004, by and between the registrant and William D. Johnston.
10	.14(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Seth V. Hetherington.
10	.15(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Joseph M. Patti.
10	.16(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Russell H. Plumb.
10	.17(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and David M. Wonnacott.
10	.18†(1)	License and Development Collaboration Agreement, dated August 2, 2001, by and between the registrant and American Home Products Corporation, acting through its Wyeth-Ayerst Laboratories Division.

Exhibit
No.		Description

10	.19†(1)	License Agreement, dated February 4, 2000, between the registrant and The Texas A&M University System.
10	.20†(1)	Amendment No. 1 to License Agreement, dated April 29, 2002, between the registrant and The Texas A&M University System.
10	.21(1)	Amendment No. 2 to License Agreement, dated April 29, 2002, between the registrant and The Texas A&M University System.
10	.22†(1)	Exclusive License Agreement, dated April 8, 1999, between the registrant and Enterprise Ireland, trading as BioResearch Ireland.
10	.23†(1)	License Agreement, dated December 23, 2002, between the registrant and Lonza Biologics PLC.
10	.24†(1)	Non-Exclusive Cabilly License Agreement, dated June 30, 2003, between the registrant and Genentech, Inc.
10	.25†(1)	Patent License Agreement, dated March 2, 2004, between the registrant and the National Institutes of Health.
10	.26†(1)	License Agreement, dated July 1, 2003, between the registrant and the University of Iowa Research Foundation.
10	.27†(1)	Plasma Supply Agreement, dated October 22, 2002, between the registrant and DCI Management Group, Inc.
10	.28(1)	Amendment to Plasma Supply Agreement, dated February 3, 2003, between the registrant and DCI Management Group, LLC.
10	.29(1)	Amendment to Plasma Supply Agreement, dated July 3, 2003, between the registrant and DCI Management Group, LLC.
10	.30†(1)	Production Agreement, dated December 5, 2001, between the registrant and Nabi.
10	.31†(1)	First Amendment to Production Agreement, dated December 5, 2001, between the registrant and Nabi Pharmaceuticals.
10	.32(1)	Sublease Agreement, dated January 1, 2001, between the registrant and AtheroGenics, Inc.
10	.33(1)	Non-Negotiable Promissory Note, dated January 1, 2002 issued by the registrant to AtheroGenics, Inc.
10	.34(1)	Sublease Agreement, dated December 23, 2002, between the registrant and Lucent Technologies, Inc.
10	.34.1	Lease Agreement, dated March 23, 2004, between the registrant and Sanctuary Park Realty Holding Company.
10	.35(1)	Lease Agreement, dated December 31, 2003, between the registrant and Cousins Properties Incorporated.
10	.36(1)	Loan and Security Agreement, dated February 11, 2003, between the registrant and Silicon Valley Bank.
10	.37†	Agreement, dated March 14, 2002, between the registrant and Avid Bioservices, Inc.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Swidler Berlin Shereff Friedman, LLP (included in Exhibit 5.1).
24	.1(1)	Powers of Attorney (included in signature page).

(1)	Previously filed.

†	Portions of such exhibit has been omitted pursuant to a separate confidential treatment request and such information has been filed separately with the Securities and Exchange Commission.

(B) Financial Statement Schedules

None.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, Georgia on this 6th day of May, 2004.

INHIBITEX, INC.

By:	/s/ WILLIAM D. JOHNSTON, PH.D.*

William D. Johnston, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM D. JOHNSTON, PH.D.* William D. Johnston, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	May 6, 2004

/s/ RUSSELL H. PLUMB Russell H. Plumb	Chief Financial Officer (Principal Financial and Accounting Officer)	May 6, 2004

/s/ MICHAEL A. HENOS* Michael A. Henos	Chairman of the Board of Directors	May 6, 2004

/s/ M. JAMES BARRETT, PH.D.* M. James Barrett, Ph.D.	Director	May 6, 2004

/s/ CARL E. BROOKS* Carl E. Brooks	Director	May 6, 2004

/s/ J. DOUGLAS EPLETT, M.D.* J. Douglas Eplett, M.D.	Director	May 6, 2004

/s/ RUSSELL M. MEDFORD, M.D., PH.D.* Russell M. Medford, M.D., Ph.D.	Director	May 6, 2004

/s/ ARDA M. MINOCHERHOMJEE, PH.D.* Arda M. Minocherhomjee, Ph.D.	Director	May 6 2004

Signature		Title	Date

/s/ JOSEPH M. PATTI, M.S.P.H., PH.D.* Joseph M. Patti, M.S.P.H., Ph.D.		Director	May 6, 2004

/s/ MARC L. PREMINGER* Marc L. Preminger		Director	May 6, 2004

/s/ LOUIS W. SULLIVAN, M.D.* Louis W. Sullivan, M.D.		Director	May 6, 2004

*By:	/s/ RUSSELL H. PLUMB Russell H. Plumb Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Form of Underwriting Agreement.
3	.1(1)	Certificate of Incorporation.
3.2		Form of Amendment to Certificate of Incorporation.
3	.3(1)	Bylaws, as amended.
3	.4(1)	Eighth Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3	.5(1)	Amended and Restated Bylaws to be effective upon the closing of the offering.
4.1		Specimen certificate evidencing the common stock.
5.1		Opinion of Swidler Berlin Shereff Friedman, LLP, as to the legality of the common stock.
10	.1(1)	Amended and Restated 1998 Equity Ownership Plan and related form of option agreement.
10.2		2004 Stock Incentive Plan and related form of option agreement.
10	.3(1)	2002 Non-Employee Directors Stock Option Plan and related form of option agreement.
10	.4(1)	2004 Employee Stock Purchase Plan.
10	.5(1)	Form of Warrant to purchase shares of Series B Preferred Stock.
10	.6(1)	Form of Warrant to purchase shares of Series D Preferred Stock.
10	.7(1)	Form of Amendment to Warrant to purchase shares of Series D Preferred Stock, dated February 20, 2004.
10	.7.1	Form of Second Amendment to Warrant to purchase shares of Series D Preferred Stock, dated May 4, 2004.
10	.8(1)	Form of Warrant to purchase shares of Series E Preferred Stock.
10	.9(1)	Form of Amendment to Warrant to purchase shares of Series E Preferred Stock.
10	.9.1	Form of Second Amendment to Warrant to purchase shares of Series E Preferred Stock, dated May 4, 2004.
10	.10(1)	Amended and Restated Master Rights Agreement, dated December 19, 2003, by and among the registrant and holders of the registrant’s capital stock.
10	.11(1)	Amendment No. 1 to Amended and Restated Master Rights Agreement dated February 20, 2004.
10	.12(1)	Form of Indemnity Agreement.
10	.13(1)	Employment Agreement, dated as of February 20, 2004, by and between the registrant and William D. Johnston.
10	.14(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Seth V. Hetherington.
10	.15(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Joseph M. Patti.
10	.16(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and Russell H. Plumb.
10	.17(1)	Amended and Restated Employment Agreement, dated as of February 20, 2004, by and between the registrant and David M. Wonnacott.
10	.18†(1)	License and Development Collaboration Agreement, dated August 2, 2001, by and between the registrant and American Home Products Corporation, acting through its Wyeth-Ayerst Laboratories Division.

Exhibit
No.		Description

10	.19†(1)	License Agreement, dated February 4, 2000, between the registrant and The Texas A&M University System.
10	.20†(1)	Amendment No. 1 to License Agreement, dated April 29, 2002, between the registrant and The Texas A&M University System.
10	.21(1)	Amendment No. 2 to License Agreement, dated April 29, 2002, between the registrant and The Texas A&M University System.
10	.22†(1)	Exclusive License Agreement, dated April 8, 1999, between the registrant and Enterprise Ireland, trading as BioResearch Ireland.
10	.23†(1)	License Agreement, dated December 23, 2002, between the registrant and Lonza Biologics PLC.
10	.24†(1)	Non-Exclusive Cabilly License Agreement, dated June 30, 2003, between the registrant and Genentech, Inc.
10	.25†(1)	Patent License Agreement, dated March 2, 2004, between the registrant and the National Institutes of Health.
10	.26†(1)	License Agreement, dated July 1, 2003, between the registrant and the University of Iowa Research Foundation.
10	.27†(1)	Plasma Supply Agreement, dated October 22, 2002, between the registrant and DCI Management Group, Inc.
10	.28(1)	Amendment to Plasma Supply Agreement, dated February 3, 2003, between the registrant and DCI Management Group, LLC.
10	.29(1)	Amendment to Plasma Supply Agreement, dated July 3, 2003, between the registrant and DCI Management Group, LLC.
10	.30†(1)	Production Agreement, dated December 5, 2001, between the registrant and Nabi.
10	.31†(1)	First Amendment to Production Agreement, dated December 5, 2001, between the registrant and Nabi Pharmaceuticals.
10	.32(1)	Sublease Agreement, dated January 1, 2001, between the registrant and AtheroGenics, Inc.
10	.33(1)	Non-Negotiable Promissory Note, dated January 1, 2002 issued by the registrant to AtheroGenics, Inc.
10	.34(1)	Sublease Agreement, dated December 23, 2002, between the registrant and Lucent Technologies, Inc.
10	.34.1	Lease Agreement, dated March 23, 2004, between the registrant and Sanctuary Park Realty Holding Company.
10	.35(1)	Lease Agreement, dated December 31, 2003, between the registrant and Cousins Properties Incorporated.
10	.36(1)	Loan and Security Agreement, dated February 11, 2003, between the registrant and Silicon Valley Bank.
10	.37†	Agreement, dated March 14, 2002, between the registrant and Avid Bioservices, Inc.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Swidler Berlin Shereff Friedman, LLP (included in Exhibit 5.1).
24	.1(1)	Powers of Attorney (included in signature page).

(1)	Previously filed.

†	Portions of such exhibit has been omitted pursuant to a separate confidential treatment request and such information has been filed separately with the Securities and Exchange Commission.